Exhibit 99.1

NOTICES OF MEETINGS
and
NOTICE OF APPLICATION TO THE COURT OF QUEEN'S BENCH OF ALBERTA
and
JOINT MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT
for the special meeting of the shareholders of
RAGING RIVER EXPLORATION INC.
and
for the special meeting of the shareholders of
BAYTEX ENERGY CORP.
EACH TO BE HELD ON AUGUST 21, 2018
with respect to the proposed
PLAN OF ARRANGEMENT
involving, among others,
RAGING RIVER EXPLORATION INC.
and
THE SHAREHOLDERS OF RAGING RIVER EXPLORATION INC.
and
BAYTEX ENERGY CORP.
July 12, 2018
TAKE ACTION AND VOTE TODAY

These materials are important and require your immediate attention. They require shareholders of Raging River Exploration Inc. ("Raging River") and Baytex Energy Corp. ("Baytex") to make important decisions. If you are in doubt as to how to make such decisions or require assistance with voting your common shares of Raging River or Baytex or for shareholders of Raging River completing your letter of transmittal and election form (including making a tax election pursuant thereto, if applicable), please contact your financial, legal, tax or other professional advisors or the parties' proxy solicitation and information agent, Laurel Hill Advisory Group by: (A) telephone at (i) 1-877-452-7184 (North American Toll-Free Number); or (ii) 1-416-304-0211 (Collect Calls outside North America); or (B) email at assistance@laurelhill.com. No securities regulatory authority in Canada or the United States has expressed an opinion about, or passed upon the fairness or merits of the transaction described in this document, the securities being offered pursuant to such transaction or the adequacy of the information contained in this document and it is an offense to claim otherwise.

TABLE OF CONTENTS

LETTER TO RAGING RIVER SHAREHOLDERS	I
LETTER TO BAYTEX SHAREHOLDERS	V
RAGING RIVER Q&A	VIII
BAYTEX Q&A	XV
NOTICE OF SPECIAL MEETING OF RAGING RIVER SHAREHOLDERS	XX
NOTICE OF SPECIAL MEETING OF BAYTEX SHAREHOLDERS	XXII
NOTICE OF APPLICATION	XXV
JOINT MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT	1
GLOSSARY OF TERMS	9
INFORMATION FOR BENEFICIAL HOLDERS	22
SUMMARY	24
THE ARRANGEMENT	36
Background to the Arrangement	36
Reasons for the Arrangement	41
Benefits of the Arrangement	44
Special Committee of Raging River	45
Raging River Advisors and Fairness Opinions	46
Baytex Financial Advisors and Fairness Opinion	48
Recommendation of the Raging River Board	49
Recommendation of the Baytex Board	49
EFFECT OF THE ARRANGEMENT	50
General	50
Raging River Incentives	50
Board and Management	51
Details of the Arrangement	51
The Arrangement Agreement	53
Raging River Support Agreements	65
Baytex Support Agreements	65
PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE	66
Procedural Steps	66
Shareholder Approvals	66
Court Approval	67
Regulatory Approvals	68
Timing	69
Procedure for Exchange of Raging River Share Certificates	69
Securities Law Matters	72
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	74
Raging River	74
Baytex	81

LEGAL DEVELOPMENTS	82
DISSENT RIGHTS	82
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	84
INTERESTS OF EXPERTS	90
RISK FACTORS	90
THE RAGING RIVER MEETING	93
THE BAYTEX MEETING	96
INFORMATION REGARDING RAGING RIVER EXPLORATION INC.	100
INFORMATION REGARDING BAYTEX ENERGY CORP.	103
QUESTIONS AND OTHER ASSISTANCE	106

APPENDICES

APPENDIX "A"	Arrangment Resolution
APPENDIX "B"	Issuance Resolution
APPENDIX "C"	Interim Order
APPENDIX "D"	Raging River GMP Fairness Opinion
APPENDIX "E"	Raging River NBF Fairness Opinion
APPENDIX "F"	CIBC Fairness Opinion
APPENDIX "G"	Pro Forma Information Concerning the Combined Enterprise
APPENDIX "H"	Section 191 of the ABCA

LETTER TO RAGING RIVER SHAREHOLDERS
July 12, 2018
Dear Raging River Shareholders:
You are invited to attend a special meeting (the "Raging River Meeting") of holders (the "Raging River Shareholders") of common shares ("Raging River Shares") of Raging River Exploration Inc. ("Raging River") to be held in the Devonian Room at the Calgary Petroleum Club located at 319 - 5th Avenue S.W., Calgary, Alberta on Tuesday, August 21, 2018 at 9:30 a.m. (Calgary time). At the Raging River Meeting, Raging River Shareholders will be asked to consider and vote upon a proposed plan of arrangement (the "Arrangement" or "Plan of Arrangement") involving Raging River, 2099011 Alberta Ltd. (a wholly-owned subsidiary of Raging River), the Raging River Shareholders and Baytex Energy Corp. ("Baytex"). If you cannot attend the Raging River Meeting, please complete the enclosed form of proxy and submit it as soon as possible. Pursuant to the by-laws of Raging River, a quorum of Raging River Shareholders is present at the Raging River Meeting if two or more persons are present, holding or representing by proxy, at least 25% of the outstanding Raging River Shares entitled to vote at the Raging River Meeting. Accordingly, your vote is important to Raging River and we strongly encourage you to attend the Raging River Meeting or submit the enclosed form of proxy.
The Arrangement Agreement
Raging River and Baytex agreed to combine their respective businesses and entered into an arrangement agreement dated June 17, 2018, as amended and restated (the "Arrangement Agreement"), which was unanimously approved by the respective boards of directors of Raging River and Baytex. The Plan of Arrangement provides that, among other things, each Raging River Shareholder will exchange, directly or indirectly, each Raging River Share for 1.36 common shares of Baytex ("Baytex Shares"). Upon completion of the Arrangement, existing holders of Baytex Shares and Raging River Shares will collectively own approximately 43% and 57%, respectively, of the combined enterprise, on a non-diluted basis.
Benefits of the Arrangement
Both Raging River and Baytex expect the Arrangement to offer the following long-term benefits for shareholders:

•	A World Class Asset Base;

•	Attractive Growth and Free Cash Flow;

•	Strong Balance Sheet;

•	High Return Oil-Weighted Assets;

•	Superior Capability to Optimize Capital Allocation;

•	Strong Oil Price Diversification;

•	Enhanced Platform for Developing Emerging Plays;

•	Top Tier Team with a Focus on Operational Excellence; and

i

•	Increased Scale and Trading Liquidity.
Shareholder Vote
For more detail and further benefits, please see the "The Arrangement - Benefits of the Arrangement" section starting on page 43 of the joint management information circular and proxy statement of Raging River and Baytex dated July 12, 2018 (the "Circular").
The resolution approving the Arrangement (the "Arrangement Resolution") must be approved by: (i) not less than 66⅔% of the votes cast by Raging River Shareholders, present in person or represented by proxy, at the Raging River Meeting; and (ii) a simple majority of the votes cast by Raging River Shareholders, present in person or represented by proxy, at the Raging River Meeting, after excluding the votes cast by persons whose votes may not be included in determining minority approval of a "business combination" pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, which includes the votes cast with respect to the Raging River Shares beneficially owned or over which control or direction is exercised by an executive officer of Raging River. In addition to the approval of the Raging River Shareholders, completion of the Arrangement is subject to, among other things, the approval by the holders of Baytex Shares ("Baytex Shareholders") of the issuance of Baytex Shares pursuant to the Arrangement, the approval of the Court of Queen's Bench of Alberta and the receipt of all necessary regulatory approvals, including approvals under the Competition Act (Canada).
The Baytex Shareholders are not required to approve the Arrangement itself. Rather, they will be required, pursuant to the rules of the Toronto Stock Exchange, to approve the issuance of the Baytex Shares to Raging River Shareholders under and in connection with the Arrangement by a simple majority of the votes cast by Baytex Shareholders present in person or represented by proxy at a special meeting of Baytex Shareholders (the "Baytex Meeting").
If the requisite shareholder and regulatory approvals are obtained and if the other conditions to the Arrangement becoming effective are satisfied or waived, it is expected that the Arrangement will become effective on or about August 22, 2018.
Board of Directors and Management
Upon completion of the Arrangement, Edward LaFehr, President and Chief Executive Officer of Baytex, Richard Ramsay, Chief Operating Officer of Baytex, and Rodney Gray, Chief Financial Officer of Baytex, will continue in such roles with Baytex. Bruce Beynon, the current President of Raging River, will join Baytex's management team as Executive Vice President with responsibility for Exploration, Land and Corporate Development and Jason Jaskela, the current Chief Operating Officer of Raging River, will join Baytex as Vice President of the East Duvernay Shale oil play, reporting directly to the President and Chief Executive Officer. In addition, it is anticipated that a majority of the Raging River management team and staff will have key roles in the combined enterprise.
The board of directors of Baytex ("Baytex Board") following the completion of the Arrangement will consist of six members of the current Baytex Board and four members of the board of directors of Raging River ("Raging River Board"). Neil Roszell, the current Executive Chairman and Chief Executive Officer of Raging River, will serve as Chairman and Raymond Chan, the current Chairman of Baytex, will serve as Lead Independent Director. The Baytex Board following the completion of the Arrangement will also include Edward LaFehr, Mark Bly, Trudy Curran, Naveen Dargan and Gregory Melchin from the current Baytex Board and Gary Bugeaud, Kevin Olson and Dave Pearce from the current Raging River Board.
Support Agreements
On June 17, 2018, all of the directors and officers of Raging River, holding an aggregate of 15,226,958 Raging River Shares (representing 6.58% of the then issued and outstanding Raging River Shares), entered into support agreements with Baytex pursuant to which they have agreed to, among other things, vote in favour of the Arrangement Resolution. On the same date, all of the directors and officers of Baytex, holding an aggregate of 3,287,892 Baytex Shares (representing 1.39% of the then issued and outstanding Baytex Shares), entered into support agreements with Raging

River pursuant to which they have agreed to, among other things, vote in favour of the issuance of Baytex Shares pursuant to the Arrangement at the Baytex Meeting.
Fairness Opinions
GMP FirstEnergy acted as exclusive financial advisor to Raging River and National Bank Financial Inc. acted as advisor to the special committee of certain independent members of the Raging River Board (the "Special Committee") and provided the Raging River Board and Special Committee with opinions (the "Fairness Opinions") that subject to the assumptions, limitations, qualifications and other matters stated in such opinions, the consideration to be received by the Raging River Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Raging River Shareholders.
The Raging River Board, after considering the Fairness Opinions, receiving advice from GMP FirstEnergy, National Bank Financial Inc. and legal counsel and upon the recommendation of the Special Committee, unanimously (i) determined that the Arrangement is in the best interests of Raging River and the Raging River Shareholders; (ii) determined that the Arrangement is fair to the Raging River Shareholders, (iii) approved the Arrangement Agreement and the transactions contemplated thereby; and (iv) recommends that Raging River Shareholders vote in favour of the Arrangement Resolution.
The accompanying Circular contains a detailed description of the Arrangement and the matters to be considered at the Raging River Meeting and the Baytex Meeting, as well as detailed information regarding Raging River and Baytex and certain pro forma financial information regarding the combined enterprise after giving effect to the Arrangement. It also includes certain risk factors relating to the completion of the Arrangement and the potential consequences to a Raging River Shareholder of exchanging, directly or indirectly, such holder's Raging River Shares for Baytex Shares in connection with the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, legal, tax or other professional advisors or the parties' proxy solicitation and information agent.
Letter of Transmittal and Election Form
Also enclosed is a letter of transmittal and election form ("Letter of Transmittal and Election Form") for use by registered Raging River Shareholders, containing complete instructions on how to exchange your Raging River Shares for the Baytex Shares you will be entitled to receive, directly or indirectly, upon completion of the Arrangement. You should complete the applicable accompanying Letter of Transmittal and Election Form and deliver the completed document and the share certificate(s) or Direct Registration System advice representing your Raging River Shares to Computershare Investor Services Inc. (in accordance with the instructions set forth in the Letter of Transmittal and Election Form),. If you are eligible to and wish to receive your Baytex Shares on a tax-deferred basis you should elect to do so in the Letter of Transmittal and Election Form and deliver the Letter of Transmittal and Election Form prior to 5:00 p.m. (Calgary time) on August 20, 2018 (unless such time is extended by agreement of Raging River and Baytex) (the "Election Deadline"). A registered Raging River Shareholder who wishes to elect to receive its Baytex Shares on a tax-deferred basis but fails to make such election or fails to deliver a duly completed Letter of Transmittal and Election Form prior to the Election Deadline will result in the disposition of the holder's Raging River Shares for Baytex Shares on a taxable basis (i.e., such disposition will not occur on a tax-deferred or rollover basis). If you hold your Raging River Shares through a broker or other nominee, you will need to provide instructions to your broker or other nominee to complete the Letter of Transmittal and Election Form.
Shareholder Questions
If you are a Raging River Shareholder and have any questions, need assistance in voting your Raging River Shares or completing your Letter of Transmittal and Election Form (including making a tax election pursuant thereto, if applicable), please contact your financial, legal or other professional advisors or Raging River's proxy solicitation and information agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (toll free in North America) or 416-304-0211 (collect outside North America), or by email at assistance@laurelhill.com.

On behalf of the Raging River Board, I would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to move forward with the proposed Arrangement. We would also like to thank the employees of Raging River for their hard work and their support for the proposed Arrangement. We look forward to seeing you at the Raging River Meeting.
Yours very truly,
(signed) "Neil Roszell"

Neil Roszell
Executive Chairman and Chief Executive Officer
Raging River Exploration Inc.

LETTER TO BAYTEX SHAREHOLDERS

July 12, 2018
Dear Baytex Shareholders:
You are invited to attend a special meeting (the "Baytex Meeting") of holders (the "Baytex Shareholders") of common shares ("Baytex Shares") of Baytex Energy Corp. ("Baytex") to be held in the Devonian Room at the Calgary Petroleum Club located at 319 - 5th Avenue S.W., Calgary, Alberta on Tuesday, August 21, 2018 at 10:30 a.m. (Calgary time). At the Baytex Meeting, Baytex Shareholders will be asked to consider and vote upon an ordinary resolution to approve the issuance of Baytex Shares (the "Issuance Resolution") in connection with a proposed plan of arrangement (the "Arrangement" or "Plan of Arrangement") involving Baytex, Raging River Exploration Inc. ("Raging River"), 2099011 Alberta Ltd. (a wholly-owned subsidiary of Raging River), and holders (the "Raging River Shareholders") of common shares ("Raging River Shares") of Raging River. If you cannot attend the Baytex Meeting, please complete the enclosed form of proxy and submit it as soon as possible. Pursuant to the by-laws of Baytex, a quorum of Baytex Shareholders is present at the Baytex Meeting if two or more persons are present, holding or representing by proxy, at least 25% of the outstanding Baytex Shares entitled to vote at the Baytex Meeting. Accordingly, your vote is important to Baytex and we strongly encourage you to attend the Baytex Meeting or submit the enclosed form of proxy.
The Arrangement Agreement
Baytex and Raging River agreed to combine their respective businesses and entered into an arrangement agreement dated June 17, 2018, as amended and restated (the "Arrangement Agreement"), which was unanimously approved by the respective boards of directors of Baytex and Raging River. The Plan of Arrangement provides for, among other things, the acquisition of all of the issued and outstanding Raging River Shares by Baytex. Holders of Raging River Shares will receive, directly or indirectly, 1.36 common shares ("Baytex Shares") of Baytex for each Raging River Share. Upon completion of the Arrangement, existing holders of Baytex Shares and Raging River Shares will collectively own approximately 43% and 57%, respectively, of the combined enterprise on a non-diluted basis.
Benefits of the Arrangement
Both Raging River and Baytex expect the Arrangement to offer the following long-term benefits for shareholders:

•	A World Class Asset Base;

•	Attractive Growth and Free Cash Flow;

•	Strong Balance Sheet;

•	High Return Oil-Weighted Assets;

•	Superior Capability to Optimize Capital Allocation;

•	Strong Oil Price Diversification;

•	Enhanced Platform for Developing Emerging Plays;

v

•Top Tier Team with a Focus on Operational Excellence; and
•Increased Scale and Trading Liquidity.
For more detail and further benefits, please see the "The Arrangement - Benefits of the Arrangement" section starting on page 43 of the joint management information circular and proxy statement of Raging River and Baytex dated July 12, 2018 (the "Circular").
Shareholder Vote
Although the Baytex Shareholders are not required to approve the Arrangement itself, pursuant to the rules of the Toronto Stock Exchange, Baytex Shareholders are required to approve the Issuance Resolution. The Issuance Resolution must be approved by a simple majority of the votes cast by the Baytex Shareholders present in person or represented by proxy at the Baytex Meeting. It is a condition to the completion of the Arrangement that the Issuance Resolution be approved at the Baytex Meeting. In addition, completion of the Arrangement is subject to, among other things, the approval of the Arrangement at a special meeting of Raging River Shareholders to be held the same date as the Baytex Meeting (unless adjourned or postponed) ("Raging River Meeting"), the approval of the Court of Queen's Bench of Alberta and receipt of all necessary regulatory approvals, including approvals under the Competition Act (Canada).
If the requisite shareholder and regulatory approvals are obtained and if the other conditions to the Arrangement becoming effective are satisfied or waived, it is expected that the Arrangement will become effective on or about August 22, 2018.
Board of Directors and Management
Upon completion of the Arrangement, Edward LaFehr, President and Chief Executive Officer of Baytex, Richard Ramsay, Chief Operating Officer of Baytex, and Rodney Gray, Chief Financial Officer of Baytex, will continue in such roles with Baytex. Bruce Beynon, the current President of Raging River, will join Baytex's management team as Executive Vice President with responsibility for Exploration, Land and Corporate Development and Jason Jaskela, the current Chief Operating Officer of Raging River, will join Baytex as Vice President of the East Duvernay Shale oil play, reporting directly to the President and Chief Executive Officer. In addition, it is anticipated that a majority of the Raging River management team and staff will have key roles in the combined enterprise.
The board of directors of Baytex (the "Baytex Board") following the completion of the Arrangement will consist of six members of the current Baytex Board and four members of the board of directors of Raging River ("Raging River Board"). Neil Roszell, the current Executive Chairman and Chief Executive Officer of Raging River, will serve as Chairman and Raymond Chan, the current Chairman of Baytex, will serve as Lead Independent Director. The Baytex Board following the completion of the Arrangement will also include Edward LaFehr, Mark Bly, Trudy Curran, Naveen Dargan and Gregory Melchin from the current Baytex Board and Gary Bugeaud, Kevin Olson and Dave Pearce from the current Raging River Board.
Support Agreements
On June 17, 2018, all of the directors and officers of Baytex, holding an aggregate of 3,287,892 Baytex Shares (representing 1.39% of the then issued and outstanding Baytex Shares), entered into support agreements with Raging River pursuant to which they have agreed to vote in favour of the Issuance Resolution. On the same date, all of the directors and officers of Raging River, holding an aggregate of 15,226,958 Raging River Shares (representing 6.58% of the then issued and outstanding Raging River Shares), entered into support agreements with Baytex pursuant to which they have agreed to vote in favour of the Arrangement at the Raging River Meeting.
Fairness Opinion
CIBC World Markets Inc. ("CIBC") and Scotia Capital Inc. acted as co-financial advisors to Baytex and CIBC has provided the Baytex Board with its opinion (the "CIBC Fairness Opinion") to the effect that, as of June 15, 2018, based upon the assumptions, limitations and qualifications set forth therein, the Exchange Ratio, being the number of Baytex Shares being offered to Raging River Shareholders for each Raging River Share, is fair, from a financial point of view, to Baytex.
The Baytex Board, after considering the CIBC Fairness Opinion and receiving advice from its financial and legal advisors, unanimously: (i) determined that the Arrangement is in the best interests of Baytex; (ii) determined that the Exchange Ratio provided for in the Arrangement is fair to Baytex; (iii) approved the Arrangement Agreement and the transactions contemplated thereby; and (iv) recommends that Baytex Shareholders vote in favour of the Issuance Resolution.
The accompanying Circular contains a detailed description of the Arrangement and the matters to be considered at the Baytex Meeting and the Raging River Meeting, as well as detailed information regarding Baytex and Raging River and certain pro forma financial information regarding the combined enterprise after giving effect to the Arrangement. It also includes certain risk factors relating to the completion of the Arrangement and the other transactions described in the Circular. Please give this material your careful consideration and, if you require assistance, consult your financial, legal, tax or other professional advisors or the parties' proxy solicitation and information agent, Laurel Hill Advisory Group.
Shareholder Questions
If you have any questions or need assistance in voting your Baytex Shares, please contact your financial, legal or other professional advisors or Baytex's proxy solicitation and information agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (toll free in North America) or 416-304-0211 (collect outside North America), or by email at assistance@laurelhill.com.
On behalf of the Baytex Board, I would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to move forward with the proposed business combination with Raging River. We look forward to seeing you at the Baytex Meeting.
Yours very truly,
(signed) "Edward D. LaFehr"

Edward D. LaFehr
President and Chief Executive Officer
Baytex Energy Corp.

RAGING RIVER Q&A
RAGING RIVER SHAREHOLDERS - QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE RAGING RIVER MEETING
The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into the Circular which is important and should be reviewed carefully. Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth under "Glossary of Terms" of the Circular.
Q:    Why is the Raging River Meeting being held?

A.
The Raging River Meeting is being held because Raging River and Baytex have entered into a definitive agreement which will result in the strategic combination of Raging River and Baytex pursuant to which Baytex will acquire, directly or indirectly, all of the issued and outstanding Raging River Shares by way of the Arrangement.

Q:	What are Raging River Shareholders being asked to vote on?

A:
Raging River Shareholders will be asked to vote on the Arrangement Resolution authorizing and approving the arrangement between Raging River and Baytex under section 193 of the ABCA pursuant to which Baytex will acquire, directly or indirectly, all of the outstanding Raging River Shares. Upon completion of the Arrangement, former Raging River Shareholders and existing Baytex Shareholders will collectively own approximately 57% and 43%, respectively, of the combined enterprise, on a non-diluted basis.

Q:	What consideration will I receive for my Raging River Shares?

A:	The Arrangement provides for, among other things, the exchange of Raging River Shares for Baytex Shares on the basis of 1.36 Baytex Shares for each Raging River Share outstanding.

Q:	Does this consideration reflect a premium for the Raging River Shares?

A:
The Exchange Ratio, being the number of Baytex Shares being offered to Raging River Shareholders for each Raging River Share, implies a share price premium for Raging River Shareholders as of the date of the announcement of the Arrangement Agreement. On June 18, 2018, the date of the announcement of the transaction, the Arrangement implied consideration of $6.94 per Raging River Share, based on the closing price of the Baytex Shares on the TSX as at June 15, 2018, which was the last trading day prior to the announcement of the Arrangement. This consideration represents a 10.5% premium to the closing price of the Raging River Shares on the TSX as at June 15, 2018 and a 4.9% premium based on 20-day volume-weighted average trading prices of the Raging River Shares and the Baytex Shares on the TSX, calculated as of such date. The Exchange Ratio was determined based on the market trading levels of the Baytex Shares and Raging River Shares at the time the Parties entered into exclusive negotiations.

Q:	When and where is the Raging River Meeting being held?

A:	The Raging River Meeting will be held at 9:30 a.m. (Calgary time) on August 21, 2018 in the Devonian Room at the Calgary Petroleum Club located at 319-5th Avenue S.W., Calgary, Alberta.

Q:	Who is entitled to vote at the Raging River Meeting?

A:
Only Raging River Shareholders of record on July 9, 2018 will be entitled to receive notice of and vote at the Raging River Meeting, or any adjournment or postponement thereof. However, to the extent that a Raging

River Shareholder transfers the ownership of any Raging River Shares after July 9, 2018 and the transferee of those Raging River Shares establishes ownership of such Raging River Shares and demands, not later than ten (10) days before the Raging River Meeting, to be included in the list of Raging River Shareholders eligible to vote at the Raging River Meeting, such transferee will be entitled to vote those Raging River Shares at the Raging River Meeting.

Q:	When do I have to vote my Raging River Shares by?

A:
Proxies must be received in each case no later than 9:30 a.m. (Calgary time) on August 17, 2018 or, if the Raging River Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjourned or postponed Raging River Meeting.

Q:	How do I vote my Raging River Shares?

A:	Registered Raging River Shareholders can vote in one of the following ways:

In Person
If you are a registered Raging River Shareholder, you can attend the Raging River Meeting and register with Computershare Trust Company of Canada, upon your arrival. Do not fill out and return your form of proxy if you intend to vote in person at the Raging River Meeting.

Phone
Call 1-866-732-8683 (toll-free in North America) and follow the instructions. You will need to enter your 15-digit control number printed on the form of proxy. Follow the interactive voice recording instructions to submit your vote.

Fax	1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (outside North America)
Mail
Enter voting instructions, sign the form of proxy and send your completed form of proxy to:
Computershare Trust Company of Canada
Attention: Proxy Department
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1

Internet	Go to www.investorvote.com. Enter the 15-digit control number printed on the form of proxy and follow the instructions on screen.
Questions	Call Laurel Hill at 1-877-452-7184 (toll-free within North America) or 416-304-0211 (collect call outside North America) or email assistance@laurelhill.com.

Beneficial Raging River Shareholders can vote in one of the following ways:

In Person
If you are a beneficial Raging River Shareholder, you can attend and vote at the Raging River Meeting by filling in your name in the blank space provided on your voting instruction form and appointing yourself as proxy and sending in your completed voting instruction form to the address specified on the voting instruction form.

Phone
Call:
In Canada: 1.800.474.7493 (English)
         1.800.474.7501 (French)

In the U.S.: 1.800.454.8683
and follow the instructions. You will need to enter your 16-digit control number printed on your voting instruction form. Follow the interactive voice recording instructions to submit your vote.

Mail	Enter voting instructions, sign the voting instruction form and send your completed voting instruction form to the address specified in the voting instruction form.
Internet	Go to www.proxyvote.com. Enter the 16-digit control number printed on the voting instruction form and follow the instructions on screen.
Questions	Call Laurel Hill at 1-877-452-7184 (toll-free within North America) or 416-304-0211 (collect call outside North America) or email assistance@laurelhill.com.

Q:	What are the benefits of the Arrangement to Raging River Shareholders?

A:	The following are some, but not all, of the expected long-term benefits of the Arrangement to Raging River Shareholders:

•	A World Class Asset Base;

•	Attractive Growth and Free Cash Flow;

•	Strong Balance Sheet;

•	High Return Oil-Weighted Assets;

•	Superior Capability to Optimize Capital Allocation;

•	Strong Oil Price Diversification;

•	Enhanced Platform for Developing Emerging Plays;

•	Top Tier Team with a Focus on Operational Excellence; and

•	Increased Scale and Trading Liquidity.
See "The Arrangement – Benefits of the Arrangement" for more information.

Q:	What approvals are required by Raging River Shareholders at the Raging River Meeting?

A:
In order for the Arrangement to be completed, the Arrangement Resolution must be approved by: (i) not less than 66⅔% of the votes cast by Raging River Shareholders, present in person or represented by proxy, at the Raging River Meeting; and (ii) a simple majority of the votes cast by Raging River Shareholders, present in person or represented by proxy, at the Raging River Meeting, after excluding the votes cast by persons whose votes may not be included in determining minority approval of a "business combination" pursuant to MI 61-101, which includes the votes cast with respect to the Raging River Shares beneficially owned or over which control or direction is exercised by an executive officer of Raging River.

See "Procedure for the Arrangement to be Effective – Shareholder Approvals" for more information.

Q:	What other approvals are required for the Arrangement to be completed?

A:
The Issuance Resolution must be approved by a simple majority of the votes cast by Baytex Shareholders present in person or represented by proxy at the Baytex Meeting. In addition, the Arrangement must be approved by the Court. The Court will be asked to make an order approving the Arrangement and to determine that the Arrangement is fair and reasonable to the Raging River Shareholders.

The Arrangement and the transactions contemplated thereby are subject to other regulatory approvals including: (i) the approval of the TSX and the NYSE in respect of the issuance of the Baytex Shares to Raging River Shareholders (including without limitation, the Baytex Shares issuable on the exercise or vesting and settlement of the Raging River Options, Raging River Restricted Awards and Raging River Performance Awards); and (ii) the Competition Act Approval.
See "Procedure for the Arrangement to be Effective –Regulatory Approvals" for more information.

x

Q:	Does the Raging River Board support the Arrangement?

A:
Yes. The Raging River Board, after considering the Raging River Fairness Opinions, receiving advice from the Raging River Advisors and legal counsel and upon the recommendation of the Special Committee, unanimously: (i) determined that the Arrangement is in the best interests of Raging River and the Raging River Shareholders; (ii) determined that the Arrangement is fair to the Raging River Shareholders; (iii) approved the Arrangement Agreement and the transactions contemplated thereby; and (iv) recommends that Raging River Shareholders vote in favour of the Arrangement.

THE RAGING RIVER BOARD UNANIMOUSLY RECOMMENDS THAT RAGING RIVER SHAREHOLDERS VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION.

Q:	Are there support agreements in place with any Raging River Shareholders or Baytex Shareholders?

A:
Yes. The directors and officers of each of Raging River and Baytex, holding securities representing approximately 6.58% and 1.39% of the Raging River Shares and the Baytex Shares, respectively, as of June 17, 2018, have each entered into support agreements pursuant to which they agreed, among other things, to VOTE IN FAVOUR of the Arrangement Resolution and the Issuance Resolution, respectively.

See "Effect of the Arrangement – Raging River Support Agreements" and "Effect of the Arrangement – Baytex Support Agreements" for more information.

Q:	Are there fairness opinions regarding the consideration to be received by Raging River Shareholders?

A:	Yes. The Raging River Board has received the Fairness Opinions as to the fairness of the Arrangement, from a financial point of view, to the Raging River Shareholders.
See "The Arrangement – Raging River Advisors and Fairness Opinions".

Q:	When will the Arrangement become effective?

A:
It is anticipated that the Arrangement will become effective at the time on the date the Articles of Arrangement are filed with the Registrar, which is expected to occur on or about August 22, 2018, subject to the satisfaction or waiver of all the conditions precedent to the Arrangement.

See "Procedure for the Arrangement to Become Effective – Timing".

Q:	What are the Canadian federal income tax consequences of the Arrangement to Raging River Shareholders?

A:
Generally, an Electing Raging River Shareholder or a Raging River Shareholder that is a Deferred Plan will receive Baytex Shares pursuant to the Arrangement on a tax-deferred basis and, accordingly, not realize a capital gain or capital loss on the disposition of their Raging River Shares pursuant to the Arrangement.

Generally, a Raging River Shareholder who is not an Electing Raging River Shareholder will realize a capital gain or capital loss on the disposition of their Raging River Shares pursuant to the Arrangement if the adjusted cost base of their Raging River Shares is different than the fair market value of the Raging River Subco Notes received.
All Raging River Shareholders are strongly encouraged to send in their Letters of Transmittal and Election Forms together with their share certificate(s) or DRS Advice representing their Raging River Shares prior to the Election Deadline.

See "Certain Canadian Federal Income Tax Considerations".
Tax matters are complicated and the Tax consequences of the Arrangement to you will depend on the facts of your particular circumstances. Because individual circumstances may differ, you should consult with your Tax advisor as to the specific Tax consequences of the Arrangement to you.

Q:	What will happen to Raging River if the Arrangement is completed?

A:
If the Arrangement is completed, Baytex will acquire, directly or indirectly, all of the outstanding Raging River Shares and Raging River will become a direct wholly-owned subsidiary of Baytex. Following completion of the Arrangement, it is expected that the Raging River Shares will be de-listed from the TSX and Baytex will make an application on behalf of Raging River to cease Raging River to be a reporting issuer under Applicable Canadian Securities Laws.

Q:	Are the Baytex Shares listed on a stock exchange?

A:
Yes. The Baytex Shares currently trade under the symbol "BTE" on the TSX and the NYSE. The TSX has conditionally approved the listing of the Baytex Shares to be issued to Raging River Shareholders pursuant to the Arrangement (including without limitation, the Baytex Shares issuable on the exercise or vesting and settlement of the Raging River Options, Raging River Restricted Awards and the Raging River Performance Awards). In addition, application has been made to list such Baytex Shares on the NYSE.

Q:	Are Raging River Shareholders entitled to Dissent Rights?

A:
Yes. Under the Interim Order, registered holders of Raging River Shares are entitled to Dissent Rights, but only if they follow the procedures specified in the ABCA, as modified by the Interim Order. If you wish to exercise Dissent Rights, you should review the requirements summarized in the Circular carefully and consult with your legal advisor.

The statutory provisions covering the Dissent Rights are technical and complex. Failure to strictly comply with such requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any Dissent Rights. Beneficial Holders of Raging River Shares who wish to exercise Dissent Rights should be aware that only the registered holder is entitled to exercise Dissent Rights.
See "Dissent Rights".

Q:	What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A:	If the Arrangement Resolution is not approved, the Arrangement Agreement may be terminated by one or both of the parties.
Pursuant to the terms of the Arrangement Agreement, Raging River and Baytex have agreed that neither party will solicit, initiate, encourage or otherwise facilitate any discussions concerning any other business combination or sale of material assets. The Raging River Board or the Baytex Board may respond to unsolicited Superior Proposals subject to certain requirements and notification to the other party who has the right to match any Superior Proposals within a 72 hour match period. The Arrangement Agreement provides for a reciprocal termination fee of $50 million payable in certain circumstances if the Arrangement is not completed.

See "Effect of the Arrangement - The Arrangement Agreement – Termination".

Q:	Should I send my Raging River share certificates or DRS Advice in now?

A:
If you are a registered Raging River Shareholder, you are strongly encouraged to send in your Letter of Transmittal and Election Form and deliver it together with your share certificate(s) or DRS Advice representing your Raging River Shares, to the Depositary prior to 5:00 p.m. (Calgary time) on August 20, 2018 (unless such time is extended by agreement of Raging River and Baytex) in order to receive Baytex Shares pursuant to the Arrangement. Raging River Shareholders who: (i) fail to submit their duly executed and properly completed Letter of Transmittal and Election Form electing to be an Electing Raging River Shareholder prior to the Election Deadline; or (ii) are not eligible to elect to be an Electing Raging River Shareholder, will be considered to be Non-Electing Raging River Shareholders and will dispose of their Raging River Shares to Raging River Subco in exchange for Raging River Subco Notes, which Raging River Subco Notes will be immediately transferred to Baytex in exchange for Baytex Shares and as a result such Raging River Shareholders will generally realize a capital gain or capital loss on the disposition of their Raging River Shares pursuant to the Arrangement.

Generally, a Raging River Shareholder whose adjusted cost base of their Raging River Shares is greater than the fair market value of the Raging River Shares should not need to elect to be an Electing Raging River Shareholder since, absent such election, such Raging River Shareholder will realize a capital loss on the disposition of the Raging River Shares pursuant to the Arrangement.
Generally, a Raging River Shareholder whose adjusted cost base of their Raging River Shares is less than the fair market value of the Raging River Shares should consider electing to be an Electing Raging River Shareholder prior to the Election Deadline in order to receive the Baytex Shares pursuant to the Arrangement on a tax-deferred basis and, accordingly, not realize a capital gain on the disposition of their Raging River Shares pursuant to the Arrangement.
Raging River Shareholders should review the discussion under "Certain Canadian Federal Income Tax Considerations" and are urged to consult their Tax advisors regarding the Tax consequences of the Arrangement.

Q:	When can I expect to receive the consideration for my Raging River Shares?

A:
You will receive the consideration for your Raging River Shares as soon as practicable after the Effective Date and receipt by the Depositary of your properly completed Letter of Transmittal and Election Form and share certificates or DRS Advice representing your Raging River Shares. Subject to the satisfaction or waiver of all conditions precedent to the Arrangement, it is anticipated that the Arrangement will be completed on or about August 22, 2018.

Q:	If I am a registered Raging River Shareholder, will I receive certificates representing Baytex Shares issued to me under the Plan of Arrangement?

A:
If you are a registered Raging River Shareholder, you will receive your Baytex Shares in the form of DRS Advice. A DRS Advice allows you to hold your Baytex Shares in "book-entry" form without having a physical share certificate issued as evidence of ownership. Instead, your Baytex Shares will be held in your name and registered electronically in Baytex's records, which will be maintained by its transfer agent, Computershare Trust Company of Canada.

The first time your Baytex Shares are recorded under DRS (upon completion of the Arrangement) you will receive an initial DRS Advice acknowledging the number of Baytex Shares you hold in your DRS account. Each time you have any movement of shares into or out of your DRS account, you will be mailed an updated DRS Advice. On an annual basis, DRS holders will receive a DRS Advice showing their book-entry holdings as of December 31st. You may request an additional statement or a physical share certificate representing the Baytex Shares at any time by contacting Computershare Trust Company of Canada.

Q:	If I am a Non-Electing Raging River Shareholder will I receive Raging River Subco Notes?

A:
No. No certificates or DRS Advice representing Raging River Subco Notes will be issued to Non-Electing Raging River Shareholders. Instead, Non-Electing Raging River Shareholders will be deemed to have received and transferred such Raging River Subco Notes to Baytex in exchange for the Baytex Shares pursuant to the Plan of Arrangement.

Q:	What happens if I send in my Raging River Share certificate(s) and the Arrangement Resolution is not approved or the Arrangement is not completed?

A:	If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your certificate(s) representing Raging River Shares will be returned promptly to you by the Depositary.

Q:	Who should I contact if I have questions?

A:
If you have any questions or need assistance completing your form of proxy, voting instruction form or Letter of Transmittal and Election Form, please contact Laurel Hill by: (i) telephone, toll-free in North America at 1-877-452-7184 or at 416-304-0211 outside of North America; or (ii) e-mail to assistance@laurelhill.com.

BAYTEX Q&A
BAYTEX SHAREHOLDERS - QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE BAYTEX MEETING
The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, including the appendices hereto and the form of proxy for use at the Baytex Meeting, all of which are important and should be reviewed carefully. Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth under "Glossary of Terms" of the Circular.

Q:	Why is the Baytex Meeting being held?
A.:
The Baytex Meeting is being held because Raging River and Baytex have entered into a definitive agreement which will result in the strategic combination of Baytex and Raging River pursuant to which Baytex will acquire, directly or indirectly, all of the issued and outstanding Raging River Shares by way of the Arrangement.
The Baytex Shares to be issued pursuant to the Arrangement (including without limitation, the Baytex Shares issuable on the exercise or vesting and settlement of the Raging River Options, Raging River Restricted Awards and the Raging River Performance Awards) will constitute greater than 25% of the outstanding Baytex Shares on a non-diluted basis immediately prior to the Arrangement, which, pursuant to the rules of the TSX, requires the approval of a simple majority of the Baytex Shareholders.

Q:	What are Baytex Shareholders being asked to vote on?
A:
Baytex Shareholders will be asked to vote on the Issuance Resolution authorizing and approving the issuance of the Baytex Shares to be issued pursuant to the Arrangement (including without limitation, the Baytex Shares issuable on the exercise or vesting and settlement of the Raging River Options, Raging River Restricted Awards and the Raging River Performance Awards).

Q:	When and where is the Baytex Meeting being held?
A:	The Baytex Meeting will be held at 10:30 a.m. (Calgary time) on August 21, 2018 in the Devonian Room at the Calgary Petroleum Club located at 319 - 5th Avenue S.W., Calgary, Alberta.
Q:	Who is entitled to vote at the Baytex Meeting?
A:
Only Baytex Shareholders of record on July 9, 2018 will be entitled to receive notice of and vote at the Baytex Meeting, or any adjournment or postponement thereof. However, to the extent that a Baytex Shareholder transfers the ownership of any Baytex Shares after July 9, 2018 and the transferee of those Baytex Shares establishes ownership of such Baytex Shares and demands, not later than ten (10) days before the Baytex Meeting, to be included in the list of Baytex Shareholders eligible to vote at the Baytex Meeting, such transferee will be entitled to vote those Baytex Shares at the Baytex Meeting.

Q:	When do I have to vote my Baytex Shares by?
A:
Proxies must be received in each case no later than 10:30 a.m. (Calgary time) on August 17, 2018 or, if the Baytex Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjourned or postponed Baytex Meeting.

Q:	How do I vote my Baytex Shares?
A:	Registered Baytex Shareholders can vote in one of the following ways:

In Person
If you are a registered Baytex Shareholder, you can attend the Baytex Meeting and register with Computershare Trust Company of Canada, upon your arrival. Do not fill out and return your form of proxy if you intend to vote in person at the Baytex Meeting.

Phone
Call 1-866-732-8683 (toll-free in North America) and follow the instructions. You will need to enter your 15-digit control number printed on the form of proxy. Follow the interactive voice recording instructions to submit your vote.

Fax	1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (outside North America)
Mail
Enter voting instructions, sign the form of proxy and send your completed form of proxy or voting instruction form to:
Computershare Trust Company of Canada
Attention: Proxy Department
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1

Internet	Go to www.investorvote.com. Enter the 15-digit control number printed on the form of proxy and follow the instructions on screen.
Questions	Call Laurel Hill at 1-877-452-7184 (toll-free within North America) or at 416-304-0211 (collect call outside North America) or email assistance@laurelhill.com.
Beneficial Baytex Shareholders can vote in one of the following ways:

In Person
If you are a beneficial Baytex Shareholder, you can attend and vote at the Baytex Meeting by filling in your name in the blank space provided on your voting instruction form and appointing yourself as proxy and sending in your completed voting instruction form to the address specified on the voting instruction form.

Phone
Call:
In Canada: 1.800.474.7493 (English)
         1.800.474.7501 (French)

In the U.S.: 1.800.454.8683

and follow the instructions. You will need to enter your 16-digit control number printed on your voting instruction form. Follow the interactive voice recording instructions to submit your vote.

Mail	Enter voting instructions, sign the voting instruction form and send your completed voting instruction form to the address specified on the voting instruction form.
Internet	Go to www.proxyvote.com. Enter the 16-digit control number printed on the voting instruction form and follow the instructions on screen.
Questions	Call Laurel Hill at 1-877-452-7184 (toll-free within North America) or 416-304-0211 (collect call outside North America) or email assistance@laurelhill.com.

Q:     What are the benefits of the Arrangement to Baytex Shareholders?

A:	The following are some, but not all, of the expected long-term benefits of the Arrangement to Baytex Shareholders:
•A World Class Asset Base;
•Attractive Growth and Free Cash Flow;
•Strong Balance Sheet;

•High Return Oil-Weighted Assets;
•Superior Capability to Optimize Capital Allocation;
•Strong Oil Price Diversification;
•Enhanced Platform for Developing Emerging Plays;
•Top Tier Team with a Focus on Operational Excellence; and
•Increased Scale and Trading Liquidity.
See "The Arrangement – Benefits of the Arrangement" for more information.

Q:	What approvals are required by Baytex Shareholders at the Baytex Meeting?
A:
In order for the Arrangement to be completed, the Issuance Resolution will require the affirmative vote of at least a simple majority of the votes cast by Baytex Shareholders, voting as a single class, who vote in person or by proxy at the Baytex Meeting.
See "Procedure for the Arrangement to Become Effective – Shareholder Approvals" for more information.

Q:	What other approvals are required for the Arrangement to be completed?
A:
In order for the Arrangement to be completed, the Arrangement Resolution must be approved by: (i) not less than 66⅔% of the votes cast by Raging River Shareholders, present in person or represented by proxy, at the Raging River Meeting; and (ii) a simple majority of the votes cast by Raging River Shareholders, present in person or represented by proxy, at the Raging River Meeting, after excluding the votes cast by persons whose votes may not be included in determining minority approval of a "business combination" pursuant to MI 61-101, which includes the votes cast with respect to the Raging River Shares beneficially owned or over which control or direction is exercised by an executive officer of Raging River. In addition, the Arrangement must be approved by the Court. The Court will be asked to make an order approving the Arrangement and to determine that the Arrangement is fair and reasonable to the Raging River Shareholders.
The Arrangement and the transactions contemplated thereby are subject to other regulatory approvals including: (i) the approval of the TSX and the NYSE in respect of the issuance of the Baytex Shares pursuant to the Arrangement (including without limitation, the Baytex Shares issuable on the exercise or vesting and settlement of the Raging River Options, Raging River Restricted Awards and the Raging River Performance Awards); and (ii) the Competition Act Approval.

See "Procedure for the Arrangement to Become Effective" for more information.
Q:	Does the Baytex Board support the Arrangement?
A:
Yes. The Baytex Board, after considering the CIBC Fairness Opinion and receiving advice from its financial and legal advisors, unanimously: (i) determined that the Arrangement is in the best interests of Baytex; (ii) determined that the Exchange Ratio is fair to Baytex; (iii) approved the Arrangement Agreement and the transactions contemplated thereby; and (iv) recommends that Baytex Shareholders vote in favour of the Issuance Resolution..

THE BAYTEX BOARD UNANIMOUSLY RECOMMENDS THAT BAYTEX SHAREHOLDERS VOTE IN FAVOUR OF THE ISSUANCE RESOLUTION.

Q:	Are there support agreements in place with any Raging River Shareholders or Baytex Shareholders?

A:
Yes. The directors and officers of each of Raging River and Baytex, holding securities representing approximately 6.58% and 1.39% of the Raging River Shares and Baytex Shares, respectively, as of June 17, 2018, have each entered into support agreements pursuant to which they agreed, among other things, to VOTE IN FAVOUR of the Arrangement Resolution and the Issuance Resolution, respectively.
See "Effect of the Arrangement – Raging River Support Agreements" and "Effect of the Arrangement – Baytex Support Agreements" for more information.

Q:	Is there a fairness opinion regarding the consideration to be paid by Baytex to Raging River Shareholders?
A:	Yes. The Baytex Board has received the CIBC Fairness Opinion that the Exchange Ratio is fair, from a financial point of view, to Baytex.
See "The Arrangement – Baytex Financial Advisors and Fairness Opinion".
Q:	When will the Arrangement become effective?
A:
It is anticipated that the Arrangement will become effective at the time on the date the Articles of Arrangement are filed with the Registrar, which is expected to occur on or about August 22, 2018, subject to the satisfaction or waiver of all the conditions precedent to the Arrangement.
See "Procedure for the Arrangement to Become Effective – Timing".

Q:	What will happen to Baytex if the Arrangement is completed?
A:
If the Arrangement is completed, Baytex will acquire, directly or indirectly, all of the outstanding Raging River Shares and Raging River will become a direct wholly-owned subsidiary of Baytex. Following completion of the Arrangement, it is expected that the Raging River Shares will be de-listed from the TSX and Baytex will make an application on behalf of Raging River to cease Raging River to be a reporting issuer under Applicable Canadian Securities Laws.

Q:	Are Baytex Shareholders entitled to Dissent Rights?
A:	No. Baytex Shareholders are not entitled to Dissent Rights.
Q:	What will happen if the Issuance Resolution is not approved or the Arrangement is not completed for any reason?
A:
If the Issuance Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated by one or both of the parties.
Pursuant to the terms of the Arrangement Agreement, Raging River and Baytex have agreed that neither party will solicit, initiate, encourage or otherwise facilitate any discussions concerning any other business combination or sale of material assets. The Raging River Board or the Baytex Board may respond to unsolicited Superior Proposals subject to certain requirements and notification to the other Party who has the right to match any Superior Proposals within a 72 hour match period. The Arrangement Agreement provides for a reciprocal termination fee of $50 million payable in certain circumstances if the Arrangement is not completed.

See "Effect of the Arrangement - The Arrangement Agreement – Termination".
Q:	Who should I contact if I have questions?

A:
If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Laurel Hill by: (i) telephone, toll-free in North America at 1-877-452-7184 or at 416-304-0211 outside of North America; or (ii) e-mail to assistance@laurelhill.com.

RAGING RIVER EXPLORATION INC.
NOTICE OF SPECIAL MEETING OF RAGING RIVER SHAREHOLDERS
NOTICE IS HEREBY GIVEN that a special meeting (the "Raging River Meeting") of the holders ("Raging River Shareholders") of common shares ("Raging River Shares") of Raging River Exploration Inc. ("Raging River") will be held on Tuesday, August 21, 2018 in the Devonian Room at the Calgary Petroleum Club located at 319 - 5th Avenue S.W., Calgary, Alberta at 9:30 a.m. (Calgary time), for the following purposes:

1.
to consider, pursuant to an interim order (the "Interim Order") of the Court of Queen's Bench of Alberta dated July 12, 2018 and, if deemed advisable, approve, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix "A" to the accompanying joint management information circular and proxy statement of Raging River and Baytex Energy Corp. ("Baytex") dated July 12, 2018 (the "Circular"), to approve a plan of arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta), as amended (the "ABCA"), involving Raging River, 2099011 Alberta Ltd., the Raging River Shareholders and Baytex whereby, among other things, Raging River Shareholders will receive, directly or indirectly, 1.36 common shares of Baytex for each Raging River Share held, all as more particularly described in the Circular; and

2.	to transact such further and other business as may properly be brought before the Raging River Meeting or any adjournment(s) or postponement(s) thereof.
Specific details of the matters to be put before the Raging River Meeting are set forth in the Circular.
The board of directors of Raging River unanimously recommends that Raging River Shareholders vote in favour of the Arrangement Resolution. It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Raging River Meeting.
The full text of the plan of arrangement implementing the Arrangement is attached as Schedule "A" to the amended and restated arrangement agreement between Raging River and Baytex dated effective June 17, 2018, which can be found under Raging River's SEDAR profile at www.sedar.com. The Interim Order is attached as Appendix "C" to the Circular.
Each Raging River Shareholder entitled to vote at the Raging River Meeting will be entitled to one vote for each Raging River Share held in respect of the Arrangement Resolution. The Arrangement Resolution must be approved by: (i) not less than 66⅔% of the votes cast by Raging River Shareholders, present in person or represented by proxy, at the Raging River Meeting; and (ii) a simple majority of the votes cast by Raging River Shareholders, present in person or represented by proxy at the Raging River Meeting, after excluding the votes cast by persons whose votes may not be included in determining minority approval of a "business combination" pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, which includes the votes cast with respect to the Raging River Shares beneficially owned or over which control or direction is exercised by an executive officer of Raging River.
The record date (the "Raging River Record Date") for determination of Raging River Shareholders entitled to receive notice of and to vote at the Raging River Meeting is the close of business on July 9, 2018. Only Raging River Shareholders whose names have been entered in the register of holders of Raging River Shares on the close of business on the Raging River Record Date will be entitled to receive notice of and to vote at the Raging River Meeting; provided that, to the extent that a Raging River Shareholder transfers the ownership of any Raging River Shares after the Raging River Record Date and the transferee of those Raging River Shares establishes ownership of such Raging River Shares and demands, not later than ten (10) days before the Raging River Meeting, to be included in the list of Raging River Shareholders eligible to vote at the Raging River Meeting, such transferee will be entitled to vote those Raging River Shares at the Raging River Meeting.

Registered Raging River Shareholders (i.e. your Raging River shares are held in your name) may attend the Raging River Meeting in person or may be represented by proxy. Registered Raging River Shareholders who are unable to attend the Raging River Meeting or any adjournments or postponements thereof in person are requested to complete, date, sign and return the enclosed form of proxy for use at the Raging River Meeting or any adjournment or postponement thereof. To be valid, proxy forms must be completed, dated, signed and deposited with Raging River's transfer agent, Computershare Trust Company of Canada, (i) by mail, using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (iii) by facsimile, to (416) 263-9524 or 1-866-249-7775. Registered Raging River Shareholders may also vote through the internet and if you do vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form.
Your proxy or voting instructions must be received in each case no later than 9:30 a.m. (Calgary time) on August 17, 2018 or, if the Raging River Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment or postponement of the Raging River Meeting. If you are unable to attend the Raging River Meeting, we encourage you to complete the enclosed form of proxy as soon as possible. If a Raging River Shareholder receives more than one form of proxy because such holder owns Raging River Shares registered in different names or addresses, each form of proxy should be completed and returned.
A proxyholder has discretion under the enclosed form of proxy in respect of amendments or variations to matters identified in this Notice and with respect to other matters which may properly come before the Raging River Meeting, or any adjournment or postponement thereof. As of the date hereof, management of Raging River knows of no amendments, variations or other matters to come before the Raging River Meeting other than the matters set forth in this Notice. Raging River Shareholders who are planning on returning the form of proxy are encouraged to review the Circular carefully before submitting the proxy form.
Directors, officers and employees of, or advisors to Raging River may solicit proxies by personal interviews, telephone or other means of communication. In addition, Raging River has engaged Laurel Hill Advisory Group ("Laurel Hill") as its proxy solicitation and information agent to assist management of Raging River with, among other things, the solicitation of proxies from Raging River Shareholders.
It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote in favour of the Arrangement Resolution.
If you have any questions, need assistance in voting your Raging River Shares or completing your Letter of Transmittal and Election Form (including making a tax election pursuant thereto, if applicable), please contact your financial, legal or other professional advisors or Raging River's proxy solicitation and information agent, Laurel Hill, by telephone at 1-877-452-7184 (toll free in North America) or 416-304-0211 (collect outside North America), or by email at assistance@laurelhill.com.
Pursuant to the Interim Order, registered holders of Raging River Shares have been granted the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Raging River Shares in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order. A Raging River Shareholder's right to dissent is more particularly described in the Circular and in the Interim Order and the text of Section 191 of the ABCA. The Interim Order and text of Section 191 of the ABCA are set forth in Appendices "C" and "H", respectively, to the accompanying Circular. To exercise such right, a dissenting Raging River Shareholder must send to Raging River, c/o Burnet, Duckworth & Palmer LLP, Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1, Attention: Jeffrey Sharpe, a written objection to the Arrangement Resolution, which written objection must be received by 5:00 p.m. (Calgary time) on August 17, 2018 or the second last business day immediately preceding the date of any adjournment or postponement of the Raging River Meeting is reconvened or held as the case may be.

Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of the right to dissent. Persons who are beneficial owners of Raging River Shares registered in the name of a broker, dealer, bank, trust company or other nominee who wish to dissent should be aware that only the registered holders of Raging River Shares are entitled to dissent. Accordingly, a beneficial owner of Raging River Shares desiring to exercise the right to dissent must make arrangements for the Raging River Shares beneficially owned by such holder to be registered in the holder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Raging River or, alternatively, make arrangements for the registered Raging River Shareholder to dissent on behalf of the beneficial holder. It is strongly suggested that any Raging River Shareholders wishing to dissent seek independent legal advice, as the failure to strictly comply with the provisions of the ABCA, as modified by the Interim Order, may prejudice such shareholder's right to dissent.
Dated at Calgary, Alberta, this 12th day of July, 2018.
BY ORDER OF THE BOARD OF DIRECTORS OF RAGING RIVER EXPLORATION INC.

(signed) "Neil Roszell"

Neil Roszell
Executive Chairman and Chief Executive Officer

BAYTEX ENERGY CORP.
NOTICE OF SPECIAL MEETING OF BAYTEX SHAREHOLDERS
NOTICE IS HEREBY GIVEN that a special meeting (the "Baytex Meeting") of the holders ("Baytex Shareholders") of common shares ("Baytex Shares") in the capital of Baytex Energy Corp. ("Baytex") will be held on Tuesday, August 21, 2018 in the Devonian Room at the Calgary Petroleum Club located at 319 – 5th Avenue S.W., Calgary, Alberta at 10:30 a.m. (Calgary time), for the following purposes:

1.
to consider and, if deemed advisable, approve, with or without variation, an ordinary resolution, the full text of which is set forth in Appendix "B" to the accompanying joint management information circular and proxy statement of Baytex and Raging River Exploration Inc. ("Raging River") dated July 12, 2018 (the "Circular"), approving the issuance of such number of Baytex Shares as are required to be issued pursuant to a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement") involving Baytex, Raging River, 2099011 Alberta Ltd., and the holders of common shares of Raging River (the "Issuance Resolution") and in accordance with the terms of an amended and restated arrangement agreement dated effective June 17, 2018 between Baytex and Raging River, as more particularly described in the Circular; and

2.	to transact such further and other business as may properly be brought before the Baytex Meeting or any adjournment(s) or postponement(s) thereof.
The specific details of the matters to be put before the Baytex Meeting (including the full text of the Issuance Resolution) are set forth in the Circular.
The board of directors of Baytex unanimously recommends that Baytex Shareholders vote in favour of the Issuance Resolution. It is a condition to the completion of the Arrangement that the Issuance Resolution be approved at the Baytex Meeting.
Each Baytex Shareholder entitled to vote at the Baytex Meeting will be entitled to one vote for each Baytex Share held in respect of the Issuance Resolution. The Issuance Resolution must be approved by a simple majority of the votes cast by the Baytex Shareholders present in person or represented by proxy at the Baytex Meeting.
The record date (the "Baytex Record Date") for determination of Baytex Shareholders entitled to receive notice of and to vote at the Baytex Meeting is the close of business on July 9, 2018. Only Baytex Shareholders whose names have been entered in the register of holders of Baytex Shares on the close of business on the Baytex Record Date will be entitled to receive notice of and to vote at the Baytex Meeting; provided that, to the extent that a Baytex Shareholder transfers the ownership of any Baytex Shares after the Baytex Record Date and the transferee of those Baytex Shares establishes ownership of such Baytex Shares and demands, not later than ten (10) days before the Baytex Meeting, to be included in the list of Baytex Shareholders eligible to vote at the Baytex Meeting, such transferee will be entitled to vote those Baytex Shares at the Baytex Meeting.
Registered Baytex Shareholders (i.e. your Baytex shares are held in your name) may attend the Baytex Meeting in person or may be represented by proxy. Baytex Shareholders who are unable to attend the Baytex Meeting or any adjournments or postponements thereof in person are requested to complete, date, sign and return the enclosed form of proxy for use at the Baytex Meeting or any adjournment or postponement thereof. To be valid, proxy forms must be completed, dated, signed and deposited with Baytex's transfer agent, Computershare Trust Company of Canada, (i) by mail, using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (iii) by facsimile, to (416) 263-9524 or 1-866-249-7775. Registered Baytex Shareholders may also vote through the internet and if you do vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form.

Your proxy or voting instructions must be received in each case no later than 10:30 a.m. (Calgary time) on August 17, 2018 or, if the Baytex Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment or postponement of the Baytex Meeting. If you are unable to attend the Baytex Meeting, we encourage you to complete the enclosed form of proxy as soon as possible. If a Baytex Shareholder receives more than one form of proxy because such holder owns Baytex Shares registered in different names or addresses, each form of proxy should be completed and returned.
A proxyholder has discretion under the enclosed form of proxy in respect of amendments or variations to matters identified in this Notice and with respect to other matters which may properly come before the Baytex Meeting, or any adjournment or postponement thereof. As of the date hereof, management of Baytex knows of no amendments, variations or other matters to come before the Baytex Meeting other than the matters set forth in this Notice. Baytex Shareholders who are planning on returning the form of proxy are encouraged to review the Circular carefully before submitting the proxy form.
Directors, officers and employees of, or advisors to, Baytex may solicit proxies by personal interviews, telephone or other means of communication. In addition, Baytex has engaged Laurel Hill Advisory Group ("Laurel Hill") as its proxy solicitation and information agent to assist management of Baytex with, among other things, the solicitation of proxies from Baytex Shareholders.
It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote in favour of the Issuance Resolution.
If you have any questions or need assistance in voting your Baytex Shares, please contact your financial, legal or other professional advisors or Baytex's proxy solicitation and information agent, Laurel Hill, by telephone at 1-877-452-7184 (toll free in North America) or 416-304-0211 (collect outside North America), or by email at assistance@laurelhill.com.
Dated at Calgary, Alberta, this 12th day of July, 2018.
BY ORDER OF THE BOARD OF DIRECTORS OF BAYTEX ENERGY CORP.

(signed) "Murray J. Desrosiers"

Murray J. Desrosiers
Vice President, General Counsel and
Corporate Secretary

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL CENTRE OF CALGARY
IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT,
R.S.A. 2000, c. B-9, AS AMENDED
AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
RAGING RIVER EXPLORATION INC., 2099011 ALBERTA LTD., THE SHAREHOLDERS OF
RAGING RIVER EXPLORATION INC. AND BAYTEX ENERGY CORP.
NOTICE OF APPLICATION
NOTICE IS HEREBY GIVEN that an originating application (the "Application") has been filed with the Court of Queen's Bench of Alberta, Judicial Centre of Calgary (the "Court") on behalf of Raging River Exploration Inc. ("Raging River") with respect to a proposed arrangement (the "Arrangement") under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving Raging River, 2099011 Alberta Ltd. ("Raging River Subco"), the holders of common shares of Raging River (the "Raging River Shareholders") and Baytex Energy Corp. ("Baytex"), which Arrangement is described in greater detail in the joint management information circular and proxy statement of Raging River and Baytex dated July 12, 2018 accompanying this Notice of Application. At the hearing of the Application, Raging River intends to seek:

(1)	a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected from a substantive and procedural point of view;

(2)	an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(3)
an order declaring that the registered Raging River Shareholders shall have the right to dissent in respect of the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the interim order of the Court dated July 12, 2018 (the "Interim Order");

(4)
a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the effective date of the Arrangement; and

(5)	such other and further orders, declarations and directions as the Court may give.
AND NOTICE IS FURTHER GIVEN that the said Application is directed to be heard before a Justice of the Court, at the Calgary Court Centre, 601 - 5th Street, S.W., Calgary, Alberta, Canada, on August 21, 2018 at 1:45 p.m. (Calgary time) or as soon thereafter as counsel may be heard. Any Raging River Shareholder or other interested party desiring to support or oppose the Application may appear at the time of the hearing in person or by counsel for that purpose provided that such Raging River Shareholder or other interested party files with the Court and serves upon Raging River on or before 5:00 p.m. (Calgary time) on August 14, 2018, a notice of intention to appear (the "Notice of Intention to Appear") setting out such Raging River Shareholder's or interested party's address for service in the Province of Alberta and indicating whether such Raging River Shareholder or interested party intends to support or oppose the Application or make submissions, together with a summary of the position that Raging River Shareholder or interested party intends to advance before the Court and any evidence or materials which are to be presented to the Court. Service on Raging River is to be effected by delivery to its solicitors at the address set forth below.
AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, Raging River Shareholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.
AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a special meeting of the Raging River Shareholders for the purpose of such Raging River Shareholders voting upon a special resolution to approve the Arrangement and, in particular, has directed that registered Raging River Shareholders have the right to dissent under the provisions of Section 191 of the ABCA, as modified by the terms of the Interim Order, in respect of the Arrangement.
AND NOTICE IS FURTHER GIVEN that the final order approving the Arrangement will, if granted, serve as the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, with respect to the issuance of the common shares of Baytex and the non-interest bearing notes of Raging River Subco to Raging River Shareholders pursuant to the Arrangement.
AND NOTICE IS FURTHER GIVEN that further notice in respect of these proceedings will only be given to those persons who have filed a Notice of Intention to Appear.
AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any Raging River Shareholder or other interested party requesting the same by the under-mentioned solicitors for Raging River upon written request delivered to such solicitors as follows:
Solicitors for Raging River:
Burnet, Duckworth & Palmer LLP
Suite 2400, 525 – 8th Avenue S.W.
Calgary, Alberta, T2P 1G1
Facsimile Number: (403) 260-0176
Attention: Jeffrey Sharpe
DATED at the City of Calgary, in the Province of Alberta, this 12th day of July, 2018.
BY ORDER OF THE BOARD OF DIRECTORS OF RAGING RIVER EXPLORATION INC.

(signed) "Neil Roszell"

Neil Roszell
Executive Chairman and Chief Executive Officer

JOINT MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT
Introduction
This Circular is furnished in connection with the solicitation of proxies by the management of Raging River and Baytex for use at the Raging River Meeting and the Baytex Meeting, respectively, and at any adjournment(s) or postponement(s) thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement and the issuance of Baytex Shares in connection with the Arrangement, or other matters to be considered at the Raging River Meeting or the Baytex Meeting, other than those contained in this Circular, and if given or made, any such information or representation must not be relied upon as having been authorized.
This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any Person in any jurisdiction in which such an offer or solicitation is not authorized or in which the Person making such offer or solicitation is not qualified to do so or to any Person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Circular.
The information concerning Raging River contained and incorporated by reference in this Circular has been provided by Raging River. Although Baytex has no knowledge that would indicate that any of such information is untrue or incomplete, neither Baytex nor any of its directors and officers assume any responsibility for the accuracy or completeness of such information or the failure by Raging River to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Baytex.
The information concerning Baytex contained and incorporated by reference in this Circular has been provided by Baytex. Although Raging River has no knowledge that would indicate that any of such information is untrue or incomplete, neither Raging River nor any of its directors and officers assume any responsibility for the accuracy or completeness of such information or the failure by Baytex to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Raging River.
All summaries of, and references to, the Arrangement Agreement and the Arrangement or Plan of Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement and the Plan of Arrangement (which is attached to the Arrangement Agreement as Schedule "A"), copies of which are available under each of Raging River's and Baytex's SEDAR profiles at www.sedar.com. You are urged to carefully read the full text of the Arrangement Agreement and the Plan of Arrangement.
All capitalized terms used in this Circular (excluding the Appendices hereto unless stated otherwise) but not otherwise defined herein have the meanings set forth herein under "Glossary of Terms". Information contained in this Circular is given as of July 12, 2018, unless otherwise specifically stated. Information contained in the documents incorporated by reference is given as at the respective dates stated therein. Details of the Arrangement are set forth under the heading "The Arrangement". For details of the matters to be considered by the Raging River Shareholders and the Baytex Shareholders, see "The Raging River Meeting" and "The Baytex Meeting", respectively.
Baytex Shareholders and Raging River Shareholders should not construe the contents of this Circular as legal, Tax or financial advice and should consult with their own legal, Tax or financial advisors in considering the relevant legal, Tax and financial matters contained in this Circular.
Supplemental Disclosure – Non-GAAP Measures
This Circular makes reference to operating netback which is a non-GAAP financial measure used to assist in assessing Raging River's and Baytex's respective financial performance. Non-GAAP financial measures do not have standard meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Such non-GAAP financial measures should not be considered as an alternative to, or more meaningful than, net income, cash flow from operating activities and other measures of financial performance as determined in accordance with GAAP as an indicator of performance.
Additional non-GAAP measures may be referred to in the Baytex AIF, the Baytex MD&A, the Raging River AIF and in the Raging River MD&A and in Baytex's and Raging River's other public filings. For additional information regarding these non-GAAP measures, see the Raging River MD&A, the Raging River AIF, the Baytex MD&A and the Baytex AIF, each of which are incorporated by reference herein.
Information for United States Shareholders
The Baytex Shares and the Raging River Subco Notes issuable, directly or indirectly, to Raging River Shareholders in exchange for their Raging River Shares pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act, and will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof.
The solicitation of proxies for the Raging River Meeting and the Baytex Meeting by means of this Circular is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Raging River Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.
The Baytex Shares and the Raging River Subco Notes issuable, directly or indirectly, to Raging River Shareholders pursuant to the Arrangement will be, following completion of the Arrangement, freely tradable under the U.S. Securities Act, except by persons who will be "affiliates" of Baytex after the Effective Date or were affiliates of Baytex within 90 days before the Effective Date. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Baytex Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom. See "Procedure for the Arrangement to Become Effective – Securities Law Matters – United States".
Information concerning the assets and operations of Raging River and Baytex contained or incorporated by reference herein has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States companies. The financial statements of Raging River and Baytex included or incorporated by reference, as applicable, in this Circular have been prepared in accordance with GAAP and are subject to Canadian auditing and auditor independence standards which differ from United States generally accepted accounting principles. Raging River's auditors are subject to Canadian auditing and independence standards which differ in certain respects from U.S. standards.
Baytex Shares are listed on the NYSE and registered pursuant to Section 12 under the U.S. Exchange Act, therefore Baytex is required to file reports with the SEC and is required to annually file with the SEC an annual report on Form 40-F. As a result, Baytex's auditors are required to comply with U.S. auditing and auditor independence standards. Baytex has filed with the SEC an annual report on Form 40-F for the fiscal year ended December 31, 2017. Baytex's Form 40-F for the fiscal year ended December 31, 2017 does not include a reconciliation of U.S. generally accepted accounting principles as a result of their adoption of International Financial Reporting Standards ("IFRS"). IFRS can differ materially from U.S. generally accepted accounting principles and U.S. readers should consult their professional advisors for information relating to these differences. Baytex's filings with the SEC may be viewed for free at the SEC's website at www.sec.gov.
The enforcement by Baytex Shareholders and Raging River Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that both Raging River and Baytex are organized under the laws of Alberta, Canada, that some or all of their officers and directors are residents of countries other than the United States, that some of the experts named in this Circular are residents of countries other than the United States, and that a substantial portion of the assets of Baytex, all of the assets of Raging River and such persons are located outside the United States. As a result, it may be difficult or impossible for Baytex Shareholders or Raging River Shareholders in the United States to effect service of process within the United States upon Raging River and Baytex and their directors or officers, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States. In addition, Baytex Shareholders and Raging River Shareholders in the United States should not assume that the courts of Canada: (i) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States; or (ii) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.
No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Baytex or Raging River.
THE BAYTEX SHARES AND THE RAGING RIVER SUBCO NOTES ISSUABLE TO RAGING RIVER SHAREHOLDERS PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
Exchange Rate Information
The following table sets forth: (a) the rates of exchange for Canadian dollars, expressed in United States dollars in effect at the end of each of the periods indicated; and (b) the average of exchange rates for Canadian dollars expressed in United States dollars in effect during such period, in the case of the rates for the years ended December 31, 2015 and 2016, based on the noon rates as reported by the Bank of Canada and, in the case of rates for the year ended December 31, 2017 and the three months ended March 31, 2018, based on the daily average exchange rate reported by the Bank of Canada as being in effect at approximately 4:30 p.m. (Eastern time) on each trading day.

	Three months ended March 31,	Year ended December 31,
	2018	2017	2016	2015
	US$	US$	US$	US$
End of Period	$0.7756	$0.7971	$0.7448	$0.7225
Average	$0.7907	$0.7708	$0.7548	$0.7820
High	$0.8138	$0.8245	$0.7972	$0.8527
Low	$0.7756	$0.7276	$0.6854	$0.7148
On April 29, 2017, the Bank of Canada changed from calculating its noon rate to calculating daily exchange rates. On July 11, 2018, the Bank of Canada daily exchange rate for one ($1.00) Canadian dollar was US$0.7604.

Forward-Looking Information
Certain statements and other information contained in this Circular and the documents incorporated by reference constitute forward-looking information and forward-looking statements (collectively, "forward-looking statements") within the meaning of Applicable Laws. These forward-looking statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "future", "continue" or similar expressions or the negatives thereof.
In particular, this Circular contains forward-looking statements pertaining to:

•	the anticipated benefits of the Arrangement and possible synergies resulting from the Arrangement;

•	the structure and effect of the Arrangement;

•	the timing of the Meetings and the Final Order;

•	the completion of the Arrangement and the anticipated Effective Date;

•	the satisfaction of conditions for listing the Baytex Shares issuable pursuant to the Arrangement on the TSX and NYSE and the timing thereof;

•	the delisting of the Raging River Shares from the TSX and the anticipated timing thereof;

•	the composition of the Baytex Board and management of the Combined Enterprise following the completion of the Arrangement;

•	the composition of the committees of the Baytex Board following the completion of the Arrangement;

•	the treatment of Raging River Shareholders under securities and Tax laws;

•	treatment of the Arrangement under government regulatory regimes;

•	the effect of the Arrangement on Raging River and Baytex;

•
the expectation that the Combined Enterprise will be a top tier North American oil-weighted producer, well capitalized with strong assets and balance sheet, with an attractive growth and free cash flow profile;

•	the number of Baytex Shares to be issued pursuant to and in connection with the Arrangement;

•	the expected production of the Combined Enterprise, the anticipated weighting between oil, NGLs and natural gas and the production attributable to Canadian and U.S. operations;

•	the expected reserves and reserves life indexes of the Combined Enterprise;

•	the Combined Enterprise's growth potential and anticipated free cash flow resulting from, among other things, optimization of capital allocation;

•	the expectation that the Combined Enterprise will deliver industry leading returns;

•	the expectation that the Arrangement offers substantial value to all Shareholders incremental to what each Party could deliver on its own;

•	the Combined Enterprise's financial position, liquidity and debt levels;

•	the structure of the Combined Enterprise's credit facilities following the completion of the Arrangement;

•	the Combined Enterprise's potential for operational and capital efficiencies;

•	the expected strength and diversification of the Combined Enterprise's marketing portfolio;

•	the anticipated success of the Combined Enterprise's management team and the Baytex Board following the completion of the Arrangement;

•	the liquidity of the Baytex Shares following the completion of the Arrangement and the levels of institutional shareholder interest and investment therein;

•	the potential reinstatement of a dividend; and

•
highlights in respect of the Combined Enterprise's asset base, including: in the Eagle Ford: that production receives a premium sales price and that operating netbacks are strong; in the East Duvernay: drilling plans for 2018-2019; in the Viking: the payout for wells drilled at a WTI price of US$65/bbl and drilling plans for the remainder of 2018; in Peace River: the drilling inventory, the capital efficiency of the wells and drilling plans for the remainder of 2018; in Lloydminster: drilling plans for the remainder of 2018.

Forward-looking statements respecting:

•
the anticipated benefits of the Arrangement are based upon a number of facts, including the Raging River Fairness Opinions, the CIBC Fairness Opinion, the terms and conditions of the Arrangement Agreement and current industry, economic and market conditions (see "The Arrangement – Benefits of the Arrangement");

•
the structure and effect of the Arrangement are based upon the terms of the Arrangement Agreement and the transactions contemplated thereby (see "The Arrangement" and "Effect of the Arrangement – The Arrangement Agreement");

•
the listing of the Baytex Shares issuable pursuant to the Arrangement on the TSX and NYSE and the delisting of the Raging River Shares from the TSX is based on receiving approval from, and fulfilling all of the requirements of the TSX and NYSE (see "The Arrangement" and "Effect of the Arrangement – The Arrangement Agreement");

•	the treatment of the Raging River Shareholders under Tax laws is subject to the statements under "Certain Canadian Federal Income Tax Considerations");

•
the consideration to be received by Raging River Shareholders as a result of the Arrangement is based upon the terms of the Arrangement Agreement and the Plan of Arrangement (see "The Arrangement" and "Effect of the Arrangement – The Arrangement Agreement "); and

•
certain steps in, and timing of, the Arrangement are based upon the terms of the Arrangement Agreement and, in respect of the ability and timing relating to the required Court approval and advice received from counsel to Raging River and Baytex, as applicable (see "Effect of the Arrangement – The Arrangement Agreement", "Procedure for the Arrangement to Become Effective – Court Approval" and "Procedure for the Arrangement to Become Effective – Regulatory Approvals").

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Raging River and Baytex, as applicable, believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Circular should not be unduly relied upon. These statements speak only as of the date of this Circular, or as of the date indicated in the applicable document incorporated by reference herein, as the case may be.
Some of the risks that could cause results to differ materially from those expressed in the forward-looking statements include:

•
inability to obtain required consents, permits or approvals, including Court approval of the Arrangement, Raging River Shareholder approval of the Arrangement Resolution and Baytex Shareholder approval of the Issuance Resolution in accordance with the required timelines contained in the Arrangement Agreement or at all;

•	inability to satisfy the other conditions to the Arrangement Agreement prior to the Outside Date;

•	the failure to realize anticipated benefits of the Arrangement;

•	the volatility of oil and natural gas prices and price differentials;

•	the availability and cost of capital or borrowing;

•	that credit facilities of the Combined Enterprise may not provide sufficient liquidity or may not be renewed;

•	failure to comply with the covenants in debt agreements;

•	risks associated with a third-party operating the Combined Enterprise's Eagle Ford properties;

•	availability and cost of gathering, processing and pipeline systems;

•	public perception and its influence on the regulatory regime;

•	changes in government regulations that affect the oil and gas industry;

•	changes in environmental, health and safety regulations;

•	restrictions or costs imposed by climate change initiatives;

•	variations in interest rates and foreign exchange rates;

•	risks associated with hedging activities;

•	the cost of developing and operating assets;

•	depletion of reserves;

•	risks associated with the exploitation of properties and ability to acquire reserves;

•	changes in income tax or other laws or government incentive programs;

•	uncertainties associated with estimating oil and natural gas reserves;

•	inability to fully insure against all risks;

•	risks of counterparty default;

•	risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of operations;

•	risks associated with large projects;

•	risks related to thermal heavy oil projects;

•	risks associated with use of information technology systems;

•	risks associated with the ownership of Baytex, Raging River or the Baytex Shares following the completion of the Arrangement, including changes in market-based factors;

•
risks for United States and other non-resident Shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and

•	the other factors discussed under "Risk Factors" in this Circular.
These and additional risk factors are discussed in the Baytex AIF, the Baytex Annual MD&A, the Raging River AIF and in the Raging River MD&A and in Baytex's and Raging River's other public filings. For information relating to forward-looking statements contained in documents incorporated by reference into this Circular, see the Baytex AIF, the Baytex Annual MD&A, the Raging River AIF and the Raging River MD&A.
Readers are cautioned that the foregoing lists of factors are not exhaustive and are made as of the date hereof. The forward-looking statements contained in this Circular are expressly qualified by this cautionary statement. Except as required by law, Raging River and Baytex do not undertake any obligation to publicly update or revise any forward-looking statements and readers should also carefully consider the matters discussed under the heading "Risk Factors" in this Circular.
Advisory Regarding Oil and Gas Information
The reserves information contained in this Circular has been prepared in accordance with National Instrument 51-101 -Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators ("NI 51-101"). Listed below are cautionary statements that are specifically required by NI 51-101:

•
The terms "boe" and "mcfe" may be misleading, particularly if used in isolation. A boe conversion rate of six thousand cubic feet of natural gas per barrel of oil (6 mcf:1 bbl) and an mcfe conversion rate of one barrel of oil per six thousand cubic feet of natural gas (1 bbl:6 mcf) are each based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from an energy equivalency of 6:1, utilizing a conversion ratio of 6:1 may be misleading as an indication of value.

•
Where any disclosure of reserves data is made in this Circular that does not reflect all reserves of Raging River or Baytex, as applicable, the reader should note that estimates of reserves for individual properties or groups of properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation.

This Circular discloses drilling inventory and potential drilling locations. Drilling inventory and drilling locations refers to the Combined Enterprise's total proved, probable and unbooked locations. Proved locations and probable locations account for drilling locations in the Combined Enterprise's inventory that have associated proved and/or probable reserves. Unbooked locations are internal estimates of Raging River or Baytex, as applicable, based on Raging River's or Baytex's respective, prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves. Unbooked locations are farther away from existing wells and, therefore, there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty whether such wells will result in additional oil and gas reserves, resources or production. In the Eagle Ford, the Combined Enterprise's net drilling locations include 187 proved, 69 probable and 263 unbooked locations. In the Viking, the Combined Enterprise's net drilling locations include 1,109 proved, 51 probable and 1,340 unbooked locations. In Peace River, the Combined Enterprise's net drilling locations include 73 proved, 91 probable and 204 unbooked locations.  In Lloydminster, the Combined Enterprise's net drilling locations include 213 proved, 47 probable and 690 unbooked locations. In the East Duvernay Shale, the Combined Enterprise's net drilling locations include 2 proved, 2 probable and 746 unbooked locations.
References herein to average 30-day initial production rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating aggregate production for the Combined Enterprise or the assets for which such rates are provided. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Parties caution that the test results should be considered to be preliminary.
This Circular references reserves life indexes, which do not have standardized meanings or standard methods of calculation and therefore such metrics may not be comparable to similar metrics used by other companies. Reserves life index has been calculated by dividing Baytex's and Raging River's reserves in each category as at December 31, 2017 by Baytex's and Raging River's annualized first quarter 2018 production. Such metrics have been included herein to provide readers with additional metrics to evaluate the Combined Enterprise's performance; however, such metrics are not reliable indicators of the future performance of the Combined Enterprise and future performance may not compare to the performance in previous periods.
Additional oil and gas metrics may be contained in the Raging River AIF and in Baytex's and Raging River's other public filings. For information relating to oil and gas metrics contained in documents incorporated by reference into this Circular, see the Raging River AIF.
Conventions
Certain terms used herein are defined in the "Glossary of Terms". Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with GAAP. Words importing the singular include the plural and vice versa and words importing any gender include all genders.
Abbreviations and Equivalencies
The following are abbreviations and definitions of terms used in this Circular and in the documents incorporated by reference herein.

bbl	barrel
bbls	barrels
bbl/d	barrels per day
mbbls	thousand barrels
mbbl/d	thousands of barrels per day
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmcf	million cubic feet
mmcf/d	million cubic feet per day
NGL	natural gas liquids

Other
API	the measure of the density or gravity of liquid petroleum products as compared to water
boe	barrels of oil equivalent of natural gas on the basis of one boe for six mcf of natural gas
boe/d	barrels of oil equivalent per day
mboe	thousand barrels of oil equivalent
mmboe	million barrels of oil equivalent
mcfe	thousand cubic feet equivalent
mmcfe	million cubic feet equivalent
WTI	West Texas Intermediate
$000s or M$	thousands of dollars
MM	Millions
US$	United States dollars
Conversions
The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621

GLOSSARY OF TERMS
The following is a glossary of certain terms used in this Circular including the Summary and Appendices.
"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B‑9, as amended, including the regulations promulgated thereunder;
"Acquisition Proposal" means any inquiry or the making of any proposal or offer by any Person, or group of Persons "acting jointly or in concert" (within the meaning of National Instrument 62-104 – Takeover Bids and Issuer Bids), other than the transactions contemplated by the Arrangement Agreement, other than any transaction involving only the Other Party or any Person acting jointly or in concert with the Other Party or any transaction involving only the Other Party and/or one or more of its wholly-owned subsidiaries, whether or not such proposal or offer is subject to due diligence or other conditions and whether such proposal or offer is made orally or in writing, which constitutes, or may reasonably be expected to lead to (in either case, whether in one transaction or a series of transactions):

(a)
any direct or indirect sale, issuance or acquisition of securities of a Party that, when taken together with any securities of such Party held by the proposed acquiror, and any Person acting jointly or in concert with such acquiror, and assuming the conversion of any convertible securities held by the proposed acquiror, and any Person acting jointly or in concert with such acquiror, would constitute beneficial ownership of 20% or more of the outstanding voting or equity securities of such Party or rights or interests therein;

(b)
any direct or indirect acquisition or purchase (or any lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase) of assets of the Party (and/or any subsidiary of such Party) that constitute 20% or more of the consolidated assets of such Party;

(c)	an amalgamation, arrangement, merger, business combination, consolidation or similar transaction involving a Party (and/or any subsidiary of such Party);

(d)	any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution or similar transaction involving a Party (and/or any subsidiary of such Party);

(e)
any other transaction, the consummation of which would reasonably be expected to impede, interfere with or delay the Arrangement, or prevent the completion of the Arrangement, or which would or could reasonably be expected to materially reduce the benefits to the Other Party of the Arrangement; or

(f)	public announcement or other public disclosure of an intention to do any of the foregoing,

except that for the purpose of the definition of "Superior Proposal", the references in this definition of "Acquisition Proposal" to "20% or more of the outstanding voting or equity securities or rights or interests therein" shall be deemed to be references to "all of the outstanding voting or equity securities or rights or interests therein", and the references to "20% or more of the consolidated assets" shall be deemed to be references to "all or substantially all of the assets" and except as disclosed in writing to Raging River by Baytex on or prior to the Agreement Date;
"affiliate" means any Person that is affiliated with another Person in accordance with the meaning of the Securities Act;
"Agreement Date" means June 17, 2018;
"Applicable Canadian Securities Laws", in any context that refers to one or more Persons or its or their business, activities, property, assets or undertaking, means, collectively, and as the context may require, the securities legislation of each of the provinces of Canada, and the rules, regulations, instruments, notices, blanket orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date, that apply to such Person or Persons or its business, activities, property, assets, undertaking or securities and emanate from a

Governmental Authority having jurisdiction over the Person or Persons or its business, undertaking, property or securities;
"Applicable Laws" means, in any context that refers to one or more Persons or its or their business, activities, property, assets or undertaking, the Laws that apply to such Person or Persons or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its business, undertaking, property or securities;
"Applicable U.S. Securities Laws", in any context that refers to one or more Persons, means, collectively, and as the context may require, the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time prior to the Effective Date, that apply to such Person or Persons or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its business, undertaking, property or securities;
"Area of Exclusion Agreements" means the agreements to be entered into by officers of Raging River who are Terminated Employees, in substantially the form attached as Schedule "D" of the Arrangement Agreement, pursuant to which each such officer will agree, among other things, not to acquire, directly or indirectly, interests in petroleum and natural gas assets in the areas specified in such agreement and not to solicit certain Persons employed by or providing services to Baytex or Raging River or their respective affiliates, on the terms and conditions set forth therein;
"Arrangement" means the arrangement, pursuant to Section 193 of the ABCA, on the terms set out in the Plan of Arrangement, as supplemented, modified or amended in accordance with the Plan of Arrangement or made at the direction of the Court in the Final Order;
"Arrangement Agreement" means the amended and restated arrangement agreement (including the schedules thereto) between Raging River and Baytex dated effective June 17, 2018, as may be further supplemented, modified or amended, and not to any particular article, section, schedule or other portion thereof;
"Arrangement Resolution" means the special resolution in respect of the Arrangement to be considered by the Raging River Shareholders at the Raging River Meeting in the form set forth in Appendix "A" of this Circular;
"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted and all other conditions precedent to the Arrangement have been satisfied or waived, to give effect to the Arrangement;
"associate" has the meaning ascribed to such term in the Securities Act;
"Baytex" means Baytex Energy Corp;
"Baytex 2021 Debentures" means the 6.75% series B senior unsecured debentures due February 17, 2021 issued by Baytex pursuant to Baytex Debt Indenture #1 of which US$150 million was outstanding as at the Agreement Date;
"Baytex 2021 Notes" means the 5.125% senior unsecured notes due June 1, 2021 issued by Baytex pursuant to Baytex Debt Indenture #2 of which US$400 million was outstanding as at the Agreement Date;
"Baytex 2022 Debentures" means the 6.625% series C senior unsecured debentures due July 19, 2022 issued by Baytex pursuant to Baytex Debt Indenture #1 of which $300 million was outstanding as at the Agreement Date;
"Baytex 2024 Notes" means the 5.625% senior unsecured notes due June 1, 2024 issued by Baytex pursuant to Baytex Debt Indenture #2 of which US$400 million was outstanding as at the Agreement Date;
"Baytex AIF" means the annual information form of Baytex dated March 9, 2018 for the year ended December 31, 2017;

"Baytex Annual MD&A" means the management's discussion and analysis of operating and financial results of Baytex for the year ended December 31, 2017;
"Baytex Award Plan" means the share award incentive plan of Baytex providing for the grant of Baytex Restricted Awards and Baytex Performance Awards to directors, officers, employees and other service providers of Baytex effective January 2011, as amended;
"Baytex Board" means the board of directors of Baytex;
"Baytex Board Recommendation" has the meaning ascribed to it in Subsection 2.2(d) of the Arrangement Agreement;
"Baytex Confidentiality Agreement" means the confidentiality agreement between Baytex and Raging River dated April 19, 2018;
"Baytex Credit Facilities" means Baytex's US$575 million secured, covenant-based credit facility with a syndicate of financial institutions;
"Baytex Damages Event" has the meaning ascribed to it in Section 6.1 of the Arrangement Agreement;
"Baytex Debt Indenture #1" means the amended and restated trust indenture among Baytex, as issuer, certain of its subsidiaries, as guarantors, and Computershare Trust Company of Canada (as successor to Valiant Trust Company), as indenture trustee, dated January 1, 2011, as supplemented by supplemental indentures dated February 17, 2011, February 18, 2011, July 19, 2012, December 19, 2012, June 4, 2014, June 11, 2014, July 25, 2014, March 6, 2015 and December 15, 2017;
"Baytex Debt Indenture #2" means the indenture among Baytex, as issuer, certain of its subsidiaries, as guarantors, and Computershare Trust Company, N.A., as indenture trustee, dated June 6, 2014, as supplemented by supplemental indentures dated June 11, 2014, July 25, 2014 and December 15, 2017;
"Baytex Employee Obligations" means the obligations of Baytex to pay any amount to its officers, directors, employees or consultants, other than salary, employee savings plan contributions and vacation pay in the ordinary course and in each case in amounts consistent with historic practices, pursuant to all employment, consulting services and change of control agreements (including the Baytex Employment Agreements), termination, severance and retention plans or policies for severance, termination or bonus payments and any payments or compensation pursuant to any other incentive plans, resolutions of the Baytex Board or otherwise in accordance with Applicable Laws;
"Baytex Employment Agreements" means the written change of control agreements entered into between Baytex and certain officers of Baytex, the details of which are as disclosed in writing to Raging River by Baytex on or prior to the Agreement Date and copies of which have been provided to Raging River;
"Baytex Financial Statements" means, collectively, the annual consolidated financial statements of Baytex as at and for the years ended December 31, 2017 and 2016, together with the notes thereto and the auditor's report thereon, and the unaudited condensed consolidated interim financial statements of Baytex as at and for three-month period ended March 31, 2018, together with the notes thereto;
"Baytex Incentives" means, collectively, the Baytex Performance Awards and Baytex Restricted Awards;
"Baytex Information Circular" means the information circular of Baytex dated March 19, 2018, relating to the annual meeting of the holders of Baytex Shares held on May 3, 2018;
"Baytex Interim Financial Statements" means the unaudited condensed consolidated interim financial statements of Baytex as at and for three month period ended March 31, 2018, together with the notes thereto;

"Baytex Interim MD&A" means management's discussion and analysis of operating and financial results of Baytex for the three months ended March 31, 2018;
"Baytex MD&A" means, collectively, the Baytex Annual MD&A and the Baytex Interim MD&A;
"Baytex Meeting" means the special meeting of Baytex Shareholders, called and to be held on August 21, 2018 in accordance with the Arrangement Agreement, to permit the Baytex Shareholders to consider the Issuance Resolution in the form set forth in Appendix "B" of this Circular and related matters, and any adjournment(s) or postponement(s) thereof;
"Baytex Net Debt" means the consolidated net debt of Baytex which includes any and all cash, bank debt, working capital deficit (inclusive of accounts receivable, prepaid expenses and deposits and accounts payables), Baytex 2021 Debentures, Baytex 2021 Notes, Baytex 2022 Debentures and Baytex 2024 Notes and current Tax liabilities, in each case with respect to each of the foregoing liabilities, inclusive of any and all accrued liabilities, excluding the mark to market value of financial instruments, calculated in accordance with GAAP, and for greater certainty, excluding Baytex Transaction Costs and Baytex Employee Obligations;
"Baytex Performance Awards" means the outstanding performance awards granted under the Baytex Award Plan entitling the holders thereof to receive Baytex Shares upon settlement of such Baytex Performance Awards in accordance with the provisions of the Baytex Award Plan;
"Baytex Plans" has the meaning set forth in Subsection 4.1(oo) of the Arrangement Agreement;
"Baytex Record Date" means the close of business on July 9, 2018, which is the record date for determination of Baytex Shareholders entitled to receive notice of and to vote at the Baytex Meeting;
"Baytex Reserves Reports" means the independent engineering evaluations of Baytex's oil, natural gas liquids and natural gas reserves prepared by Sproule and Ryder Scott effective December 31, 2017;
"Baytex Restricted Awards" means the outstanding restricted awards granted under the Baytex Award Plan entitling the holders thereof to receive Baytex Shares upon settlement of such Baytex Restricted Awards in accordance with the provisions of the Baytex Award Plan;
"Baytex Shareholders" means the holders from time to time of Baytex Shares;
"Baytex Shares" means the common shares of Baytex;
"Baytex Support Agreements" means the support agreements, substantially in the form attached as Schedule "C" of the Arrangement Agreement, entered into between Raging River and the Baytex Supporting Shareholders;
"Baytex Supporting Shareholders" means each of the directors and officers of Baytex;
"Baytex Termination Fee" has the meaning ascribed thereto in Section 6.1 of the Arrangement Agreement;
"Baytex Transaction Costs" means all costs and expenses incurred by Baytex in connection with the Arrangement, including Baytex Employee Obligations and all legal, accounting, audit, financial advisory, printing, director and officer run-off insurance and other administrative and professional fees, costs and expenses incurred by Baytex in connection with the Arrangement but excluding, if applicable, the costs of any proxy solicitation and/or information agents engaged to solicit proxies in favour of the Issuance Resolution;
"Beneficial Holder" has the meaning ascribed thereto under the heading "Information for Beneficial Holders";
"Brent" is a major trading classification of sweet light crude oil that serves as a major benchmark price for purchases of oil worldwide;

"Broadridge" means Broadridge Financial Solutions Inc.;
"Business Day" means, with respect to any action to be taken, any day, other than a Saturday, Sunday or a statutory holiday in the place where such action is to be taken;
"Certificate" means the certificate or other proof of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA in respect of the Articles of Arrangement;
"CIBC" means CIBC World Markets Inc., co-financial advisor to Baytex;
"CIBC Fairness Opinion" means the opinion of CIBC addressed to the Baytex Board and attached hereto as Appendix "F";
"Circular" means this joint management information circular of Raging River and Baytex dated July 12, 2018, sent by Raging River to the Raging River Shareholders in connection with the Raging River Meeting and sent by Baytex to the Baytex Shareholders in connection with the Baytex Meeting;
"Combined Enterprise" means the combined businesses of Baytex and Raging River as a result of the completion of the Plan of Arrangement;
"Commissioner" means the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition and includes the Commissioner's representatives, where the context requires;
"Competition Act" means the Competition Act, R.S.C. 1985, c. C 34;
"Competition Act Approval" means the occurrence of one or more of the following:

(a)
an advance ruling certificate (an "ARC") pursuant to Section 102 of the Competition Act shall have been issued by the Commissioner in respect of the transactions contemplated in the Arrangement Agreement; or

(b)
the Commissioner shall have waived the obligation to notify and supply information under Part IX of the Competition Act pursuant to Subsection 113(c) of the Competition Act and confirmed in writing that the Commissioner has no intention to file an application under Section 92 of the Competition Act (a "No-Action Letter") in connection with the transactions contemplated by the Arrangement Agreement, and such No-Action Letter remains in full force and effect; or

(c)
the Parties shall have notified the Commissioner under Section 114 of the Competition Act and the applicable waiting period under Section 123(1) of the Competition Act shall have expired or been terminated and the Commissioner shall have issued a No-Action Letter in connection with the transactions contemplated by the Arrangement Agreement, and such No-Action Letter remains in full force and effect;

"Continuing Employees" has the meaning ascribed thereto in Subsection 2.7(b) of the Arrangement Agreement;
"Continuing Baytex Directors" means the following six current directors of Baytex that were elected by the Baytex Shareholders at an annual meeting held on May 3, 2018: Edward D. LaFehr, Raymond T. Chan, Mark R. Bly, Trudy M. Curran, Naveen Dargan and Gregory K. Melchin, provided that if one or more such directors ceases to be a director of Baytex prior to the Effective Time or is unable or unwilling to act as a director of Baytex at the Effective Time, such other person(s) as determined by Baytex in its sole discretion;
"Court" means the Court of Queen's Bench of Alberta;

"Deferred Plan" means a trust governed by a registered retirement savings plan ("RRSP"), registered retirement income fund ("RRIF"), registered disability savings plan ("RDSP"), deferred profit sharing plan ("DPSP"), registered education savings plan ("RESP") or a tax-free savings account ("TFSA"), all as defined for purposes of the Tax Act;
"Depositary" means Computershare Investor Services Inc.;
"Dissenting Shareholder" means a registered holder of Raging River Shares who validly exercises Dissent Rights with respect to the Arrangement provided to them under the Interim Order and whose Dissent Rights remain valid before the Effective Time;
"Dissent Rights" means the right of a registered Raging River Shareholder pursuant to section 191 of the ABCA (as modified by the Interim Order) and the Interim Order and the Plan of Arrangement, to dissent in respect of the Arrangement Resolution and to be paid the fair value of the securities in respect of the holder dissents in accordance with section 191 of the ABCA (as modified by the Interim Order) and the Interim Order and the Plan of Arrangement;
"DRS Advice" means a Direct Registration System advice issued as evidence of ownership of a security in lieu of a physical share certificate;
"Effective Date" means the date the Arrangement becomes effective under the ABCA, as contemplated in Section 2.4 of the Arrangement Agreement;
"Effective Time" means the time on the Effective Date when the first event or transaction in the Arrangement becomes effective pursuant to the Plan of Arrangement;
"Electing Raging River Shareholder" means a Raging River Shareholder who elects (in a duly completed Letter of Transmittal and Election Form deposited with the Depositary no later than the Election Deadline) to receive Baytex Shares pursuant to the Plan of Arrangement and indicates in the Letter of Transmittal and Election Form that such Raging River Shareholder is not (a) a person who holds a Raging River Share other than as capital property for the purposes of the Tax Act; (b) a non-resident of Canada for purposes of the Tax Act, unless any Raging River Shares are taxable Canadian property for the purposes of the Tax Act for such non-resident person; or (c) a person exempt from Tax under the Tax Act under Part I of the Tax Act other than a Deferred Plan;
"Election Deadline" means 5:00 p.m. (Calgary time) on the Business Day immediately prior to the date of the Raging River Meeting or such other time as may be agreed to by Raging River and Baytex;
"Encumbrance" means, in the case of property or an asset, all mortgages, pledges, charges, liens, debentures, hypothecs, trust deeds, outstanding demands, burdens, capital leases, assignments by way of security, security interests, conditional sales contracts or other title retention agreements or similar interests or instruments charging, or creating a security interest in, or against title to, such property or assets, or any part thereof or interest therein, and any agreements, leases, options, easements, rights of way, restrictions, executions or other charges or encumbrances (including notices or other registrations in respect of any of the foregoing) (whether by Applicable Laws, contract or otherwise) against title to any of the property or assets, or any part thereof or interest therein or capable of becoming any of the foregoing;
"Exchange Ratio" means the 1.36 Baytex Shares to be exchanged, directly or indirectly, for each Raging River Share (other than Raging River Shares held by a Dissenting Shareholder) pursuant to the Plan of Arrangement;
"Final Order" means the order of the Court approving the Arrangement pursuant to Subsection 193(9)(a) of the ABCA in respect of Raging River, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
"GAAP" means accounting principles generally accepted in Canada applicable to public companies at the relevant time and which incorporates IFRS as adopted by the Canadian Accounting Standards Board;
"GLJ" means GLJ Petroleum Consultants Ltd., independent oil and natural gas reservoir engineers of Calgary, Alberta;

"GMP FirstEnergy" means GMP Securities L.P., financial advisor to Raging River;
"Governmental Authority" means any (a) domestic or foreign federal, territorial, provincial, state, regional, municipal or local governmental, regulatory or administrative authority, department, court, agency, commission, board or tribunal, arbitral body, bureau, ministry, agency or instrumentality or official, including any political subdivision thereof; (b) quasi-governmental or private body exercising regulatory, expropriation or Taxing Authority under or for the account of any of the foregoing; or (c) any stock exchange;
"Governmental Authorizations" has the meaning ascribed thereto in Subsection 4.1(r) of the Arrangement Agreement;
"Interim Order" means the interim order of the Court dated July 12, 2018 set forth in Appendix "C" to this Circular;
"Interested Parties" means Raging River or Baytex, or any of their respective associates or affiliates;
"Issuance Resolution" means the ordinary resolution in respect of the issuance of Baytex Shares pursuant to the Arrangement (including, without limitation, the Baytex Shares issuable on the exercise or vesting or settlement of all Raging River Options and Raging River Awards which remain outstanding following the Effective Time in accordance with Subsections 2.5(b) and 2.5(c)(ii) of the Arrangement Agreement) to be considered by the Baytex Shareholders at the Baytex Meeting, in the form set forth in Appendix "B" to this Circular;
"Laurel Hill" means Laurel Hill Advisory Group, proxy solicitation and information agent to the Parties;
"Laws" means all laws (including, for greater certainty, common law), all statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices and directions enacted by a Governmental Authority (including all Applicable Canadian Securities Laws and all Applicable U.S. Securities Laws) and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority or self-regulatory authority;
"Letter of Transmittal and Election Form" means the letter of transmittal and election form sent to registered Raging River Shareholders with this Circular pursuant to which a registered Raging River Shareholder (that is not a Dissenting Shareholder) is required to (i) elect to be an Electing Raging River Shareholder or a Non-Electing Raging River Shareholder in accordance with the terms and conditions contained therein, and (ii) deliver certificate(s) or DRS Advice representing Raging River Shares to the Depositary in order to receive Baytex Shares;
"material adverse change" or "material adverse effect" means, with respect to a Party, any fact or state of facts, circumstance, change, effect, occurrence or event that, individually or in the aggregate:

(a)
is, or would reasonably be expected to be, material and adverse to the condition (financial or otherwise), business, operations, properties, licenses, affairs, assets, liabilities (contingent or otherwise), capitalization, results of operations, cash-flows or prospects of the Party and its subsidiaries, taken as a whole, other than a change, effect, occurrence or event relating to or resulting from:

(i)
conditions affecting the oil and gas exploration, exploitation, development and production industry generally in jurisdictions in which Raging River or Baytex, as the case may be, carries on a material portion of its business, and not specifically relating to Raging River or Baytex, as the case may be, including changes in royalties, Applicable Laws or Taxes (other than any such change in Applicable Laws or Taxes that results in a material increase to the direct acquisition cost of Raging River to Baytex, which changes may be taken into account in determining whether there has been a material adverse change or material adverse effect);

(ii)	any changes in GAAP;

(iii)	any natural disaster;

(iv)
any change in the market price or trading volume of any securities of a Party (it being understood that the causes underlying such change in market price may be taken into account in determining whether a material adverse effect or material adverse change has occurred);

(v)	changes in Laws or the interpretation, application or non-application thereof;

(vi)
any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States of America or elsewhere; any change in the market price of crude oil, natural gas or related hydrocarbons on a current or forward basis;

(vii)	any matter which has been publicly disclosed or disclosed in writing to the Other Party on or prior to the Agreement Date;

(viii)
any changes or effects arising, directly or indirectly, from the Arrangement or any other matters or actions permitted or contemplated by the Arrangement Agreement, including any public announcement of the foregoing, or approved in writing by the Other Party and including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of a Party or any of its subsidiaries with any of its current or prospective employees, customers, distributors, suppliers or partners;

provided, however, that the change or effect referred to in (i), (ii), (iii), (vi) or (vii) above does not disproportionately affect either Party, taken as a whole, as the case may be, compared to other entities of similar size and operating in the oil and gas exploration, exploitation, development and production industry, in which case, the relevant exclusion from this definition of material adverse change or material adverse effect referred to in (i), (ii), (iii), (vi) or (vii) above will not be applicable; or

(b)
materially impairs or delays, or could reasonably be expected to materially impair or delay, the performance by a Party of its obligations under the Arrangement Agreement or impair or delay a Party's ability to consummate the Arrangement or any other transaction contemplated by the Arrangement Agreement by the Outside Date,

and unless expressly provided in any particular section of the Arrangement Agreement, references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a material adverse effect or material adverse change has occurred;
"material change" has the meaning ascribed thereto in the Securities Act;
"Meeting" means the Raging River Meeting or the Baytex Meeting, as the context requires;
"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;
"misrepresentation" has the meaning ascribed thereto in the Securities Act;
"National Bank" means National Bank Financial Inc., advisor to the Special Committee;
"Non-Electing Raging River Shareholder" means a Raging River Shareholder who is not an Electing Raging River Shareholder;
"Notice-and-Access Provisions" has the meaning ascribed thereto under the heading "The Raging River Meeting – Notice-and-Access";
"NYSE" means the New York Stock Exchange;

"Original Arrangement Agreement" means the arrangement agreement between Raging River and Baytex entered into on June 17, 2018, prior to the amendment and restatement of such arrangement agreement pursuant to the Arrangement Agreement;
"Other Party" means (i) with respect to Baytex, Raging River, and (ii) with respect to Raging River, Baytex;
"Outside Date" means October 1, 2018, or such later date as may be agreed to in writing by the Parties;
"Parties" means Baytex and Raging River, and "Party" means either of them;
"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;
"Plan of Arrangement" means the plan of arrangement in the form set out in Schedule "A" to the Arrangement Agreement, as the same may be amended or supplemented from time to time in accordance with the terms hereof, thereof or at the direction of the Court in the Final Order;
"Pre-Acquisition Reorganization" has the meaning ascribed to it in Section 3.6 of the Arrangement Agreement;
"Raging River" means Raging River Exploration Inc.;
"Raging River Advisors" means GMP FirstEnergy and National Bank;
"Raging River AIF" means the annual information form of Raging River dated March 5, 2018, for the year ended December 31, 2017;
"Raging River Award Plan" means the restricted and performance share award plan of Raging River providing for the grant of Raging River Performance Awards and Raging River Restricted Awards to officers, employees and consultants of Raging River effective May 10, 2016;
"Raging River Awards" means together the Raging River Restricted Awards and the Raging River Performance Awards;
"Raging River Board" means the board of directors of Raging River;
"Raging River Board Recommendation" has the meaning ascribed to it in Subsection 2.2(c) of the Arrangement Agreement;
"Raging River Confidentiality Agreement" means the confidentiality agreement between Raging River and Baytex dated March 15, 2018;
"Raging River Credit Facilities" means credit facilities in the aggregate principal amount of $500,200,000 made available to Raging River by a syndicate of financial institutions, as lenders, with National Bank of Canada, as administrative agent;
"Raging River Damages Event" has the meaning ascribed to it in Section 6.2 of the Arrangement Agreement;
"Raging River DSU Plan" means the deferred share unit plan of Raging River providing for the grant of Raging River DSUs to non-management directors of Raging River effective April 4, 2016;
"Raging River DSUs" means the outstanding deferred share units granted under the Raging River DSU Plan entitling the holders thereof to receive cash payments (or in certain circumstances Raging River Shares) equivalent to the value of Raging River Shares underlying such Raging River DSUs upon ceasing to be a member of the Raging River Board;

"Raging River Employee Obligations" means the obligations of Raging River to pay any amount to its officers, directors, employees or consultants, other than salary, employee share purchase plan contributions and vacation pay in the ordinary course and in each case in amounts consistent with historic practices, pursuant to all employment, consulting services and change of control agreements, termination, severance and retention plans or policies for severance, termination or bonus payments and any payments or compensation pursuant to any other incentive plans, resolutions of the Raging River Board or otherwise in accordance with Applicable Laws, including for greater certainty, the Raging River Retention Bonuses and Raging River Severance Amounts but excluding any Raging River Shares or any payments made on exercise, surrender, settlement or redemption of Raging River Incentives as contemplated in Section 2.5 of the Arrangement Agreement;
"Raging River Fairness Opinions" means the Raging River GMP Fairness Opinion and the Raging River NBF Fairness Opinion;
"Raging River Financial Statements" means, collectively, the annual financial statements of Raging River as at and for the years ended December 31, 2017 and 2016, together with the notes thereto and the auditor's report thereon, and the unaudited interim financial statements of Raging River as at and for the three month period ended March 31, 2018, together with the notes thereto;
"Raging River GMP Fairness Opinion" means the opinion of GMP FirstEnergy as exclusive financial advisor to Raging River to the effect that the consideration to be received by the Raging River Shareholders under the Arrangement is fair, from a financial point of view, to the Raging River Shareholders;
"Raging River Incentives" means, collectively, the Raging River Options, Raging River Performance Awards, Raging River Restricted Awards and Raging River DSUs;
"Raging River Information Circular" means the information circular of Raging River dated May 25, 2018 relating to the annual and special meeting of the holders of Raging River Shares held on June 27, 2018;
"Raging River Interim Financial Statements" means the unaudited interim financial statements of Raging River as at and for the three-month period ended March 31, 2018, together with the notes thereto;
"Raging River Interim MD&A" means management's discussion and analysis of the financial condition and results of operations of Raging River for the three months ended March 31, 2018;
"Raging River MD&A" means, collectively, (i) management's discussion and analysis of the financial condition and results of operations of Raging River for the year ended December 31, 2017; and (ii) management's discussion and analysis of the financial condition and results of operations of Raging River for the three months ended March 31, 2018;
"Raging River Meeting" means the special meeting of Raging River Shareholders, called and to be held on August 21, 2018 in accordance with the Arrangement Agreement and the Interim Order to permit the Raging River Shareholders to consider the Arrangement Resolution in the form set forth in Appendix "A" to this Circular, and any adjournment(s) or postponement(s) thereof;
"Raging River NBF Fairness Opinion" means the opinion of National Bank as advisor to the Special Committee to the effect that the consideration to be received by the Raging River Shareholders under the Arrangement is fair, from a financial point of view, to the Raging River Shareholders;
"Raging River Net Debt" means the consolidated net debt of Raging River which includes any and all cash, bank debt, working capital deficit (inclusive of accounts receivable, prepaid expenses and deposits and accounts payables) and current Tax liabilities, in each case with respect to each of the foregoing liabilities, inclusive of any and all accrued liabilities, excluding the mark to market value of financial instruments, calculated in accordance with GAAP, and for greater certainty, excluding the Raging River Transaction Costs and Raging River Employee Obligations;

"Raging River New Option Plan" means the share option plan of Raging River providing for the grant of Raging River Options to officers, employees and consultants of Raging River dated effective May 10, 2016;
"Raging River Nominees" means the four nominees to the Baytex Board determined pursuant to the Plan of Arrangement;
"Raging River Old Option Plan" means the share option plan of Raging River providing for the grant of Raging River Options to directors, officers, employees and consultants adopted by Raging River in March 2012, as amended;
"Raging River Option Plans" means together the Raging River New Option Plan and the Raging River Old Option Plan;
"Raging River Options" means the outstanding share options of Raging River granted under the Raging River Option Plans, whether or not vested, entitling the holders thereof to acquire Raging River Shares;
"Raging River Payout Multiplier" means a number ranging from a minimum of zero (0) to a maximum of two (2) used to adjust the number of Raging River Shares underlying Raging River Performance Awards based on certain Raging River performance measures as determined by the Raging River Board in accordance with the provisions of the Raging River Award Plan;
"Raging River Performance Awards" means the outstanding performance awards granted under the Raging River Award Plan entitling the holders thereof to receive Raging River Shares or a cash payment in lieu thereof upon settlement of such Raging River Performance Awards in accordance with the provisions of the Raging River Award Plan;
"Raging River Record Date" means the close of business on July 9, 2018, which is the record date for determination of Raging River Shareholders entitled to receive notice of and to vote at the Raging River Meeting;
"Raging River Reserves Reports" means the independent engineering evaluations of Raging River's oil and natural gas reserves prepared by Sproule and GLJ effective December 31, 2017;
"Raging River Restricted Awards" means the outstanding restricted share awards granted under the Raging River Award Plan entitling the holders thereof to receive Raging River Shares or a cash payment in lieu thereof upon settlement of such Raging River Restricted Awards in accordance with the provisions of the Raging River Award Plan;
"Raging River Retention Bonus" means the retention bonuses to be paid in lieu of Raging River Severance Amounts to certain Raging River employees and officers in accordance with the provisions of Section 2.7 of the Arrangement Agreement with such amounts estimated by Raging River and disclosed in writing to Baytex on or prior to the Agreement Date;
"Raging River Severance Amounts" means the severance and change of control payments, together with all other Raging River Employee Obligations, to be paid to certain Raging River employees and officers in accordance with the provisions of Section 2.7 of the Arrangement Agreement with such amounts estimated by Raging River and disclosed in writing to Baytex on or prior to the Agreement Date;
"Raging River Shareholders" means the holders from time to time of Raging River Shares;
"Raging River Shareholders' Vote" has the meaning set out in Subsection 2.1(b)(ii) of the Arrangement Agreement;
"Raging River Shares" means the common shares of Raging River;
"Raging River Subco" means, 2099011 Alberta Ltd., a corporation formed pursuant to the ABCA as a wholly-owned subsidiary of Raging River and is being used solely to participate in the Arrangement;

"Raging River Subco Note" means a non-interest bearing note of Raging River Subco payable on demand having a principal amount equal to the fair market value of 1.36 Baytex Shares at the time of issuance of the Raging River Subco Note;
"Raging River Support Agreements" means the support agreements, substantially in the form attached as Schedule "B" to the Arrangement Agreement, entered into between Baytex and the Raging River Supporting Shareholders;
"Raging River Supporting Shareholders" means each of the directors and officers of Raging River and certain associates or affiliates of certain directors and officers;
"Raging River Termination Fee" has the meaning set out in Section 6.2 of the Arrangement Agreement;
"Raging River Transaction Costs" means all costs and expenses incurred by Raging River in connection with the Arrangement, including Raging River Employee Obligations and all legal, accounting, audit, financial advisory, printing and other administrative and professional fees, costs and expenses incurred by Raging River in connection with the Arrangement, excluding any premiums paid for director and officer run-off insurance purchased by Raging River in accordance with Subsection 2.9(b) of the Arrangement Agreement but excluding, if applicable, the costs of any proxy solicitation and/or information agents engaged to solicit proxies in favour of the Arrangement Resolution;
"Receiving Party" has the meaning ascribed thereto in Subsection 3.4(c) of the Arrangement Agreement;
"Registrar" means the Registrar of Corporations for the Province of Alberta appointed under Section 263 of the ABCA;
"Representatives" has the meaning ascribed to it in Subsection 3.4(a) of the Arrangement Agreement;
"Responding Party" has the meaning ascribed to it in Subsection 3.4(c) of the Arrangement Agreement;
"Ryder Scott" means Ryder Scott Company, L.P. independent petroleum consultants of Houston, Texas;
"Scotia" means Scotia Capital Inc., co-financial advisor to Baytex;
"SEC" means the Securities and Exchange Commission;
"Securities Act" means the Securities Act (Alberta);
"SEDAR" means the System for Electronic Document Analysis and Retrieval;
"Shareholders" means the Raging River Shareholders and the Baytex Shareholders;
"Shares" means the Raging River Shares and the Baytex Shares;
"Special Committee" means the special committee of the Raging River Board;
"Sproule" means, in the case of Raging River, Sproule Associates Limited, and in the case of Baytex, Sproule Unconventional Limited, each independent oil and natural gas reservoir engineers of Calgary, Alberta;
"Strategic Repositioning Process" has the meaning ascribed thereto under the heading "The Arrangement – Background to the Arrangement – Raging River";
"subsidiary" means, with respect to a specified entity, any:

(a)
body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are, at the time, owned directly or indirectly by such specified entity or indirectly by or for the benefit of such specified entity;

(b)
entity which is not a body corporate, of which more than 50% of the voting or equity interests of such entity (including, for a partnership other than a limited partnership, the voting or equity interests in such partnership) are owned, directly or indirectly, by such specified entity or indirectly by or for the benefit of such specified entity and in the case of a partnership (including a limited partnership), of which such specified entity, or a subsidiary of such specified entity, is a general partner; or

(c)	any issuer that would be considered a subsidiary of the specified entity in accordance with the Securities Act;
"Superior Proposal" has the meaning set out in Subsection 3.4(b)(vii)(A) of the Arrangement Agreement;
"Tax" or "Taxes" means all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Taxing Authority, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, large corporation, capital gain, minimum, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all employment insurance, health insurance and Canada and other Governmental Authority pension plan and workers compensation premiums or contributions and other obligations of the same or of a similar nature to any of the foregoing which one of the Parties or any of its subsidiaries is required to withhold, collect or remit, including any interest, fines or penalties for failure to withhold, collect or remit any tax;
"Tax Act" means the Income Tax Act (Canada) R.S.C. 1985, c. 1 (5th Supp.) as amended, including the regulations promulgated thereunder;
"Taxing Authority" shall mean any Governmental Authority responsible for the imposition of any Tax (domestic or foreign);
"Terminated Employees" has the meaning ascribed thereto in Subsection 2.7(b) of the Arrangement Agreement;
"TSX" means the Toronto Stock Exchange;
"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended; and
"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

INFORMATION FOR BENEFICIAL HOLDERS
The information set forth in this section is of significant importance to many Shareholders, as a substantial number of such Shareholders do not hold Shares in their own name but instead hold their Shares through brokers, financial institutions or other nominees. Shareholders who do not hold their Shares in their own name (referred to in this Circular as "Beneficial Holders") should note that only proxies deposited by Shareholders whose names appear on the records of the applicable registrar and transfer agent as the registered holders of Shares can be recognized and acted upon at the Raging River Meeting or Baytex Meeting, as applicable. If Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Shares will not be registered in a holder's name on the records of Raging River or Baytex. Such Shares will more likely be registered in the name of the holder's broker or an agent of the broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., or CDS, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for, withheld or against resolutions) upon instructions of the Beneficial Holder. Without specific instructions, brokers/nominees are prohibited from voting Shares for their clients. Beneficial Holders should therefore ensure that instructions regarding the voting of their Shares are properly communicated to the appropriate person or that the Shares are duly registered in their name well in advance of the applicable Meeting.
Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Holders in order to ensure that their Shares are voted at the applicable Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to a registered shareholder. However, its purpose is limited to instructing the registered shareholder on how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the voting instruction form by mail or facsimile. Alternatively, the Beneficial Holder can call a toll-free telephone number or access the internet to vote the Shares held by the Beneficial Holder. Additionally, Baytex or Raging River may utilize the Broadridge QuickVote™ service to assist "non-objecting beneficial owners" with voting their Shares over the telephone with Laurel Hill.
Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the applicable Meeting. A Beneficial Holder receiving a form of proxy or voting instruction form from their broker or other intermediary (or an agent or nominee of such broker or other intermediary) cannot use that form to vote Shares directly at the applicable Meeting. Voting instructions must be communicated to the broker, intermediary, agent or nominee (in accordance with the instructions provided by it or on its behalf) well in advance of the applicable Meeting in order to have the Shares to which such instructions relate voted at the applicable Meeting.
If you are a Beneficial Holder and wish to vote in person at the applicable Meeting, please contact your broker or agent well in advance of the applicable Meeting to determine how you can do so.
Although a Beneficial Holder may not be recognized directly at the applicable Meeting for the purpose of voting Shares registered in the name of its broker or other intermediary, a Beneficial Holder may vote those Shares as a proxyholder for the registered Shareholder. To do this, a Beneficial Holder should enter such Beneficial Holder's own name in the blank space on the form of proxy or voting instruction form provided to the Beneficial Holder and return the document to such Beneficial Holder's broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the applicable Meeting.
In order to preserve your ability to elect to receive the Baytex Shares issuable, directly or indirectly, in exchange for Raging River Shares pursuant to the Arrangement on a tax-deferred basis, Raging River Shareholders who do not hold their Raging River Shares in their own name should also instruct their broker or other intermediary to complete the Letter of Transmittal and Election Form with respect to such holders' Raging River Shares and to deliver such Letter of Transmittal and Election Form to the Depositary prior to the Election Deadline.

SUMMARY
This Summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including the Appendices hereto. Certain terms used in this Summary are defined in the "Glossary of Terms" set out above in this Circular.
The Arrangement
On June 17, 2018, Raging River and Baytex agreed to combine their respective businesses and entered into the Original Arrangement Agreement, which was subsequently amended and restated by the Arrangement Agreement. A copy of the Arrangement Agreement may be found under each of Raging River's and Baytex's respective SEDAR profiles at www.sedar.com. Pursuant to the Arrangement, Raging River Shareholders (excluding Dissenting Shareholders) will receive, directly or indirectly, 1.36 Baytex Shares in exchange for each Raging River Share held. As at July 9, 2018, there are 238,288,378 Baytex Shares and 231,426,212 Raging River Shares outstanding (in each case, on a non-diluted basis). Upon completion of the Arrangement, existing holders of Baytex Shares and Raging River Shares will collectively own approximately 43% and 57% of the Combined Enterprise on a non-diluted basis, respectively. See "Effect of the Arrangement".
The Raging River Meeting
The Raging River Meeting will be held at 9:30 a.m. (Calgary time) on Tuesday, August 21, 2018, in the Devonian Room at the Calgary Petroleum Club located at 319 - 5th Avenue S.W., Calgary, Alberta for the purposes set forth in the accompanying notice of Raging River Meeting.
The business to be conducted at the Raging River Meeting will be to consider pursuant to the Interim Order and, if deemed advisable, approve, with or without variation, the Arrangement Resolution and to transact any other business as may properly come before the Raging River Meeting.
See "The Arrangement" and "The Raging River Meeting".
The Baytex Meeting
The Baytex Meeting will be held at 10:30 a.m. (Calgary time) on Tuesday, August 21, 2018, in the Devonian Room at the Calgary Petroleum Club located at 319 - 5th Avenue S.W., Calgary, Alberta for the purposes set forth in the accompanying notice of Baytex Meeting.
The business to be conducted at the Baytex Meeting will be to consider and, if deemed advisable, approve, with or without variation, the Issuance Resolution and to transact any other business as may properly come before the Baytex Meeting.
See "The Arrangement" and "The Baytex Meeting".
Raging River Exploration Inc.
Raging River is a corporation existing under the laws of the Province of Alberta and is an oil and natural gas production company with operations in southwestern Saskatchewan and southeastern and central Alberta.
The head office of Raging River is located at 1700, 605 - 5th Avenue S.W., Calgary, Alberta T2P 3H5 and the registered office of Raging River is located at 2400, 525 - 8th Avenue S.W., Calgary, Alberta T2P 1G1.
See "Information Concerning Raging River Exploration Inc.".
Baytex Energy Corp.

Baytex is a corporation existing under the laws of the Province of Alberta and, through its direct and indirect subsidiaries, is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and the Eagle Ford in the United States.
The head office of Baytex is located at 2800, 520 - 3rd Avenue S.W., Calgary, Alberta T2P 0R3 and the registered office of Baytex is located at 2400, 525 - 8th Avenue S.W., Calgary, Alberta T2P 1G1. See "Information Concerning Baytex Energy Corp.".
Background to the Arrangement
The terms of the Arrangement are the result of arm's length negotiations between representatives of Raging River and Baytex and their respective financial and legal advisors. The Circular contains a summary of the events leading up to the negotiation of the Arrangement Agreement and the meetings, negotiations, discussions and actions between the Parties that preceded the execution and public announcement of the Arrangement Agreement. See "The Arrangement - Background to the Arrangement".
Benefits of the Arrangement
Both Raging River and Baytex expect the Arrangement to offer a number of long-term strategic, financial and operational benefits and advantages for Shareholders, including the following:

•	a world class asset base;

•	attractive growth and free cash flow;

•	a strong balance sheet;

•	high return oil-weighted assets;

•	a superior capability to optimize capital allocation;

•	strong oil price diversification;

•	a top tier team with a focus on operational excellence; and

•	increased scale and trading liquidity and an enterprise value of approximately $4.5 billion.
See "The Arrangement – Benefits of the Arrangement".
Reasons for the Arrangement
Raging River
The Raging River Board, in arriving at its conclusion to unanimously recommend that Raging River Shareholders approve the Arrangement Resolution, considered a number of strategic, financial, operational and other factors, including the financial metrics of the Arrangement and the long-term prospects for growth of Raging River both on a stand-alone basis and in conjunction with Baytex. See "The Arrangement – Reasons for the Arrangement – Raging River".
Baytex
The Baytex Board, in arriving at its conclusion to unanimously recommend that Baytex Shareholders approve the Issuance Resolution, considered a number of strategic, financial, operational and other factors, including the financial metrics of the Arrangement and the long-term prospects for growth of Baytex both on a stand-alone basis and in conjunction with Raging River. See "The Arrangement – Reasons for the Arrangement – Baytex".
The Raging River Fairness Opinions
Raging River retained GMP FirstEnergy as exclusive financial advisor to, among other things, provide the Raging River Board with its opinion as to whether the consideration to be received by the Raging River Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Raging River Shareholders. GMP FirstEnergy has delivered its opinion that, as of June 16, 2018, subject to the scope of review, assumptions and limitations set forth therein, the consideration to be received by the Raging River Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Raging River Shareholders.
The Special Committee retained National Bank as advisor to, among other things, provide it with its opinion as to whether the consideration to be received by the Raging River Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Raging River Shareholders. National Bank has delivered its opinion that, as of June 16, 2018, subject to the scope of review, assumptions and limitations set forth therein, the consideration to be received by the Raging River Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Raging River Shareholders.
The full text of the written Raging River Fairness Opinions, which set forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken by each of the Raging River Advisors in rendering their respective opinions, are attached as Appendices "D" and "E" to this Circular. Raging River Shareholders are urged to read each of the Raging River Fairness Opinions carefully and in their entirety. The summaries of the Raging River Fairness Opinions in this Circular are qualified in their entirety by reference to the full text of the Raging River GMP Fairness Opinion and the Raging River NBF Fairness Opinion as set out in Appendices "D" and "E", respectively.
The Raging River Fairness Opinions are not a recommendation to any Raging River Shareholder as to how to vote on the Arrangement Resolution or act on any matter relating to the Arrangement. See "The Arrangement – Raging River Advisors and Fairness Opinions", "Appendix "D" – "Raging River GMP Fairness Opinion" and "Appendix "E" – Raging River NBF Fairness Opinion".
Recommendation of the Raging River Board
The Raging River Board, after considering the Raging River Fairness Opinions, receiving advice from the Raging River Advisors and legal counsel and upon the recommendation of the Special Committee, unanimously: (i) determined that the Arrangement is in the best interests of Raging River and the Raging River Shareholders; (ii) determined that the Arrangement is fair to the Raging River Shareholders; (iii) approved the Arrangement Agreement and the transactions contemplated thereby; and (iv) recommends that Raging River Shareholders vote in favour of the Arrangement. See "The Arrangement – Recommendation of the Raging River Board".
The CIBC Fairness Opinion
The Baytex Board retained CIBC to provide, among other things, financial advisory services in connection with a potential transaction involving Raging River. In addition, CIBC was also engaged to provide a fairness opinion addressed to the Baytex Board concerning the possible transaction between Baytex and Raging River. CIBC has provided the Baytex Board with the CIBC Fairness Opinion to the effect that, as of June 15, 2018, based upon and subject to the various assumptions, qualifications and limitations set forth therein, the Exchange Ratio is fair, from a financial point of view, to Baytex.
The CIBC Fairness Opinion is not a recommendation as to whether or not Baytex Shareholders should vote in favour of the Issuance Resolution. The CIBC Fairness Opinion was one of a number of factors taken into consideration by the Baytex Board in making its unanimous determinations that the Arrangement is in the best interests of Baytex and to recommend that Baytex Shareholders vote in favour of the Issuance Resolution.
Pursuant to the terms of its engagement letter with Baytex, CIBC is to be paid a fee for its services as financial advisor, including a fee for the CIBC Fairness Opinion and a fee that is contingent on the completion of the Arrangement. Baytex has also agreed to reimburse CIBC for certain out-of-pocket expenses and to indemnify CIBC against certain liabilities.
Canadian Imperial Bank of Commerce, an affiliate of CIBC, is currently a member of the lending syndicate providing credit facilities to each of Baytex and Raging River (in the ordinary course of its business and unrelated to the Arrangement).

The full text of the CIBC Fairness Opinion is attached as Appendix "F" to this Circular. Baytex Shareholders are urged to read the CIBC Fairness Opinion in its entirety. The above summary of the CIBC Fairness Opinion is qualified in its entirety by reference to the full text of the CIBC Fairness Opinion as set out in Appendix "F". See "The Arrangement – Baytex Financial Advisors and Fairness Opinion" and "Appendix "F" – CIBC Fairness Opinion".
Recommendation of the Baytex Board
The Baytex Board, after receiving advice from its legal and financial advisors and hearing the verbal CIBC Fairness Opinion, unanimously: (i) determined that the Arrangement is in the best interests of Baytex; (ii) determined that the Exchange Ratio provided for in the Arrangement is fair to Baytex; (iii) approved the Arrangement Agreement and the transactions contemplated thereby; and (iv) recommends that Baytex Shareholders vote in favour of the Issuance Resolution.
See "The Arrangement – Recommendation of the Baytex Board".
Effect of the Arrangement
Raging River Shares
The Arrangement Agreement provides that, among other things: (i) each Non-Electing Raging River Shareholder (other than Dissenting Shareholders and Raging River Shareholders that are Deferred Plans) will exchange each Raging River Share that they hold for a Raging River Subco Note, which Raging River Subco Note will then be transferred to Baytex for 1.36 Baytex Shares; and (ii) each Electing Raging River Shareholder (other than Dissenting Shareholders) and each Raging River Shareholder that is a Deferred Plan, will exchange each Raging River Share for 1.36 Baytex Shares.
Raging River Incentives
Raging River Options and Raging River Awards
Pursuant to the Plan of Arrangement, Baytex will assume all of the covenants and obligations under the Raging River Option Plans and the Raging River Award Plan such that following the Effective Time, Raging River Options and Raging River Awards will entitle the holder thereof to receive Baytex Shares, subject to such adjustments as are then necessary to reflect the Exchange Ratio and such other adjustments in accordance with the provisions of the Raging River Option Plans and the Raging River Award Plan.
The vesting of unvested Raging River Options held by Terminated Employees will be accelerated and such Terminated Employees will be entitled to exercise the Raging River Options for a period ending on the earlier of: (i) 90 days following the Effective Date; and (ii) the expiry date of the Raging River Option. The Raging River Shares underlying the Raging River Restricted Awards and Raging River Performance Awards held by Terminated Employees will be issued immediately prior to the Effective Time and the Raging River Payout Multiplier of the Raging River Performance Awards will be fixed at 1.0.
All Raging River Options, Raging River Restricted Awards and Raging River Performance Awards held by Continuing Employees will continue to be governed by the terms of the Raging River Old Option Plan, Raging River New Option Plan or Raging River Award Plan, as applicable.
With respect to the Raging River Options held by non-management directors, if (i) the non-management director becomes a director of Baytex at the Effective Time, all Raging River Options held by such non-management director will be treated in the same manner as the Raging River Options are treated for Continuing Employees; and (ii) the non-management director does not become a director of Baytex at the Effective Time, all Raging River Options held by such non-management director will be treated in the same manner as the Raging River Options are treated for Terminated Employees.

Raging River DSUs
Pursuant to the Arrangement, all directors of Raging River will cease to be members of the Raging River Board as at the Effective Time and, as a result, each director who holds Raging River DSUs (having agreed to accelerate the maturity date thereof to the Effective Date) will be entitled to a cash payment equal to the number of Raging River DSUs held by such director at the Effective Time multiplied by the closing price of the Raging River Shares on the TSX on the trading day immediately prior to the Effective Date.
Details of the Arrangement
The following is a summary only of the Plan of Arrangement and reference should be made to the full text of the Arrangement Agreement and the Plan of Arrangement (attached to the Arrangement Agreement as Schedule "A") copies of which are available under each of Raging River's and Baytex's SEDAR profiles at www.sedar.com.
The Arrangement involves a number of steps, including each of the events set out below commencing at the Effective Time, which will occur and be deemed to occur in the following order, without any further act or formality, except as otherwise expressly provided in the Plan of Arrangement:
(a)    the Raging River Nominees for the purposes of the Baytex Board following the Effective Time shall be determined to be Neil Roszell, Gary Bugeaud, Kevin Olson and David Pearce; provided that if one or more such directors is unable or unwilling to act as a director of Baytex following the Effective Time, such other person(s) as determined by Raging River in its sole discretion, who, together with the Continuing Baytex Directors, shall constitute the entire Baytex Board;
(b)    subject to Section 5.1 of the Plan of Arrangement, each of the Raging River Shares held by Dissenting Shareholders shall be deemed to have been transferred to, and acquired by, Baytex (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and:
(i)    such Dissenting Shareholders shall cease to be the holders of such Raging River Shares and to have any rights as holders of such Raging River Shares other than the right to be paid fair value for such Raging River Shares as set out in Section 5.1 of the Plan of Arrangement; and
(ii)    such Dissenting Shareholders' names shall be removed as the holders of such Raging River Shares from the registers of Raging River Shares maintained by or on behalf of Raging River;
(c)    each outstanding Raging River Share held by a Raging River Shareholder (other than those held by Electing Raging River Shareholders, Deferred Plans or Dissenting Shareholders) shall be, and shall be deemed to be, transferred to, and acquired by, Raging River Subco (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for a Raging River Subco Note;
(d)    each outstanding Raging River Subco Note shall be, and shall be deemed to be, transferred to, and acquired by, Baytex (free and clear of any liens, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for 1.36 Baytex Shares, and the aggregate fair market value of such issued Baytex Shares will be added to the stated capital account maintained by Baytex in respect of Baytex Shares;
(e)    each outstanding Raging River Share held by an Electing Raging River Shareholder (subject to Subsection 3.3 of the Plan of Arrangement) or a Deferred Plan (other than those held by Dissenting Shareholders) shall be, and shall be deemed to be, transferred to, and acquired by, Baytex (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for 1.36 Baytex Shares and the aggregate paid up capital of such Raging River Shares for purposes of the Tax Act immediately prior to the Effective Time will be added to the stated capital account maintained by Baytex in respect of Baytex Shares;

(f)    each outstanding Raging River Subco Share, all of which are owned by Raging River, shall be, and shall be deemed to be, transferred to, and acquired by Baytex (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for cash consideration of $100; and
(g)    Baytex succeeds to, and is substituted for, and may exercise every right and power of Raging River and Baytex assumes all the covenants and obligations of Raging River under the Raging River Award Plan, the Raging River Old Option Plan and the Raging River New Option Plan and following the Effective Date holders of Raging River Awards and Raging River Options granted under such plans shall be entitled to receive Baytex Shares on the exercise, surrender or settlement of such Raging River Awards and Raging River Options subject to such adjustments as are then necessary to reflect the Exchange Ratio and such other adjustments in accordance with the provisions of the Raging River Award Plan, the Raging River Old Option Plan and the Raging River New Option Plan.
Completion of the Arrangement is subject to a number of conditions including, among other things, the approval of the Arrangement Resolution by Raging River Shareholders, the approval of the Issuance Resolution by Baytex Shareholders, the receipt of all necessary regulatory approvals and the granting of the Final Order. Raging River and Baytex expect the Effective Date to occur on or about August 22, 2018. See "Procedure for the Arrangement to Become Effective – Timing".
Board and Management
Following the Effective Time, Edward LaFehr, President and Chief Executive Officer of Baytex, Richard Ramsay, Chief Operating Officer of Baytex, and Rodney Gray, Chief Financial Officer of Baytex will continue in such roles with Baytex. Bruce Beynon, the current President of Raging River, will join Baytex's management team as Executive Vice President with responsibility for Exploration, Land and Corporate Development and Jason Jaskela, the current Chief Operating Officer of Raging River, will join Baytex as Vice President of the East Duvernay Shale oil play, reporting directly to the President and Chief Executive Officer. In addition, it is anticipated that a majority of the Raging River management team and staff will have key roles in the Combined Enterprise.
Pursuant to the Arrangement, the Baytex Board following the Arrangement will consist of six members of the Baytex Board and four members of the Raging River Board. Neil Roszell, the current Executive Chairman and Chief Executive Officer of Raging River, will serve as Chairman and Raymond Chan, the current Chairman of Baytex, will serve as Lead Independent Director. The Baytex Board following the Arrangement will also include Edward LaFehr, Mark Bly, Trudy Curran, Naveen Dargan and Gregory Melchin from the current Baytex Board and Gary Bugeaud, Kevin Olson and Dave Pearce from the current Raging River Board.
See "Appendix "G" – Pro Forma Information Concerning the Combined Enterprise – Board and Management" and the Raging River Information Circular, Raging River AIF, Baytex Information Circular and Baytex AIF for further information concerning the individuals who will form part of the Baytex Board and management team of Baytex.
Arrangement Agreement
The Arrangement will be effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Raging River and Baytex and various conditions precedent, both mutual and with respect to the specific obligations of Raging River and Baytex.
The Arrangement Agreement provides that, upon the occurrence of certain termination events, either of the Parties may be required to pay the Other Party a termination fee of $50 million. See "Effect of the Arrangement – The Arrangement Agreement – Termination Fee Payable by Raging River" and "Effect of the Arrangement – The Arrangement Agreement – Termination Fee Payable by Baytex".
This Circular contains a summary of certain provisions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, copies of which are available under each of Raging River's and Baytex's SEDAR profiles at www.sedar.com. See "Effect of the Arrangement – The Arrangement Agreement".

Raging River Support Agreements
On June 17, 2018, the Raging River Supporting Shareholders, which includes all of the directors and officers of Raging River (and certain associates of such directors and officers), holding an aggregate of 15,226,958 Raging River Shares (or 6.58% of the then issued and outstanding Raging River Shares), entered into the Raging River Support Agreements with Baytex pursuant to which they agreed, among other things, to vote the Raging River Shares beneficially owned or controlled or directed by them, directly or indirectly, in favour of the Arrangement Resolution and all matters related thereto at the Raging River Meeting. See "Effect of the Arrangement – Raging River Support Agreements".
Baytex Support Agreements
On June 17, 2018, the Baytex Supporting Shareholders, which includes all of the directors and officers of Baytex, holding an aggregate of 3,287,892 Baytex Shares (or 1.39% of the then issued and outstanding Baytex Shares), entered into the Baytex Support Agreements with Raging River pursuant to which they agreed, among other things, to vote the Baytex Shares beneficially owned or controlled or directed by them, directly or indirectly, in favour of the Issuance Resolution and all matters related thereto at the Baytex Meeting. See "Effect of the Arrangement – Baytex Support Agreements".
Procedure for the Arrangement to Become Effective
Procedural Steps
The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement Resolution must be approved by the Raging River Shareholders at the Raging River Meeting in the manner set forth in the Interim Order;

(b)	the Issuance Resolution must be approved by the Baytex Shareholders at the Baytex Meeting;

(c)	the Court must grant the Final Order approving the Arrangement;

(d)	the Competition Act Approval must be obtained;

(e)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

(f)	the Final Order and the Articles of Arrangement in the form prescribed by the ABCA, must be filed with the Registrar.
Raging River Shareholder Approval
Pursuant to the terms of the Interim Order, the Arrangement Resolution must be approved by: (i) not less than 66⅔% of the votes cast by Raging River Shareholders, present in person or represented by proxy, at the Raging River Meeting; and (ii) a simple majority of the votes cast by Raging River Shareholders, present in person or represented by proxy at the Raging River Meeting, after excluding the votes cast by persons whose votes may not be included in determining minority approval of a "business combination" pursuant to MI 61-101, which includes the votes cast with respect to the Raging River Shares beneficially owned or over which control or direction is exercised by an executive officer of Raging River. At the Raging River Meeting, each Raging River Shareholder will be entitled to one vote for each Raging River Share held. If the Arrangement Resolution is not approved by Raging River Shareholders, the Arrangement cannot be completed. See "Procedure for the Arrangement to Become Effective – Shareholder Approvals" and "The Raging River Meeting".

Baytex Shareholder Approval
It is a condition to the completion of the Arrangement that the Issuance Resolution be approved at the Baytex Meeting.
The policies of the TSX require shareholder approval in circumstances where an issuance of securities will result in the issuance of 25% or more of the issuer's outstanding securities on a non-diluted basis in connection with an acquisition. The Arrangement is expected to result in the issuance of a total number of Baytex Shares equal to approximately 137% of the 238,288,378 currently issued and outstanding Baytex Shares on a fully-diluted basis.
The Issuance Resolution must be approved by a simple majority of the votes cast by the Baytex Shareholders present in person or represented by proxy at the Baytex Meeting.
See "Procedure for the Arrangement to Become Effective – Shareholder Approvals" and "The Baytex Meeting".
Court Approval
On July 12, 2018, Raging River obtained the Interim Order providing for the calling and holding of the Raging River Meeting and other procedural matters. The Interim Order is attached as Appendix "C" to this Circular.
The Arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, if the Arrangement Resolution and the Issuance Resolution are approved at the applicable Meeting, Raging River will make an application to the Court for the Final Order at the Court House, 601 - 5th Street, S.W., Calgary, Alberta, Canada, on August 21, 2018 at 1:45 p.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Originating Application for the Final Order accompanies this Circular. At the application, the Court will be requested to consider the fairness of the Arrangement. See "Procedure for the Arrangement to Become Effective — Court Approval".
Regulatory Approvals
The Arrangement Agreement provides that receipt of all required regulatory approvals, including the Competition Act Approval, are conditions precedent to the Arrangement becoming effective. See "Procedure for the Arrangement to Become Effective – Regulatory Approvals".
Stock Exchange Listings
Raging River is a reporting issuer or the equivalent under the securities laws of each of the provinces of Canada. The Raging River Shares are listed and posted for trading on the TSX under the symbol "RRX".
On June 15, 2018, the last trading day on which the Raging River Shares traded prior to announcement of the Arrangement, the closing price of the Raging River Shares on the TSX was $6.28. On July 11, 2018, the last trading day prior to the date of this Circular, the closing price of the Raging River Shares on the TSX was $6.03.
Baytex is a reporting issuer or the equivalent under the securities laws of each of the provinces of Canada and the Baytex Shares are registered pursuant to Section 12 of the U.S. Exchange Act. The Baytex Shares are listed and posted for trading on the TSX and NYSE under the symbol "BTE".
On June 15, 2018, the last trading day on which the Baytex Shares traded prior to announcement of the Arrangement, the closing prices of the Baytex Shares on the TSX and the NYSE were $5.10 and US$3.86, respectively. On July 11, 2018, the last trading day prior to the date of this Circular, the closing prices of the Baytex Shares on the TSX and the NYSE were $4.59 and US$3.46, respectively.
It is anticipated that the Raging River Shares will be delisted from the TSX following completion of the Arrangement. For information with respect to the trading history of the Raging River Shares and the Baytex Shares, see "Information Concerning Raging River Exploration Inc. – Market for Securities" and "Information Concerning Baytex Energy Corp. – Market for Securities", as applicable.

It is a condition to the completion of the Arrangement that the TSX shall have conditionally approved the issuance and the listing and posting of the Baytex Shares to be issued to Raging River Shareholders pursuant to the Arrangement (including without limitation, the Baytex Shares issuable on the exercise or vesting and settlement of the Raging River Options, Raging River Restricted Awards and the Raging River Performance Awards) and that the NYSE shall have approved the issuance of such Baytex Shares, subject to official notice of issuance, in each case subject only to customary conditions reasonably expected to be satisfied. The TSX has conditionally approved the listing of such Baytex Shares. In addition, application has been made to list the Baytex Shares to be issued to Raging River Shareholders pursuant to the Arrangement (including without limitation, the Baytex Shares issuable on the exercise or vesting and settlement of the Raging River Options, Raging River Restricted Awards and the Raging River Performance Awards) on the NYSE. Listing is subject to Baytex fulfilling all of the listing requirements of the TSX and NYSE, as applicable. See "Procedure for the Arrangement to Become Effective – Regulatory Approvals".
Timing
Subject to all conditions precedent to the Arrangement as set forth in the Arrangement Agreement being satisfied or waived by the appropriate Party and receipt of all required regulatory approvals, the Arrangement will become effective upon the filing with the Registrar of a copy of the Final Order and the Articles of Arrangement. If the Meetings are held and the Arrangement Resolution and the Issuance Resolution are approved at the applicable Meeting, Raging River will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained, in form and substance satisfactory to Raging River and Baytex, acting reasonably, and all other conditions specified in the Arrangement Agreement are satisfied or waived, Raging River and Baytex expect the Effective Date to occur on August 22, 2018. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed, however, for a number of reasons, including a delay in receiving required regulatory approvals or an objection before the Court in the hearing of the application for the Final Order. See "Procedure for the Arrangement to Become Effective – Timing".
Procedure for Exchange of Raging River Share Certificates
A copy of the Letter of Transmittal and Election Form is being provided to the Raging River Shareholders with this Circular. Raging River Shareholders who are eligible and who wish to receive Baytex Shares pursuant to the Arrangement on a tax-deferred basis should complete the accompanying Letter of Transmittal and Election Form and deliver it together with the share certificate(s) or DRS Advice representing its Raging River Shares, to the Depositary prior to 5:00 p.m. (Calgary time) on August 20, 2018 (unless such time is extended by agreement of Raging River and Baytex) in order to ensure that such Raging River Shareholder is considered an Electing Raging River Shareholder. Raging River Shareholders who: (i) fail to submit their duly executed and properly completed Letter of Transmittal and Election Form electing to be an Electing Raging River Shareholder prior to the Election Deadline; or (ii) are not eligible to elect to be an Electing Raging River Shareholder, will be considered to be Non-Electing Raging River Shareholders and will dispose of their Raging River Shares to Raging River Subco in exchange for Raging River Subco Notes, which Raging River Subco Notes will then be transferred to Baytex in exchange for Baytex Shares and as a result such Raging River Shareholder will generally realize a capital gain or capital loss on the disposition of their Raging River Shares pursuant to the Arrangement; provided that Non-Electing Raging River Shareholders that are Deferred Plans will dispose of their Raging River Shares directly to Baytex for Baytex Shares regardless of whether or not such Non-Electing Raging River Shareholder submits a Letter of Transmittal and Election Form.
Any Raging River Shareholder that is not: (a) a Person who holds a Raging River Share other than as capital property for purposes of the Tax Act, (b) a non-resident of Canada for purposes of the Tax Act unless any Raging River Shares are taxable Canadian property for purposes of the Tax Act for such non-resident Person, or (c) a Person exempt from Tax under Part I of the Tax Act other than a Deferred Plan, shall be eligible to be an Electing Raging River Shareholder. Raging River Shareholders who hold their Raging River Shares in a Deferred Plan will be deemed to be an Electing Raging River Shareholder regardless of whether such Raging River Shareholder submits a Letter of Transmittal and Election Form or not.
Generally, a Raging River Shareholder whose adjusted cost base of their Raging River Shares is greater than the fair market value of the Raging River Shares should not need to elect to be an Electing Raging River Shareholder since, absent such election, such Raging River Shareholder will realize a capital loss on the disposition of their Raging River Shares pursuant to the Arrangement.
Generally, a Raging River Shareholder whose adjusted cost base of their Raging River Shares is less than the fair market value of the Raging River Shares should consider electing to be an Electing Raging River Shareholder prior to the Election Deadline in order to receive the Baytex Shares pursuant to the Arrangement on a tax-deferred basis and, accordingly, not realize a capital gain on the disposition of their Raging River Shares pursuant to the Arrangement.
Raging River Shareholders should review the discussion under "Certain Canadian Federal Income Tax Considerations" and are urged to consult their Tax advisors regarding the Tax consequences of the Arrangement.
Securities Law Matters
Baytex Shares and in the case of Non-Electing Raging River Shareholders (excluding Non-Electing Raging River Shareholders that are Deferred Plans), Raging River Subco Notes, to be issued under the Arrangement to Raging River Shareholders will be issued in reliance on exemptions from prospectus requirements of Applicable Canadian Securities Laws. The Baytex Shares will generally be freely tradable (other than as a result of any control block restrictions which may arise by virtue of the ownership thereof) under Applicable Canadian Securities Laws. See "Procedure for the Arrangement to Become Effective – Securities Law Matters – Canada – General".
The Baytex Shares to be issued to Raging River Shareholders pursuant to the Arrangement will be, following completion of the Arrangement, freely tradable under the U.S. Securities Act, except by persons who will be "affiliates" of Baytex after the Effective Date or were affiliates of Baytex within 90 days before the Effective Date. Any resale of such Baytex Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. See "Procedure for the Arrangement to Become Effective – Securities Law Matters – United States".
Dissent Rights
Pursuant to the Interim Order, registered Raging River Shareholders have Dissent Rights with respect to the Arrangement which may be exercised by providing a written objection to the Arrangement Resolution to Raging River, c/o Burnet, Duckworth & Palmer LLP, Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1, Attention: Jeffrey Sharpe, by 5:00 p.m. (Calgary time) on August 17, 2018 or the second last Business Day immediately preceding the date of any adjournment or postponement of the Raging River Meeting.
In the event the Arrangement becomes effective, each Raging River Shareholder who properly exercises his, her or its Dissent Rights and becomes a Dissenting Shareholder will be entitled to be paid the fair value of the Raging River Shares in respect of which such holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order. A Raging River Shareholder who votes in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights. A Dissenting Shareholder may exercise Dissent Rights only with respect to all of the Raging River Shares held by such Dissenting Shareholder. See Appendices "C" and "H" of this Circular for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.
The statutory provisions covering the Dissent Rights are technical and complex. Failure to strictly comply with such requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any Dissent Rights. Beneficial Holders of Raging River Shares who wish to exercise Dissent Rights should be aware that only the registered holder is entitled to exercise Dissent Rights. Accordingly, a Beneficial Holder of Raging River Shares desiring to exercise Dissent Rights must make arrangements for such beneficially owned Raging River Shares to be registered in such holder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Raging River or, alternatively, make arrangements for the registered holder of such Raging River Shares to exercise Dissent Rights on such holder's behalf. Pursuant to Section 191 of the ABCA, a Raging River Shareholder is only entitled to exercise Dissent Rights with respect to all of the Raging River Shares held by such Dissenting Shareholder or on behalf of any one Beneficial Holder and registered in the name of the Dissenting Shareholder. See "Dissent Rights" and "Appendix "H" – Section 191 of the ABCA".

The Arrangement Agreement provides that, unless otherwise waived by both Baytex and Raging River, it is a condition to the completion of the Arrangement that Raging River Shareholders holding not more than 5% of the issued and outstanding Raging River Shares shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date. See "Dissent Rights".
Summary of Certain Canadian Federal Income Tax Considerations
This Circular contains a summary of the principal Canadian federal income Tax considerations applicable to Raging River Shareholders in respect of the steps comprising the Arrangement. See "Certain Canadian Federal Income Tax Considerations".
Raging River Shareholders should review the discussion under "Certain Canadian Federal Income Tax Considerations" and are urged to consult their Tax advisors regarding the Tax consequences of the Arrangement.
Other Tax Considerations
This Circular discusses certain Canadian federal income Tax considerations applicable to Raging River Shareholders. Tax consequences to Raging River Shareholders who are resident in jurisdictions other than Canada, including the United States, are not discussed. Such Raging River Shareholders should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Baytex Shares after the Arrangement. All Raging River Shareholders should consult their tax advisors regarding the provincial, state, local and territorial tax consequences of the Arrangement and of holding Baytex Shares.
Selected Unaudited Pro Forma Financial Information for the Combined Enterprise
The Circular contains certain unaudited pro forma financial information for the Combined Enterprise after giving effect to the Arrangement for the year ended December 31, 2017 and for the three months ended March 31, 2018, attached as Schedule "A" to Appendix "G" of this Circular. Reference should also be made to: (i) the Baytex Financial Statements; and (ii) the Raging River Financial Statements, each of which are incorporated by reference herein. See "Appendix "G" – Pro Forma Information Concerning the Combined Enterprise".
Risk Factors
Raging River Shareholders voting in favour of the Arrangement Resolution and Baytex Shareholders voting in favour of the Issuance Resolution will be choosing to approve the combination of the businesses of Raging River and Baytex and invest in the Combined Enterprise. The Arrangement and investment in the securities of Baytex following the Effective Date involves risks.
An investment in securities of Baytex following the Effective Date is subject to certain risks, which are generally associated with an investment in shares of an oil and natural gas exploration and production company. The following is a list of certain risk factors associated with the Arrangement and the investment in securities of Baytex which Raging River Shareholders and Baytex Shareholders should carefully consider before approving the Arrangement Resolution or the Issuance Resolution, respectively:

•	Baytex and Raging River may fail to realize the anticipated benefits of the Arrangement;

•
the conditions to completion of the Arrangement, including receiving all required third party approvals, Court approval, TSX and NYSE approval for the listing of the Baytex Shares issuable pursuant to the Arrangement and the regulatory approvals may not be satisfied or waived by the Outside Date which may result in the Arrangement not being completed;

•	the Arrangement Agreement could be terminated by either Party under certain circumstances;

•	while the Arrangement is pending, Baytex and Raging River are restricted from taking certain actions;

•
risks related to the integration of Raging River's and Baytex's existing business, including that Shareholders may be exposed to additional business risks not previously applicable to their respective investment;

•
the unaudited pro forma financial information of the Combined Enterprise is presented for illustrative purposes only and may not be an indication of the Combined Enterprise's financial condition or results of operations following the Arrangement;

•
credit ratings of Baytex may be downgraded or there may be adverse conditions in the credit markets, which may, among other things, impede Baytex's access to the debt markets or raise its borrowing rates; and

•	if a significant number of Raging River Shareholders exercise Dissent Rights, the Arrangement Agreement may be terminated or the Combined Enterprise's financial position may be adversely effected.
The risk factors listed above are an abbreviated list of risk factors summarized under "Risk Factors", the Baytex AIF, Baytex MD&A, Raging River AIF and Raging River MD&A, each of which are incorporated herein by reference. See "Appendix "G" – Pro Forma Information Concerning the Combined Enterprise". Shareholders should carefully consider all such risk factors.

THE ARRANGEMENT
Background to the Arrangement
Raging River
The terms of the Arrangement are the result of arm's length negotiations between Raging River and Baytex and their respective advisors. The following is a summary of the events leading up to the negotiation of the Arrangement Agreement and the key meetings, negotiations, discussions and actions between the Parties that preceded the execution and public announcement of the Arrangement Agreement.
Throughout Raging River's history, management and the Raging River Board have regularly and continuingly reviewed business opportunities and strategic alternatives available to Raging River that may enhance shareholder value. As part of this regular and continuing process, the Raging River Board frequently has had both management and outside financial advisors present to the Raging River Board to provide analyses on Raging River's business model relative to various strategic alternatives that may be available to Raging River. In addition, the Raging River Board has regularly received advice from its outside legal counsel on its fiduciary duties in considering strategic alternatives, including transactions that may involve a change of control.
In early 2018, the Raging River Board and management determined that, while Raging River had historically demonstrated operational success and growth in the Viking light oil fairway in southwestern Saskatchewan and southeastern Alberta and recently captured a significant prospective land base in the East Duvernay Shale oil play, it was becomingly increasingly challenging to maintain attractive growth in debt-adjusted production and cash flow per share given the maturation of the Viking play and early stage nature of the East Duvernay play. In addition, the Raging River Board determined that, given the decline in the trading price of the Raging River Shares, there may be interest from third parties in completing a strategic transaction that would benefit Raging River Shareholders. Although management and the Raging River Board appreciated the growth potential associated with Raging River's new assets in the East Duvernay Shale oil play, they also recognized the risks associated with Raging River's significant concentration of assets in the Viking light oil fairway and the early stage nature of the East Duvernay shale oil play. The Raging River Board and Raging River's management team developed a strategy to explore solutions to close this value gap and to mitigate the risks associated with its current business model. As a result, the Raging River Board asked both GMP FirstEnergy and National Bank to provide presentations at a Raging River Board meeting held on March 1, 2018 on a number of considerations relating to whether to commence a process to explore strategic alternatives.
Following the presentations of GMP FirstEnergy and National Bank, the Raging River Board approved commencing a process to evaluate a number of strategic alternatives that may be available to Raging River (the "Strategic Repositioning Process") and established the Special Committee of independent directors to facilitate and lead such process. In initiating the Strategic Repositioning Process, the Raging River Board, through the Special Committee, undertook to complete a comprehensive review to identify and consider a broad range of alternatives to enhance shareholder value, including, among others, a merger, corporate sale, corporate restructuring, the sale of select assets, the purchase of assets, or any combination of the potential alternatives. For a detailed description of the mandate of the Special Committee, see "Special Committee of Raging River – Mandate of the Special Committee" below.
Effective March 5, 2018, at the direction and approval of the Special Committee, GMP FirstEnergy was engaged as the financial advisor to Raging River and National Bank was engaged as the advisor to the Special Committee in connection with the Strategic Repositioning Process. Pursuant to the engagement letters with each of GMP FirstEnergy and National Bank, both of the Raging River Advisors reported to and took direction from the Special Committee.
To address its objectives and based on advice from GMP FirstEnergy and National Bank, Raging River's management and the Raging River Board determined that a broad public review of strategic alternatives would provide the best opportunity to maximize value for Raging River Shareholders. As a result, on March 5, 2018, Raging River announced in a press release the commencement of the Strategic Repositioning Process, establishment of the Special Committee and engagement of the Raging River Advisors.

Upon commencement of the Strategic Repositioning Process, Raging River and GMP FirstEnergy prepared and made a corporate data room available for review by interested parties upon execution of a confidentiality agreement. Through the Strategic Repositioning Process, GMP FirstEnergy approached approximately 260 third parties in Canada, the United States, Asia, Europe and other international jurisdictions, including both strategic counterparties and financial sponsors, to determine their interest in considering a wide variety of potential transactions with Raging River resulting in 15 parties entering into confidentiality agreements and reviewing confidential information relating to Raging River in the data room. Baytex entered into the Raging River Confidentiality Agreement on March 15, 2018 and commenced its diligence on Raging River, including on the operations and assets of Raging River. Technical presentations were also held by Raging River's management with certain third parties during April and May 2018, including with Baytex on April 18, 2018.
Raging River also entered into reciprocal confidentiality agreements with certain third parties to review confidential information relating to such parties to determine Raging River's interest in pursuing a transaction with such parties. Raging River entered into the Baytex Confidentiality Agreement on April 19, 2018 and commenced its diligence on Baytex, including on the operations and assets of Baytex.
Numerous meetings of the Special Committee were held during the period from March 2018 to June 2018, at which members were provided with updates from senior management of Raging River, including Messrs. Roszell and Beynon, and the Raging River Advisors concerning the Strategic Repositioning Process, discussions with third parties, and the status of operations. The remaining independent members of the Raging River Board were invited and attended many of the Special Committee meetings in order to keep apprised of the status of the Strategic Repositioning Process. At each Special Committee meeting, members of management, including Messrs. Roszell and Beynon, left for a portion of the meeting so that an in camera session of the independent directors could be held to allow the independent directors to deliberate on any matters in the absence of management.
On May 23, 2018, interested parties, including Baytex, submitted non-binding proposals for various alternative transactions between such parties and Raging River. On May 25, 2018, the Special Committee met with Raging River management, the Raging River Advisors and the remaining independent members of the Raging River Board to assess the merits and terms of such proposals, including the proposal from Baytex. Following an in camera session of the independent directors, the Special Committee directed management and GMP FirstEnergy to go back to the interested parties who had submitted proposals, including Baytex, to refine certain details of their proposals.
From May 25, 2018 through June 1, 2018 GMP FirstEnergy and management of Raging River continued to have discussions with the interested parties who had submitted proposals to refine the details with respect to such proposals.
At a meeting of the Special Committee held on June 1, 2018, the Raging River Advisors provided advice to the Special Committee and the Raging River Board regarding the financial terms of, and other considerations relating to, the various proposals received. In addition, the Raging River Advisors reviewed, among other things, (i) information concerning the business, operations, assets, financial condition, operating results and prospects of each of Raging River and the parties who had submitted proposals; (ii) historical information regarding the trading prices and volumes of the shares of the various parties; (iii) industry forecasts regarding the prices and price trends of oil, natural gas and natural gas liquids; (iv) current and prospective industry, economic and market conditions and trends affecting the various parties; (v) the expected benefits of the various proposals for Raging River and its stakeholders, including the Raging River Shareholders; (vi) the risks associated with the completion and non-completion of the various alternatives; and (vii) updates on other alternatives available to Raging River. In addition, Burnet, Duckworth & Palmer LLP, Raging River's legal counsel, provided advice to the Raging River Board and the Special Committee as to the fiduciary duties of the Raging River Board in the context of considering the various proposals.
In its deliberations on the proposals received at the June 1, 2018 meeting of the Special Committee, the Special Committee discussed the pros and cons of each of such proposals relative to continuing to pursue Raging River's current business plan. In particular, the Special Committee discussed and considered the risks associated with the Baytex proposal, including, among others, increased leverage, exposure to heavy oil differentials, reduced netbacks and the risks related to the non-operated nature of Baytex's United States assets; however, despite noting the risks, the Special Committee determined that pursuing the transaction with Baytex was in the best interests of Raging River due to the potential benefits of the transaction, including among others, the diversification of the asset base and the increase in free cash flow available to develop the East Duvernay Shale oil play assets, together with the fact that Raging River's management and directors would maintain a significant presence on both management of Baytex and the Baytex Board following the completion of the transaction. For additional benefits considered by the Special Committee and the Raging River Board see "Reasons for the Arrangement" and "Benefits of the Arrangement" below.
At the conclusion of the Special Committee meeting held on June 1, 2018, following an in camera session in the absence of management of Raging River, the Special Committee recommended that the Raging River Board authorize Messrs. Roszell and Beynon together with GMP FirstEnergy to negotiate and enter into a non-binding letter of intent with Baytex. At a Raging River Board meeting held immediately after the Special Committee meeting, the Raging River Board accepted the Special Committee's recommendation and authorized Messrs. Roszell and Beynon together with GMP FirstEnergy to negotiate and enter into a non-binding letter of intent with Baytex.
Following the meetings of the Special Committee and the Raging River Board held on June 1, 2018, Raging River and Baytex, together with their advisors, negotiated various terms of the Baytex proposal and on June 4, 2018, Raging River and Baytex entered into a non-binding letter of intent which proposed a business combination of Raging River and Baytex. The letter of intent was subject to numerous conditions, including confirmatory due diligence and the negotiation of a definitive agreement. The letter of intent provided for an exclusivity period until June 30, 2018.
Additional financial, technical and legal due diligence by each of Raging River and Baytex and their respective advisors was undertaken until June 15, 2018. Between June 4, 2018 and June 17, 2018, negotiations between the parties regarding the drafting and content of the proposed Original Arrangement Agreement, Plan of Arrangement and related documentation occurred. Throughout this period, members of management, the Raging River Advisors and Raging River's legal counsel regularly consulted the members of the Special Committee to keep them apprised of the status of the negotiations with Baytex and to get direction with respect to material matters being negotiated between the Parties. On June 12, 2018, a meeting of the Special Committee (with the other independent directors present) was held so that the Special Committee could give direction to management and GMP FirstEnergy on several matters that were being negotiated between the Parties including, among others, details relating to the treatment of employees and officers, details relating to treatment of the Raging River Incentives, certain matters relating to the transaction structure and the composition of management of Baytex and the Baytex Board following the completion of the transaction.
On June 16, 2018, the Special Committee met to consider the draft Original Arrangement Agreement and the terms of the proposed business combination of Raging River and Baytex which would be completed by Baytex acquiring all of the issued and outstanding Raging River Shares in exchange for Baytex Shares based on the Exchange Ratio. The Special Committee received reports of the results of the due diligence review conducted on Baytex by Raging River management and Raging River's financial and legal advisors. GMP FirstEnergy and National Bank provided an overview of the financial analyses prepared on Raging River, Baytex and the Combined Enterprise. In addition, each of GMP FirstEnergy and National Bank delivered the verbal Raging River Fairness Opinions that the consideration to be received by the Raging River Shareholders pursuant to the Arrangement is fair from a financial point of view. At this meeting, Burnet, Duckworth & Palmer LLP also provided advice as to the fiduciary duties of the Special Committee and the Raging River Board in the context of the proposed Original Arrangement Agreement and reviewed the terms of the proposed Original Arrangement Agreement, Plan of Arrangement, Raging River Support Agreements, Baytex Support Agreements and the Area of Exclusion Agreements. After duly considering the financial aspects of the Arrangement, the potential impact on Raging River, Raging River Shareholders and other stakeholders (including Raging River employees), legal and financial advice (including the verbal Raging River Fairness Opinions), the benefits and drawbacks of the Arrangement relative to other alternatives (including the status quo business plan) and other matters considered relevant, the Special Committee, following an in camera session in the absence of management, unanimously resolved to recommend approval of the Arrangement to the Raging River Board.
Following the conclusion of the Special Committee meeting, a meeting of the Raging River Board convened. Upon the recommendation of the Special Committee and after hearing the verbal Raging River Fairness Opinions and the other considerations relevant to the Special Committee's recommendation, the Raging River Board unanimously (i) determined that the Arrangement is in the best interests of Raging River and the Raging River Shareholders; (ii) determined the Arrangement is fair to the Raging River Shareholders, (iii) approved the Original Arrangement

Agreement and the transactions contemplated thereby; and (iv) recommended that Raging River Shareholders vote in favour of the Arrangement.
Following the meetings of the Special Committee and the Raging River Board, the Parties together with their advisors finalized the negotiation of the Original Arrangement Agreement and the Plan of Arrangement, and on June 17, 2018 the Original Arrangement Agreement, Raging River Support Agreements and Baytex Support Agreements were executed and delivered. Prior to the markets opening on Monday, June 18, 2018, a joint news release of Raging River and Baytex announcing the proposed Arrangement was disseminated.
On July 5, 2018, the Parties entered into the Arrangement Agreement to amend and restate the Original Arrangement Agreement to refine certain details of the Plan of Arrangement and make certain other amendments to reflect the changes to the Plan of Arrangement with an effective date of June 17, 2018.
On July 12, 2018, following receipt of the written Raging River Fairness Opinions, the Raging River Board approved the contents and mailing of this Circular to Raging River Shareholders, and ratified the recommendation to Raging River Shareholders with respect to the Arrangement. On July 12, 2018, the Court granted the Interim Order as attached as Appendix "C" to this Circular.
Baytex
Baytex's management and the Baytex Board meet regularly to review, among other things, Baytex's ongoing business objectives and strategic options to enhance shareholder value. In early 2018, in part due to improving market conditions in the oil and gas industry, Baytex began evaluating and reviewing the merits of capitalizing on potential strategic opportunities with the possibility of participating in one or more transactions aimed at reducing its leverage and increasing its size, financial flexibility, liquidity and growth platform.
In addition, as part of its corporate development activities, Baytex routinely screens other companies in the oil and gas sector to identify potential merger and acquisition opportunities. Baytex also routinely receives presentations from investment banks and other third parties on potential merger, acquisition and divestment opportunities. Through both of these channels, a combination with Raging River was identified as a possible transaction. When Raging River announced the Strategic Repositioning Process on March 5, 2018, management of Baytex decided to participate in the process.
On March 15, 2018, Baytex entered into the Raging River Confidentiality Agreement in order to gain access to confidential information about Raging River. In mid-March, Baytex began reviewing the confidential information made available by Raging River.
On March 20, 2018, representatives of Scotiabank met with management of Baytex to review the merits of a transaction with Raging River.
On April 18, 2018, representatives of Baytex attended a presentation by management of Raging River on the business, financial condition and prospects of Raging River. Following the presentation, senior officers of Baytex and Raging River engaged in preliminary discussions regarding the possible combination of the two companies. As a result of these discussions, Raging River requested access to confidential information about Baytex. On April 19, 2018, Raging River entered into the Baytex Confidentiality Agreement. After April 19, 2018, there were various discussions between management of Raging River and Baytex.
On April 26, 2018, Baytex contacted CIBC about acting as a financial advisor in connection with a potential transaction with Raging River.
In order to gain access to confidential information regarding Raging River's East Duvernay Shale oil play assets, Baytex entered into an area of exclusion agreement with Raging River on May 1, 2018.

On May 3, 2018, at a meeting of the Baytex Board, management of Baytex discussed various merger, acquisition and divestment opportunities with the Baytex Board, including the possibility of a transaction with Raging River. After due consideration of the opportunities presented, the Baytex Board authorized management to continue their evaluation of Raging River.

On May 9, 2018, representatives of Baytex and CIBC attended a technical presentation by management and staff of Raging River on its East Duvernay Shale oil play assets.

On May 11, 2018, Raging River and GMP FirstEnergy provided pertinent information for interested parties to submit proposals including a submission deadline of May 23, 2018.

In advance of the May 23, 2018 deadline date for proposal submissions, management of Baytex, with the support of CIBC, conducted an initial due diligence review in regards to a possible transaction with Raging River. As part of this initial due diligence review, over the course of several meetings and discussions, CIBC provided Baytex management with a detailed review of the strategic benefits and considerations for a transaction with Raging River, including an assessment of financial performance, asset quality and strategic fit. Following completion of the initial due diligence review, management of Baytex and CIBC drafted a non-binding letter of intent, which outlined the principal business terms under which Baytex was interested in proceeding with further due diligence, analysis and negotiations with respect to a possible transaction with Raging River.

Between the meeting of the Baytex Board on May 3, 2018 and May 23, 2018, management of Baytex was in frequent contact with the Chairman of the Baytex Board (who in turn was in frequent contact with the other members of the Baytex Board) regarding the status of the initial due diligence review, the strategic benefits and considerations for a transaction with Raging River and the principal business terms contained in the non-binding letter of intent.

On May 23, 2018, Baytex submitted the non-binding letter of intent to Raging River.

Between May 25 and June 3, 2018, representatives of Baytex and Raging River discussed the terms of the non-binding letter of intent submitted by Baytex on May 23, 2018 and possible revisions thereto. During this period, management of Baytex was in frequent contact with the Chairman of the Baytex Board (who in turn was in frequent contact with the other members of the Baytex Board) regarding possible revisions to the non-binding letter of intent. On June 1, 2018, the Chairman of the Baytex Board met with Mr. Roszell to discuss the possible combination of the two companies.

On June 3, 2018, the Parties reached agreement on the terms of a revised non-binding letter of intent, which provided for a period of exclusive negotiations between the Parties in respect of a possible business combination and, during which period, each would conduct more detailed due diligence in respect of one another and negotiations would continue between the Parties in respect of the definitive terms upon which a business combination agreement could be entered into.

On June 4, 2018, the Baytex Board met to consider the terms of the revised non-binding letter of intent, the formal engagement of CIBC and Scotiabank as co-financial advisors and other related matters. At that meeting, both management and CIBC provided the Baytex Board with detailed financial analysis and advice in respect of the terms of the proposed transaction. Members of management, including Mr. LaFehr, left for a portion of the meeting so that an in camera session of the independent directors could be held to allow the independent directors to deliberate on any matters in the absence of management. After due consideration of a number of strategic, financial, operational and other factors, the Baytex Board authorized management to enter into the revised non-binding letter of intent with Raging River. Following that meeting, Baytex and Raging River entered into the revised non-binding letter of intent.

During the next two weeks, Raging River and Baytex completed their due diligence on one another and, with the assistance of their respective financial and legal advisors, negotiated the terms of the Original Arrangement Agreement and related documentation. During this process, management of Baytex was in frequent contact with the Chairman of the Baytex Board (who in turn was in frequent contact with the other members of the Baytex Board) regarding the status of the due diligence and negotiations. This process continued until mid-June 2018, at which time the Parties were in a position to proceed with final recommendations and approvals.

On June 15, 2018, the Baytex Board met with its legal and financial advisors to review the terms of the proposed Arrangement Agreement and related matters. At this meeting, Stikeman Elliott LLP, counsel to Baytex, reviewed in detail the terms and conditions of the definitive transaction documents including, without limitation, the Original Arrangement Agreement. CIBC provided the Baytex Board with its detailed financial analysis and advice in respect of the proposed Arrangement. CIBC also provided the Baytex Board with its verbal opinion that, as of the date thereof and based upon and subject to various assumptions, qualifications and limitations, the Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to Baytex. Following its discussions and the advice and analysis provided by its legal and financial advisors and after hearing the verbal fairness opinion of CIBC, the Baytex Board unanimously: (i) determined that the Arrangement is in the best interests of Baytex; (ii) determined that the Exchange Ratio pursuant to the Arrangement is fair to Baytex; (iii) approved the Original Arrangement Agreement and the transactions contemplated thereby; and (iv) recommended that Baytex Shareholders vote in favour of the Issuance Resolution. At this meeting, members of management, including Mr. LaFehr, left for a portion of the meeting so that an in camera session of the independent directors could be held to allow the independent directors to deliberate on any matters in the absence of management.
The Original Arrangement Agreement and the Plan of Arrangement were finalized and executed on June 17, 2018. A joint news release of Baytex and Raging River announcing the Arrangement was issued prior to the open of markets on June 18, 2018.
On July 5, 2018, the Parties entered into the Arrangement Agreement to amend and restate the Original Arrangement Agreement to refine certain details of the Plan of Arrangement and make certain other amendments to reflect the changes to the Plan of Arrangement with an effective date of June 17, 2018.
On July 10, 2018, the Baytex Board approved this Circular and the mailing thereof to the Baytex Shareholders and confirmed its determinations and recommendations as made at the June 15, 2018 meeting of the Baytex Board.

Reasons for the Arrangement
Raging River
The Raging River Board has, after considering the Raging River Fairness Opinions, receiving the advice of the Raging River Advisors and legal counsel, and upon recommendation of the Special Committee, carefully evaluated the terms of the proposed Arrangement and, at a meeting of the Raging River Board held on June 16, 2018, the Raging River Board unanimously: (i) determined that the Arrangement is in the best interests of Raging River and the Raging River Shareholders; (ii) determined that the Arrangement is fair to the Raging River Shareholders, (iii) approved the Arrangement Agreement and the transactions contemplated thereby; and (iv) recommends that Raging River Shareholders vote in favour of the Arrangement. In reaching these determinations and making these approvals, the Raging River Board considered a number of strategic, financial, operational and other factors, including, among others, the following:

•
the opportunities and risks associated with Raging River continuing as a stand-alone entity in order to create value for the Raging River Shareholders relative to the opportunities and risks associated with combining the businesses of Raging River and Baytex;

•	other proposals received from, and prior discussions with, third parties with respect to various potential business transactions involving Raging River;

•
that the Arrangement was the preferred strategic alternative available to Raging River and the Raging River Shareholders following a thorough review of alternative strategic courses of action conducted by Raging River, which included advice from the Raging River Advisors;

•
that Raging River Shareholders will continue to participate in the growth opportunities associated with Raging River's historic business and Baytex's business, as the Combined Enterprise is anticipated to be a larger and more diversified company;

•	the maturation of the Viking play resulting in the play not being suitable for standalone entity due to limited organic growth and few acquisition opportunities;

•	the desire to reduce technical and commercial risk associated with the development of early stage East Duvernay Shale oil play assets;

•
potential financing risk, including higher debt levels and/or equity dilution associated with the capital expenditures required for exploration, appraisal and development of the East Duvernay Shale oil play assets;

•	the expectation that the Combined Enterprise will have greater exposure to Canadian and foreign institutional investors, thereby improving Raging River's cost of capital;

•	that the Raging River Shareholders would continue to have significant representation of Raging River management and the Raging River Board on management and the Baytex Board;

•
the opinion of GMP FirstEnergy, the full text of which can be found at Appendix "D" to this Circular, that, as of June 16, 2018, subject to the scope of review, assumptions and limitations set forth therein, the consideration to be received by the Raging River Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Raging River Shareholders. See "Raging River Advisors and Fairness Opinions;

•
the opinion of National Bank, the full text of which can be found at Appendix "E" to this Circular, that, as of June 16, 2018, subject to the scope of review, assumptions and limitations set forth therein, the consideration to be received by the Raging River Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Raging River Shareholders. See "Raging River Advisors and Fairness Opinions";

•	the likelihood that the Arrangement would receive all required approvals under Applicable Laws on terms and conditions satisfactory to Raging River and Baytex;

•
the Raging River Board's belief that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time, with the Effective Date currently expected to be August 22, 2018;

•
that under the Arrangement Agreement, until the time that the Arrangement Resolution is approved, the Raging River Board retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement;

•
the appropriateness of the Baytex Termination Fee and right to match as an inducement to Baytex to enter into the Arrangement Agreement and the likely impact of such fee and terms upon any potential subsequent Superior Proposal in respect of Raging River;

•
the ability of Raging River to terminate the Arrangement Agreement and receive the Raging River Termination Fee payable to Raging River from Baytex in certain circumstances, including in the event that the Baytex Board fails to recommend that Baytex Shareholders vote in favour of the Issuance Resolution;

•
that the Arrangement Resolution must be approved by: (i) not less than 66⅔% of the votes cast by Raging River Shareholders present in person or represented by proxy; and (ii) a simple majority of the votes cast by Raging River Shareholders, present in person or represented by proxy, after excluding the votes cast by persons whose votes may not be included in determining minority approval of a "business combination" pursuant to MI 61-101;

•
the Arrangement will only become effective if, after hearing from all interested persons who choose to appear before it, the Court determines that the Arrangement is fair to the Raging River Shareholders; and

•
the Raging River Shareholders will be granted Dissent Rights with respect to the Arrangement and receive the fair value of their Raging River Shares through a court proceeding in which a court could determine that the fair value is more than, equal to, or less than the consideration under the Arrangement.

Both the Special Committee and the Raging River Board realize that there are risks associated with the Arrangement, including that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits; however, both the Special Committee and the Raging River Board believe that the factors in favour of the Arrangement outweigh the risks and potential disadvantages, although there can be no assurance in that regard.
The information and factors described above and considered by the Raging River Board in reaching its determinations and making its approvals are not intended to be exhaustive but include material factors considered by the Raging River Board. In view of the wide variety of factors considered in connection with its evaluation of the Arrangement and the complexity of these matters, the Raging River Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Raging River Board may have given different weight to different factors.
Baytex
The Baytex Board, in arriving at its conclusion to unanimously recommend that Baytex Shareholders approve the Issuance Resolution, considered a number of strategic, financial, operational and other factors, including the financial metrics of the Arrangement and the long-term prospects for growth of Baytex on a stand-alone basis and the prospects for the combined operations of Baytex and Raging River, as well as the following:

•
the opportunities and risks associated with Baytex continuing as a stand-alone entity in order to create value for the Baytex Shareholders relative to the opportunities and risks associated with combining the businesses of Baytex and Raging River;

•	other various potential transactions involving Baytex;

•	the Arrangement is expected to create a top-tier North American oil producer with world class assets and a considerable capital markets presence;

•
Baytex Shareholders will benefit from the growth opportunities associated with the Combined Enterprise, which is anticipated to be a larger, stronger and more diverse company than Baytex on a stand-alone basis;

•	the combination with Raging River significantly enhances Baytex's operating netbacks and increases its percentage of operated production;

•	the combination with Raging River materially improves the balance sheet of Baytex while providing better access to capital;

•	the integration of the board of directors, management and employees of Baytex and Raging River will create a highly-aligned organization focused on operational excellence;

•
that under the Arrangement Agreement, until the time that the Issuance Resolution is approved, the Baytex Board retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement;

•
the appropriateness of the Raging River Termination Fee and right to match as an inducement to Raging River to enter into the Arrangement Agreement and the likely impact of such fee and terms upon any potential subsequent Superior Proposal in respect of Baytex;

•
the ability of Baytex to terminate the Arrangement Agreement and receive the Baytex Termination Fee payable to Baytex from Raging River in certain circumstances, including in the event that the Raging River Board fails to recommend that Raging River Shareholders vote in favour of the Arrangement Resolution;

•	the opinion of CIBC, the full text of which can be found at Appendix "F" to this Circular. See "Baytex Financial Advisors and Fairness Opinion";

•	the risks associated with the Arrangement; and

•
a simple majority of the votes cast by Baytex Shareholders at the Baytex Meeting are required to approve the Issuance Resolution. It is a condition to the completion of the Arrangement that the Issuance Resolution be approved at the Baytex Meeting.

The Baytex Board realizes that there are risks associated with the Arrangement, including that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The Baytex Board believes that the factors in favour of the Arrangement outweigh the risks and potential disadvantages, although there can be no assurance in that regard.
The foregoing summary of considerations by the Baytex Board is not intended to be exhaustive of all the factors that were considered in arriving at a conclusion and making the recommendations described herein. The Baytex Board used their own knowledge of the business, financial condition and prospects of Baytex along with the assistance of Baytex's management and Baytex's financial and legal advisors in their evaluation of Raging River and the terms of the Arrangement. Given the numerous factors that were considered in connection with evaluating the Arrangement, it is not practical to quantify or assign relative weight to specific facts relied upon by the Baytex Board in reaching its conclusions and recommendations. In addition, individual members of the Baytex Board may have given different weight to different factors. The conclusions and recommendations of the Baytex Board were arrived at after giving consideration to the totality of the information and factors involved.
Benefits of the Arrangement
Both Raging River and Baytex expect the Arrangement to offer a number of long-term strategic, financial and operational benefits and advantages for Shareholders, including the following:

•
A World Class Asset Base. The Combined Enterprise is expected to have production of approximately 94,000 boe/d from a diverse portfolio of high quality oil assets that includes the Viking, Peace River, Lloydminster and East Duvernay Shale oil play in Canada and the Eagle Ford in Texas.

o
Production will be comprised of approximately 83% liquids (45% light oil and condensate, 28% heavy oil and 10% NGLs) and 17% natural gas. By geography, production will be weighted approximately 62% from Canada and 38% from the United States.

o
Proved and proved plus probable reserves total 338 mmboe and 539 mmboe, respectively (as at December 31, 2017). The reserves life index is approximately 10 years on a proved basis and 16 years on a proved plus probable basis.

•
Attractive Growth and Free Cash Flow. The asset base of the Combined Enterprise has the potential to deliver annual production growth. It is expected that if commodity prices remain steady or increase further, the Combined Enterprise will be able to generate significant free cash flow and as a result, it is expected that the Combined Enterprise will be well-positioned to pursue organic growth (including the acceleration of the East Duvernay Shale oil play), reduce debt, pursue strategic acquisitions in core areas, and/or reinstate a dividend.

•
Strong Balance Sheet. The Combined Enterprise is expected to have strong financial liquidity and its first long-term note maturity is not until 2021. As a result, the Combined Enterprise is expected to have the ability to internally fund the growth of its projects.

•
High Return Oil-Weighted Assets. The assets of the Combined Enterprise are characterized by high margins and strong capital efficiencies, resulting in industry-leading returns. The Combined Enterprise will have a well-defined, low-risk drilling inventory that is expected to represent over 10 years of development opportunities in each of the Eagle Ford, Viking, Peace River and Lloydminster core plays with significant potential growth opportunities in the East Duvernay Shale oil play.

•
Superior Capability to Optimize Capital Allocation. The Combined Enterprise will have four core high quality assets with exposure to Canadian light oil, Canadian heavy oil and U.S. light oil, and will manage the combined portfolio to choose the best projects and optimize capital allocation. The diverse oil-weighted asset portfolio and associated capital allocation optimization is expected to provide more profitable growth than either Raging River or Baytex could achieve on a stand-alone basis.

•
Strong Oil Price Diversification. The Combined Enterprise will have a diversified marketing portfolio, with 30% of liquids production commanding WTI-based pricing and 26% of liquids production (light oil and condensate in the Eagle Ford) commanding premium Louisiana Light Sweet-based pricing. Approximately 34% of total liquids production will be based on the Western Canadian Select heavy oil benchmark with the balance being NGLs that are priced relative to WTI.

•
Enhanced Platform for Developing Emerging Plays. The larger cash flow base from the combined portfolio of assets and combined technical team with best-in-class core competencies positions the Combined Enterprise to unlock the potential within the emerging East Duvernay Shale oil play.

•
Top Tier Team with a Focus on Operational Excellence. The Baytex Board and management of the Combined Enterprise will be comprised of members from both Baytex and Raging River. The management, technical and operational teams of the Combined Enterprise are expected to be ideally positioned to continue to build on the strong operational momentum and new play development with its highly aligned strategy and culture of operational excellence and innovation.

•
Increased Scale and Trading Liquidity. The Combined Enterprise, with a total enterprise value of approximately $4.5 billion, is anticipated to be a leading oil-weighted producer with a high quality asset base and unique portfolio of future catalysts. Shareholders are expected to benefit from improved liquidity and greater institutional investor interest as a result of Baytex's listings on both the TSX and NYSE.

Special Committee of Raging River
Membership

The Special Committee is comprised of three (3) independent (within the meaning in Applicable Canadian Securities Laws) and experienced directors who facilitated, oversaw and led the Strategic Review Process, being Kevin Olson, Gary Bugeaud and Dave Pearce. The members of the Special Committee have a significant amount of professional, business and transactional experience in their professional careers and as members of the boards of directors of other entities. The Special Committee oversaw and directed management and the Raging River Advisors in negotiating the terms of the Arrangement Agreement.
Mandate of the Special Committee
The Raging River Board established the Special Committee to facilitate, oversee and lead the Strategic Repositioning Process. Upon establishment of the Special Committee, the Raging River Board gave the Special Committee the following mandate and powers:

1.
to review and consider Raging River's business plan and consider the strategic alternatives of Raging River that are in the best interests of Raging River, including those which enhance and maximize shareholder value;

2.
to consider such further and other matters as in its judgment are relevant to the discharge of its responsibilities, to make such inquiries and take such actions as it may in its discretion consider necessary or advisable for the proper discharge thereof and to determine in its sole discretion whether and when its responsibilities hereunder have been performed and are at an end;

3.
to report to the Raging River Board as to whether the Special Committee recommends that the Raging River Board approve any particular course of action within the purview of the Special Committee's mandate, provided that any final determination to proceed with any such course of action shall be subject to approval by the Raging River Board;

4.
in carrying out its responsibilities, to consult, and enlist the assistance of, both directly and through its professional advisors, the management and professional advisors of and to Raging River. The Special Committee shall have control of the timing and manner of such consultation and of its own processes and procedures respecting holding of its meetings, the timing and place thereof, the persons present at such meeting other than members of the Special Committee and such other matters as it considers necessary or advisable to the discharge of its responsibilities; and

5.	in carrying out its responsibilities under its mandate, the Special Committee shall have authority to:

(a)	engage, at the expense of Raging River, such professional advisors as the Special Committee considers appropriate, including legal and financial advisors and professional valuators; and

(b)
keep confidential its proceedings from other members of the Raging River Board and management of Raging River to the extent that the Special Committee considers confidentiality to be necessary or desirable in the interests of Raging River.

Raging River Advisors and Fairness Opinions
In deciding to make its recommendation to the Raging River Board that it approve the Arrangement Agreement, the Special Committee considered, among other things, the verbal opinion from each of GMP FirstEnergy and National Bank that, as of June 16, 2018, subject to the assumptions, qualifications and limitations contained in each of the Raging River Fairness Opinions and its review of the final form of the documents affecting the Arrangement, the consideration to be received by Raging River Shareholders pursuant to the terms of the Arrangement is fair, from a financial point of view, to the Raging River Shareholders.
The full texts of the Raging River Fairness Opinions which set forth, among other things, the respective assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken in rendering the Raging River GMP Fairness Opinion and the Raging River NBF Fairness Opinion, as applicable, are attached as Appendices "D" and "E", respectively. The Raging River Fairness Opinions address the fairness, from a financial point of view, of the consideration to be received by the Raging River Shareholders pursuant to the Arrangement and do not address any other aspect of the Arrangement or any related transaction, including any legal, Tax or regulatory aspects of the Arrangement to Raging River or the Raging River Shareholders. The Raging River Advisors provided the Raging River Fairness Opinions to the Special Committee and the Raging River Board for their exclusive use only in considering the Arrangement. The Raging River Fairness Opinions may not be relied upon by any other Person. The Raging River Fairness Opinions do not address the relative merits of the Arrangement as compared to any other strategic alternatives that may be available to Raging River. The Raging River Fairness Opinions do not constitute a recommendation to any Raging River Shareholder as to how such Raging River Shareholder should act or vote on any matters relating to the Arrangement.
Engagement of GMP FirstEnergy
GMP FirstEnergy was formally engaged by Raging River pursuant to an engagement agreement dated March 2, 2018 (the "GMP Engagement Agreement") to act as exclusive financial advisor to Raging River in connection with the Strategic Repositioning Process and to provide, if requested by the Special Committee, a fairness opinion in respect of any transaction resulting from the Strategic Repositioning Process.
The terms of the GMP Engagement Agreement provide that GMP FirstEnergy is to be paid fees for its services as financial advisor, including: (i) a fixed fee that is payable for a fairness opinion in respect of any transaction resulting from the Strategic Repositioning Process; and (ii) a fee that is payable upon the successful completion of any transaction resulting from the Strategic Repositioning Process. Raging River has also agreed to reimburse GMP FirstEnergy for certain out-of-pocket expenses and to indemnify GMP FirstEnergy in respect of certain liabilities which may be incurred by it in connection with the use by Raging River and the Raging River Board of the Raging River GMP Fairness Opinion.
Relationship of GMP FirstEnergy and Raging River
Neither GMP FirstEnergy nor any of its associates or affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act) of the Interested Parties. Neither GMP FirstEnergy nor any of its affiliates is an advisor to any of the Interested Parties with respect to the Arrangement other than to Raging River pursuant to the Engagement Agreement.
Within the last 24 months, GMP FirstEnergy has not been engaged to act as a lead or syndicate member on any offering of securities of Raging River. GMP FirstEnergy acted as a syndicate member in connection with a $115 million offering of Baytex Shares which closed in December 2016.
GMP FirstEnergy may in the future, in the ordinary course of business, perform financial advisory or investment banking related services for the Interested Parties or their successors. GMP FirstEnergy does not believe that any of these relationships affect GMP FirstEnergy's independence with respect to the Raging River GMP Fairness Opinion. GMP FirstEnergy acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of Raging River and Baytex, and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which GMP FirstEnergy may have received or may receive compensation. As an investment dealer, GMP FirstEnergy conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement Agreement, Raging River or Baytex.
Raging River Shareholders are urged to read the Raging River GMP Fairness Opinion in its entirety. This summary of the Raging River GMP Fairness Opinion is qualified in its entirety by the full text of such opinion.
Engagement of National Bank

National Bank was formally engaged by Raging River pursuant to an engagement agreement dated March 5, 2018 (the "NBF Engagement Agreement") to act as advisor to the Special Committee in connection with the Strategic Repositioning Process and to provide, if requested by the Special Committee, a fairness opinion in respect of any transaction resulting from the Strategic Repositioning Process.
The terms of the NBF Engagement Agreement provide that National Bank is to be paid fees for its services as advisor, including: (i) a fixed fee that is payable for its services as advisor to the Special Committee in respect of a Strategic Repositioning Process; and (ii) a flat fee that is payable upon the delivery of a fairness opinion in respect of any transaction resulting from the Strategic Repositioning Process. Raging River has also agreed to reimburse National Bank for certain out-of-pocket expenses and to indemnify National Bank in respect of certain liabilities which may be incurred by it in connection with the use by Raging River and the Raging River Board of the Raging River NBF Fairness Opinion.
Relationship of National Bank and Raging River
None of National Bank, its affiliates or associates is an insider, associate or affiliate of the Interested Parties or a related party of the Interested Parties. National Bank acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, National Bank conducts research on securities and has, in the past, in the ordinary course of its business, provided research reports and investment advice to its clients on investment matters, the Interested Parties and may, in the ordinary course of business provide research reports and investment advice to its clients on the Arrangement.
Other than as set forth below, there are no understandings, agreements or commitments between National Bank and any Interested Party with respect to any future business dealings. National Bank may, in the future, as it has in the past, in the ordinary course of its business, provide financial advisory, credit or investment banking services to any of the Interested Parties.
Since 2012, National Bank has participated in all five (5) Raging River equity financings acting as co-manager. National Bank had also acted as Wild Stream Exploration Inc.'s (Raging River's predecessor) financial advisor on its sale to Crescent Point Energy Corp. and subsequent spin-out in March 2012.
National Bank's controlling shareholder, National Bank of Canada (the "Bank"), a Canadian chartered bank, is a lender to both Raging River and Baytex and the Bank is expected to be a lender to Baytex following the completion of the Arrangement. To the extent that the Bank is required to consent to the Arrangement or approve the continuation of credit to Baytex following the completion of the Arrangement, National Bank has no role in the Bank’s determination.
Raging River Shareholders are urged to read the Raging River NBF Fairness Opinion in its entirety. This summary of the Raging River NBF Fairness Opinion is qualified in its entirety by the full text of such opinion.
Baytex Financial Advisors and Fairness Opinion
Engagement of CIBC
The Baytex Board retained CIBC to provide, among other things, financial advisory services in connection with a potential transaction involving Raging River. In addition, CIBC was also engaged to provide a fairness opinion addressed to the Baytex Board concerning the possible transaction between Baytex and Raging River. CIBC has provided the Baytex Board with the CIBC Fairness Opinion to the effect that, as of June 15, 2018, based upon and subject to the various assumptions, qualifications and limitations set forth therein, the Exchange Ratio is fair, from a financial point of view, to Baytex.
The CIBC Fairness Opinion is not a recommendation as to whether or not Baytex Shareholders should vote in favour of the Issuance Resolution. The CIBC Fairness Opinion was one of a number of factors taken into consideration by the

Baytex Board in making its unanimous determinations that the Arrangement is in the best interests of Baytex and to recommend that Baytex Shareholders vote in favour of the Issuance Resolution.
Pursuant to the terms of its engagement letter with Baytex, CIBC is to be paid a fee for its services as financial advisor, including a fee for the CIBC Fairness Opinion and a fee that is contingent on the completion of the Arrangement. Baytex has also agreed to reimburse CIBC for certain out-of-pocket expenses and to indemnify CIBC against certain liabilities.
Canadian Imperial Bank of Commerce, an affiliate of CIBC, is currently a member of the lending syndicate providing credit facilities to each of Baytex and Raging River (in the ordinary course of its business and unrelated to the Arrangement).
The full text of the CIBC Fairness Opinion is attached as Appendix "F" to this Circular. Baytex Shareholders are urged to read the CIBC Fairness Opinion in its entirety. The above summary of the CIBC Fairness Opinion is qualified in its entirety by reference to the full text of the CIBC Fairness Opinion as set out in Appendix "F".
Engagement of Scotiabank
The Baytex Board retained Scotiabank to provide financial advisory services in connection with the transaction involving Baytex and Raging River. The terms of the Scotiabank engagement provide that Scotiabank is to be paid fees for its services as a financial advisor which are payable upon the successful completion of the Arrangement. Baytex has also agreed to reimburse Scotiabank for certain out-of-pocket expenses and to indemnify Scotiabank in respect of certain liabilities which may be incurred by it in connection with its engagement.
Recommendation of the Raging River Board
At a meeting of the Raging River Board held on June 16, 2018, prior to entering into the Arrangement Agreement, the Raging River Board considered the business combination with Baytex on the terms and conditions provided in the Arrangement Agreement, the verbal Raging River Fairness Opinions and the recommendation of the Special Committee. The Raging River Board, after considering the Raging River Fairness Opinions, receiving advice from the Raging River Advisors and legal counsel and upon the recommendation of the Special Committee, unanimously: (i) determined that the Arrangement is in the best interests of Raging River and the Raging River Shareholders; (ii) determined that the Arrangement is fair to the Raging River Shareholders, (iii) approved the Arrangement Agreement and the transactions contemplated thereby; and (iv) recommends that Raging River Shareholders vote in favour of the Arrangement.
Notwithstanding the recommendation of the Raging River Board that Raging River Shareholders vote in favour of the Arrangement Resolution, Raging River Shareholders should make their own decision whether to vote their Raging River Shares in favour of the Arrangement Resolution and, if appropriate, should consult their own legal, Tax, financial or other professional advisors in making that decision.
Recommendation of the Baytex Board
At a meeting of the Baytex Board held on June 15, 2018, prior to entering into the Arrangement Agreement, the Baytex Board considered the business combination with Raging River on the terms and conditions as provided in the Arrangement Agreement as well as the CIBC Fairness Opinion stating that the Exchange Ratio is fair, from a financial point of view, to Baytex. The Baytex Board, after receiving advice from its legal and financial advisors and hearing the verbal CIBC Fairness Opinion, unanimously: (i) determined that the Arrangement is in the best interests of Baytex; (ii) determined that the Exchange Ratio provided for in the Arrangement is fair to Baytex; (iii) approved the Arrangement Agreement and the transactions contemplated thereby; and (iv) recommends that Baytex Shareholders vote in favour of the Issuance Resolution.
Notwithstanding the recommendation of the Baytex Board that Baytex Shareholders vote in favour of the Issuance Resolution, Baytex Shareholders should make their own decision whether to vote their Baytex Shares in favour of the Issuance Resolution and, if appropriate, should consult their own legal, Tax, financial or other professional advisors in making that decision.
EFFECT OF THE ARRANGEMENT
General
The Arrangement will result in the issuance of 1.36 Baytex Shares, directly or indirectly, in exchange for each Raging River Share, to the Raging River Shareholders (other than Dissenting Shareholders). The Arrangement Agreement provides that, among other things: (i) each Non-Electing Raging River Shareholder (other than Dissenting Shareholders and Raging River Shareholders that are Deferred Plans) will exchange each Raging River Share held by a Non-Electing Raging River Shareholder for a Raging River Subco Note, which Raging River Subco Note will then be transferred to Baytex for 1.36 Baytex Shares; and (ii) each Electing Raging River Shareholder (other than Dissenting Shareholders) and each Raging River Shareholder that is a Deferred Plan, will exchange each Raging River Share for 1.36 Baytex Shares.
As at July 9, 2018, there are 238,288,378 Baytex Shares and 231,426,212 Raging River Shares outstanding (in each case, on a non-diluted basis). Assuming that there are no Dissenting Shareholders and that there are no Terminated Employees, there will be, immediately following the completion of the Arrangement, approximately 553,028,026 Baytex Shares issued and outstanding (assuming no Baytex Shares or Raging River Shares are issued pursuant to any outstanding entitlements or rights to acquire Baytex Shares or Raging River Shares, respectively, between the Agreement Date and the Effective Time). In such circumstances: (i) former Raging River Shareholders will hold approximately 314,739,648 Baytex Shares, representing approximately 57% of the issued and outstanding Baytex Shares following the completion of the Arrangement; and (ii) holders of Baytex Shares immediately prior to the completion of the Arrangement will hold approximately 238,288,378 Baytex Shares, representing approximately 43% of the then issued and outstanding Baytex Shares following the completion of the Arrangement. There will be no impact on the "control" (as defined in the Securities Act) of Baytex as a result of the Arrangement.
Notwithstanding the foregoing, the Parties have agreed pursuant to the Arrangement Agreement that: (i) as soon as reasonably practicable but in any event no later than ten (10) Business Days prior to the Effective Date, Raging River and Baytex shall identify the Terminated Employees; and (ii) such Terminated Employees may be granted up to 97,503 Raging River Performance Awards and 50,342 Raging River Restricted Awards prior to the Effective Date and immediately prior to the Effective Time such Terminated Employees will receive Raging River Shares (and subsequently Baytex Shares pursuant to the Arrangement) on the vesting or settlement of such Raging River Performance Awards and Raging River Restricted Awards. The proposed grants of Raging River Awards represent a portion of each Terminated Employee's entitlement to their 2018 annual grant which otherwise would have been granted but for Raging River being in a trading blackout during the Strategic Repositioning Process.
Raging River Incentives
Raging River Options
Pursuant to the Plan of Arrangement, Baytex will be the successor to Raging River under the Raging River New Option Plan and the Raging River Old Option Plan and as such Baytex will assume the obligations under the Raging River Option Plans and the option agreements granting the Raging River Options and following the Effective Date, holders of Raging River Options will be entitled to receive Baytex Shares on the exercise of such Raging River Options in such number and such exercise prices as to reflect the Exchange Ratio. The vesting of all unvested Raging River Options held by Terminated Employees and directors of Raging River who will not become directors of the Baytex Board upon completion of the Arrangement will be accelerated to provide that all such Raging River Options shall vest immediately prior to the Effective Time and such Terminated Employees and directors of Raging River who will not become directors of the Baytex Board upon completion of the Arrangement will be entitled to exercise such Raging River Options for a period ending on the earlier of: (i) 90 days following the Effective Date; and (ii) the expiry date of the applicable Raging River Option. The Raging River Options held by Continuing Employees and directors of Raging River who will become directors of the Baytex Board upon completion of the Arrangement will continue to be governed by the terms of the applicable Raging River Option Plan and existing option agreements following the Effective Date.
Raging River Awards
The completion of the Arrangement will result in a "change of control" under the Raging River Award Plan and as a result: (i) all unvested Raging River Restricted Awards and Raging River Performance Awards issued under the Raging River Award Plan held by Terminated Employees will conditionally vest immediately prior to the Effective Time and Raging River shall issue Raging River Shares immediately prior to the Effective Time as settlement of the Raging River Awards, with the Raging River Payout Multiplier (as defined in the Raging River Award Plan) applicable to the Raging River Performance Awards fixed at 1.0; and (ii) all unvested Raging River Restricted Awards and Raging River Performance Awards held by Continuing Employees will continue on the same terms and conditions and the Raging River Awards will entitle holders to receive Baytex Shares following the Effective Time in lieu of Raging River Shares with such number of Baytex Shares based on the Exchange Ratio, and the Raging River Payout Multiplier applicable to Raging River Performance Awards will be fixed at 1.0.
Raging River DSUs
Pursuant to the Arrangement, all directors of Raging River will cease to be members of the Raging River Board as at the Effective Time and, as a result, each director who holds Raging River DSUs (having agreed to accelerate the maturity date thereof to the Effective Date) will be entitled to a cash payment equal to the number of Raging River DSUs held by such director at the Effective Time multiplied by the closing price of the Raging River Shares on the TSX on the trading day immediately prior to the Effective Date.
Board and Management
Following the Effective Time, Edward LaFehr, President and Chief Executive Officer of Baytex, Richard Ramsay, Chief Operating Officer of Baytex, and Rodney Gray, Chief Financial Officer of Baytex, will continue in such roles with Baytex. Bruce Beynon, the current President of Raging River, will join Baytex's management team as Executive Vice President with responsibility for Exploration, Land and Corporate Development and Jason Jaskela, the current Chief Operating Officer of Raging River, will join Baytex as Vice President of the East Duvernay Shale oil play, reporting directly to the President and Chief Executive Officer. In addition, it is anticipated that a majority of the Raging River management team and staff will have key roles in the Combined Enterprise. It is also anticipated that a majority of the Baytex management team and staff will maintain their current positions with Baytex.
Pursuant to the Plan of Arrangement, the Baytex Board following the Arrangement will consist of six members of the Baytex Board and four members of the Raging River Board. Neil Roszell, the current Executive Chairman and Chief Executive Officer of Raging River, will serve as Chairman and Raymond Chan, the current Chairman of Baytex, will serve as Lead Independent Director. The Baytex Board following the Arrangement will also include Edward LaFehr, Mark Bly, Trudy Curran, Naveen Dargan and Gregory Melchin from the current Baytex Board and Gary Bugeaud, Kevin Olson and Dave Pearce from the current Raging River Board.
See "Appendix "G" – Pro Forma Information Concerning the Combined Enterprise – Board and Management" and the Raging River Information Circular, Raging River AIF, Baytex Information Circular and Baytex AIF for further information concerning the individuals who will form part of Baytex Board and management team of Baytex.
Details of the Arrangement
The following is a summary only of the Plan of Arrangement and reference should be made to the full text of the Arrangement Agreement and the Plan of Arrangement (which is attached to the Arrangement Agreement as Schedule "A"), copies of which are available under each of Raging River's and Baytex's SEDAR profiles at www.sedar.com.

Pursuant to the Arrangement, the following shall occur and shall be deemed to occur in the following order without any further act or formality, except as otherwise expressly provided in the Plan of Arrangement:
(a)    the Raging River Nominees for the purposes of the Baytex Board following the Effective Time shall be determined to be Neil Roszell, Gary Bugeaud, Kevin Olson and David Pearce; provided that if one or more such directors is unable or unwilling to act as a director of Baytex following the Effective Time, such other person(s) as determined by Raging River in its sole discretion, who, together with the Continuing Baytex Directors, shall constitute the entire Baytex Board;
(b)    subject to Section 5.1 of the Plan of Arrangement, each of the Raging River Shares held by Dissenting Shareholders shall be deemed to have been transferred to, and acquired by, Baytex (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and:

(i)
such Dissenting Shareholders shall cease to be the holders of such Raging River Shares and to have any rights as holders of such Raging River Shares other than the right to be paid fair value for such Raging River Shares as set out in Section 5.1 of the Plan of Arrangement; and

(ii)	such Dissenting Shareholders' names shall be removed as the holders of such Raging River Shares from the registers of Raging River Shares maintained by or on behalf of Raging River;
(c)    each outstanding Raging River Share held by a Raging River Shareholder (other than those held by Electing Raging River Shareholders, Deferred Plans or Dissenting Shareholders) shall be, and shall be deemed to be, transferred to, and acquired by, Raging River Subco (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for a Raging River Subco Note;
(d)    each outstanding Raging River Subco Note shall be, and shall be deemed to be, transferred to, and acquired by, Baytex (free and clear of any liens, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for 1.36 Baytex Shares, and the aggregate fair market value of such issued Baytex Shares will be added to the stated capital account maintained by Baytex in respect of Baytex Shares;
(e)    each outstanding Raging River Share held by an Electing Raging River Shareholder (subject to Subsection 3.3 of the Plan of Arrangement) or a Deferred Plan (other than those held by Dissenting Shareholders) shall be, and shall be deemed to be, transferred to, and acquired by, Baytex (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for 1.36 Baytex Shares and the aggregate paid up capital of such Raging River Shares for purposes of the Tax Act immediately prior to the Effective Time will be added to the stated capital account maintained by Baytex in respect of Baytex Shares;
(f)    each outstanding Raging River Subco Share, all of which are owned by Raging River, shall be, and shall be deemed to be, transferred to, and acquired by Baytex (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for cash consideration of $100; and
(g)    Baytex succeeds to, and is substituted for, and may exercise every right and power of Raging River and Baytex assumes all of the covenants and obligations of Raging River under the Raging River Award Plan, the Raging River Old Option Plan and the Raging River New Option Plan and following the Effective Date holders receive Baytex Shares on the exercise, surrender or settlement of such Raging River Awards and Raging River Options subject to such adjustments as are then necessary to reflect the ratio at which Raging River Shares are exchanged for Baytex Shares pursuant to the Plan and such other adjustments in accordance with the provisions of the Raging River Award Plan, the Raging River Old Option Plan and the Raging River New Option Plan.
No fractional Baytex Shares shall be issued under the Plan of Arrangement. In lieu of any fractional Baytex Share, each former registered Raging River Shareholder otherwise entitled to a fractional interest in a Baytex Share will receive the nearest whole number of Baytex Shares (with fractions equal to or greater than 0.5 rounded up to the next whole number of Baytex Shares and fractions less than 0.5 rounded down to the next whole number of Baytex Shares). Beneficial Raging River Shareholders who hold their Raging River Shares through a broker, dealer, bank, trust company or other nominee and are otherwise entitled to a fractional interest in a Baytex Shares will receive the number of Baytex Shares rounded down to the nearest whole number of Baytex Shares.

The respective obligations of Raging River and Baytex to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied in order for the Arrangement to become effective. Upon all of the conditions being fulfilled or waived, Raging River is required to file a copy of the Final Order and the Articles of Arrangement with the Registrar in order to give effect to the Arrangement.
The Arrangement Agreement
General
The Arrangement will be effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Raging River and Baytex and various conditions precedent, both mutual and with respect to the specific obligations of Raging River and Baytex.
Unless all of such conditions are satisfied or waived by the Party for whose benefit such conditions exist, to the extent such conditions are capable of being waived, the Arrangement will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all.
The following is a summary of certain provisions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, copies of which are available under each of Raging River's and Baytex's SEDAR profiles at www.sedar.com. Shareholders are urged to read the Arrangement Agreement in its entirety.
Representations and Warranties and Covenants Relating to the Conduct of Business of the Parties
The Arrangement Agreement contains certain customary representations and warranties of each of Raging River and Baytex relating to, among other things, their respective organization, capitalization, operations, compliance with laws and regulations and other matters, including their authority to enter into the Arrangement Agreement and to consummate the Arrangement. For the complete text of the applicable provisions, see Sections 4.1 and 4.2 of the Arrangement Agreement.
In addition, pursuant to the Arrangement Agreement, each of the Parties has covenanted, among other things, until the earlier of the completion of the Arrangement or the termination of the Arrangement Agreement, to maintain their respective businesses and refrain from taking certain actions outside the ordinary course of business. For the complete text of the applicable provisions, see Sections 3.1 and 3.2 of the Arrangement Agreement.
Mutual Conditions
The respective obligations of the Parties to consummate the transactions contemplated by the Arrangement Agreement, and in particular the completion of the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual written consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)
on or prior to July 27, 2018, an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA shall have been granted in form and substance satisfactory to each of Baytex and Raging River, acting reasonably, and such order shall not have been set aside in a manner unacceptable to Baytex or Raging River, acting reasonably, on appeal or otherwise;

(b)
the Arrangement Resolution, in the form and substance reasonably satisfactory to each of Raging River and Baytex, shall have been approved by the Raging River Shareholders in accordance with the Raging River Shareholders' Vote at the Raging River Meeting, in accordance with the Interim Order;

(c)	the Issuance Resolution, in the form and substance reasonably satisfactory to each of Raging River and Baytex, shall have been approved by the Baytex Shareholders at the Baytex Meeting;

(d)
the Final Order shall have been granted in form and substance satisfactory to each of Baytex and Raging River, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Baytex or Raging River, acting reasonably, on appeal or otherwise;

(e)	the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Baytex and Raging River, acting reasonably;

(f)
(i) the TSX shall have conditionally approved the issuance and the listing and posting for trading on the TSX of the Baytex Shares to be issued pursuant to the Arrangement (including and without limitation, the Baytex Shares issuable on exercise of Raging River Options which remain outstanding following the Effective Date in accordance with Subsection 2.5(b) of the Arrangement Agreement and vesting of all Raging River Restricted Awards and Raging River Performance Awards which remain outstanding following the Effective Date in accordance with Subsection 2.5(c)(ii) of the Arrangement Agreement) and (ii) the NYSE shall have approved the issuance of such Baytex Shares, subject to official notice of issuance, in each case subject only to customary conditions reasonably expected to be satisfied;

(g)	the Competition Act Approval shall have been obtained on terms and conditions satisfactory to each of Raging River and Baytex, acting reasonably;

(h)	holders of not more than 5% of the issued and outstanding Raging River Shares shall have exercised, and not withdrawn, Dissent Rights;

(i)
all required regulatory and governmental approvals and consents necessary for the completion of the Arrangement, other than those otherwise contemplated in Section 5.1 of the Arrangement Agreement, shall have been obtained on terms and conditions satisfactory to each of Raging River and Baytex, acting reasonably; and

(j)
no action shall have been taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued after the Agreement Date by any Governmental Authority, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated by the Arrangement Agreement; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated by the Arrangement Agreement.
The foregoing conditions are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by the mutual written consent of the Parties, in whole or in part, at any time and from time to time without prejudice to any other rights that such Parties may have
Conditions to the Obligations of Baytex
The obligation of Baytex to consummate the transactions contemplated by the Arrangement Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
Raging River shall have complied in all material respects with its covenants in the Arrangement Agreement, and Raging River shall have provided to Baytex a certificate of two senior officers certifying compliance with such covenants;

(b)
the representations and warranties of Raging River set forth in the Arrangement Agreement shall be true and correct (for representations and warranties qualified as to materiality or by the expression material adverse effect, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date) and Raging River shall have provided to Baytex a certificate of two senior officers certifying such accuracy on the Effective Date;

(c)	Raging River shall have furnished Baytex with:

(i)
certified copies of the resolutions duly passed by the Raging River Board approving the execution and delivery of the Arrangement Agreement and the performance by Raging River of its obligations under the Arrangement Agreement and the consummation of the transactions contemplated by the Arrangement Agreement; and

(ii)	certified copies of the Arrangement Resolution;

(d)	no material adverse change in respect of Raging River shall have occurred on or after the Agreement Date and prior to the Effective Time;

(e)
no action, suit, proceeding, objection or opposition shall have been commenced or threatened against Raging River before or by any domestic or foreign court, tribunal or Governmental Authority or any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been enacted, promulgated, amended or applied, which in the sole judgment of Baytex, acting reasonably, in either case, has had or, if the Arrangement was consummated, would result in a material adverse change or have a material adverse effect in respect of Raging River;

(f)
all of the outstanding Raging River Incentives shall have been exercised, settled or been cancelled or terminated except for such Raging River Incentives that remain outstanding after the Effective Date in accordance with Subsections 2.5(b) and 2.5(c)(ii) of the Arrangement Agreement;

(g)
on the Effective Date, each of the directors of Raging River shall have provided their resignations and delivered mutual releases in favour of Raging River and Baytex, in form and substance satisfactory to Baytex, acting reasonably;

(h)
on the Effective Date, each Terminated Employee shall have delivered releases (mutual releases in respect of any Terminated Employee that is an officer of Raging River) in favour of Raging River and Baytex, in form and substance satisfactory to Baytex, acting reasonably;

(i)
immediately prior to the Effective Time, Baytex shall be satisfied there shall not be more than 231.4 million Raging River Shares outstanding (prior to the issuance of any Raging River Shares issued upon the exercise or settlement of Raging River Incentives (including, without limitation, Raging River Incentives that may be granted pursuant to Subsection 2.5(f) of the Arrangement Agreement following the Agreement Date)) and a maximum of 239.9 million Raging River Shares outstanding (assuming the exercise or settlement of all outstanding Raging River Incentives excluding Raging River Incentives that may be granted pursuant to Subsection 2.5(f) of the Arrangement Agreement (assuming a Raging River Payout Multiplier of 1.0 in respect of Raging River Performance Awards) for Raging River Shares) and other than Raging River Incentives that will remain outstanding following the Effective Date in accordance with Section 2.5 of the Arrangement Agreement, Baytex shall be satisfied that upon completion of the Arrangement no person shall have any agreement, option or any right or privilege (whether by law, pre-emptive, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any issued or unissued, Raging River Shares;

(j)	the Raging River Net Debt as at May 31, 2018 will be not greater than $310 million;

(k)
unless otherwise agreed to by Baytex, acting reasonably, all Raging River Transaction Costs related to the Arrangement and the transactions contemplated hereby will be not greater than $20.5 million in the aggregate;

(l)	the Area of Exclusion Agreements shall have been duly executed and delivered by all officers of Raging River who are being terminated at the Effective Time; and

(m)
Raging River shall have incorporated Raging River Subco as a wholly-owned subsidiary of Raging River in a manner consistent with the Plan of Arrangement and as agreed to by Baytex and Raging River, each acting reasonably.

The foregoing conditions are for the exclusive benefit of Baytex and may be asserted by Baytex regardless of the circumstances or may be waived by Baytex in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Baytex may have.
Conditions to the Obligations of Raging River
The obligation of Raging River to consummate the transactions contemplated by the Arrangement Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
Baytex shall have complied in all material respects with its covenants in the Arrangement Agreement, and Baytex shall have provided to Raging River a certificate of two senior officers certifying compliance with such covenants;

(b)
the representations and warranties of Baytex set forth in the Arrangement Agreement shall be true and correct (for representations and warranties qualified as to materiality or by the expression material adverse effect, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date, except to the extent such representations and warranties are not true and correct in all respects solely as a result of the Pre-Acquisition Reorganization and, in respect of Subsection 4.1(l) of the Arrangement Agreement only, except as not true and correct in all respects as a result of an issuance contemplated by Subsection 3.1(b) of the Arrangement Agreement), and Baytex shall have provided to Raging River a certificate of two senior officers or authorized signatories certifying such accuracy on the Effective Date;

(c)	Baytex shall have furnished Raging River with:

(i)
certified copies of the resolutions duly passed by the Baytex Board approving the execution and delivery of the Arrangement Agreement and the performance by Baytex of its obligations under the Arrangement Agreement and the consummation of the transactions contemplated by the Arrangement Agreement; and

(ii)	a certified copy of the Issuance Resolution;

(d)
Raging River shall be satisfied, acting reasonably, that Baytex has taken all necessary action to assume all of Raging River's obligations under (i) the Raging River Award Plan with respect to all Raging River Restricted Awards and Raging River Performance Awards which remain outstanding following the Effective Date in accordance with Subsection 2.5(c)(ii) of the Arrangement Agreement, and (ii) all Raging River's obligations under the Raging River Old Option Plan and Raging River New Option Plan with respect to all Raging River Options which remain outstanding following the Effective Date in accordance with Subsection 2.5(b) of the Arrangement Agreement;

(e)	no material adverse change respecting Baytex shall have occurred on or after the Agreement Date and prior to the Effective Time;

(f)
no action, suit, proceeding, objection or opposition shall have been commenced or threatened against Baytex before or by any domestic or foreign court, tribunal or Governmental Authority or any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been enacted, promulgated, amended or applied, which in the sole judgment of Raging River, acting reasonably, in either case, has had or, if the Arrangement was consummated, would result in a material adverse change or have a material adverse effect in respect of Baytex;

(g)
Baytex shall have deposited, or caused to be deposited, with the Depositary a sufficient number of Baytex Shares to be issued to Raging River Shareholders (including holders who acquire Raging River Shares pursuant to the exercise, settlement or surrender of Raging River Incentives) pursuant to the Arrangement in escrow for delivery to Raging River Shareholders pursuant to the Arrangement;

(h)
immediately prior to the Effective Time, Raging River shall be satisfied there shall not be more than 236.6 million Baytex Shares outstanding (prior to the issuance of any Baytex Shares issued upon the exercise of Baytex Performance Awards or Baytex Restricted Awards, including Baytex Incentives that may be granted pursuant to Section 2.6 of the Arrangement Agreement following the Agreement Date) and a maximum of 243.4 million Baytex Shares outstanding (assuming that all outstanding Baytex Performance Awards or Baytex Restricted Awards, excluding Baytex Incentives that may be granted pursuant to Subsection 2.6(c) of the Arrangement Agreement following the Agreement Date) are settled for the issuance of Baytex Shares (assuming a payout multiplier of 1.0 in respect of the Baytex Performance Awards) and Raging River shall be satisfied that immediately upon completion of the Arrangement no person shall have any agreement, option or any right or privilege (whether by law, pre-emptive, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any issued or unissued, Baytex Shares other than the Baytex Performance Awards or Baytex Restricted Awards as set out in Subsection 4.1(1) of the Arrangement Agreement;

(i)	the Baytex Net Debt as at May 31, 2018 will be not greater than $1.8 billion;

(j)
Baytex shall have sufficient capacity under its credit facilities to allow the amounts owing on Raging River's credit facilities to be paid out and discharged at the Effective Time to permit the consummation of the Arrangement on terms and conditions satisfactory to Raging River, acting reasonably;

(k)
unless otherwise agreed to by Raging River, acting reasonably, all Baytex Transaction Costs related to the Arrangement and the transactions contemplated hereby will be not greater than $13.5 million in the aggregate;

(l)
Raging River shall be satisfied that immediately after the Effective Date the Baytex Board shall consist of such members as agreed to by the Parties in accordance with Subsection 3.3(c) of the Arrangement Agreement; and

(m)
Raging River shall be satisfied that immediately after the Effective Date the management team of Baytex shall consist of such officers as agreed to by the Parties in accordance with Subsections 2.8(b) and 3.3(d) of the Arrangement Agreement.

The foregoing conditions are for the exclusive benefit of Raging River and may be asserted by Raging River regardless of the circumstances or may be waived by Raging River in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Raging River may have.

Covenants Regarding Non-Solicitation; Right to Accept a Superior Proposal
Under the Arrangement Agreement, both Raging River and Baytex have agreed to certain non-solicitation covenants as follows:

(a)
Each Party shall, and shall cause its Representatives, as applicable, to: (i) immediately cease and cause to be terminated all existing solicitations, encouragements, discussions or negotiations (including, without limitation, through any of the Representatives of such Party), if any, with any third parties (other than the Other Party) initiated before the Agreement Date with respect to any Acquisition Proposal; (ii) as and from the Agreement Date until termination of the Arrangement Agreement pursuant to Article 8 of the Arrangement Agreement, discontinue providing access to and disclosure of any of its confidential information and not allow or establish further access to any of its confidential information, or any data room, virtual or otherwise; (iii) (pursuant to and in accordance with each applicable confidentiality agreement) promptly request the return or destruction of all information provided to any third parties that have entered into a confidentiality agreement with such Party and the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Party or any of its subsidiaries, and shall use reasonable commercial efforts to cause such requests to be honoured; and (iv) not release, waive, terminate or otherwise forbear in the enforcement of, amend or modify, or enter into or participate in any discussions, negotiations or agreements to release, waive or otherwise forbear or amend or modify, in respect of, any rights or other benefits under any confidentiality agreements to which such Party is a party, including, without limitation, any "standstill provisions" thereunder; except, in respect of (ii) and (iii) above, as in the circumstances disclosed in writing to Raging River by Baytex prior to the Agreement Date. Each Party undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it has entered into prior to the Agreement Date.

(b)	Neither Party shall, directly or indirectly, do, nor authorize or permit any of its Representatives to do, any of the following:

(i)
solicit, assist, initiate or knowingly facilitate or encourage or take any action to solicit or knowingly facilitate, initiate, entertain or encourage any Acquisition Proposal, or engage in any communication regarding the making of any proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, including, without limitation, by way of furnishing information or access to properties, facilities or books and records;

(ii)	withdraw or modify, or propose to withdraw or modify, in any manner adverse to the Other Party, the Raging River Board Recommendation or the Baytex Board Recommendation, as applicable;

(iii)	make any public announcement or take any other action inconsistent with the Raging River Board Recommendation or Baytex Board Recommendation, as applicable;

(iv)
enter into or participate in any negotiations or any discussions regarding an Acquisition Proposal, or furnish or provide access to any information with respect to such Party's securities, business, properties, operations or conditions (financial or otherwise) in connection with or in furtherance of an Acquisition Proposal, or otherwise cooperate in any way with, or assist or knowingly participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(v)	accept, recommend, approve, agree to, endorse or propose publicly to accept, recommend, approve, agree to or endorse any Acquisition Proposal; or

(vi)
accept, approve, endorse or enter into (other than a confidentiality agreement permitted by and in accordance with Subsection 3.4(b)(vii) of the Arrangement Agreement) or publicly propose to accept, approve, endorse or enter into any agreement, understanding or arrangements (including any letter of intent or agreement in principle) in respect of or in any way related to any Acquisition Proposal or providing for the payment of any break, termination or other fees or expenses to any Person in the event that Baytex or Raging River, as applicable, completes the transactions contemplated hereby;
provided, however, that notwithstanding any other provisions of Subsection 3.4(a)(ii) of the Arrangement Agreement or Subsection 3.4(b) of the Arrangement Agreement, each Party and its Representatives may:

(vii)
at any time prior to obtaining the approval of the Raging River Shareholders of the Arrangement Resolution or prior to obtaining the approval of the Baytex Shareholders of the Issuance Resolution, as applicable, enter into, or participate in, any discussions or negotiations with an arm's length third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the Agreement Date, by such Party or any of its Representatives) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Raging River Confidentiality Agreement or Baytex Confidentiality Agreement, as applicable (provided that such confidentiality agreement shall provide for the disclosure thereof, along with the information provided thereunder, to the Other Party), may furnish to such third party information concerning such Party and its business, affairs, properties and assets, in each case if, and only to the extent that:

(A)
the third party has first made an unsolicited written bona fide Acquisition Proposal and the board of directors of such Party determines in good faith: (1) that funds or other consideration necessary for the consummation of such Acquisition Proposal are available or, as demonstrated to the board of directors of such Party, acting in good faith, that adequate financing arrangements will be in place to ensure that the third party will have the funds or other consideration necessary for the consummation of the Acquisition Proposal, if any; (2) that complies with Applicable Canadian Securities Laws and did not result from or involve a breach of the Arrangement Agreement or any agreement between the Person making such Acquisition Proposal and the Party that is the subject of the Acquisition Proposal or any of its subsidiaries; (3) that is not subject to any due diligence or access condition, other than to permit access to the books, records or personnel of such Party which is not more extensive than that which would customarily be provided for confirmatory due diligence purposes; (4) that the board of directors of such Party and any relevant committee thereof has determined in good faith (after receipt of advice from a financial advisor and outside legal counsel) is reasonably capable of completion within a time frame that is reasonable in the circumstances taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; (5) after consultation with its financial advisor, that the Acquisition Proposal would if consummated in accordance with its terms (but not assuming away any risks of non-completion), result in a transaction financially superior for the shareholders of such Party than the transaction contemplated by the Arrangement Agreement in its current form (including taking into account any modifications to the Arrangement Agreement proposed by the Other Party as contemplated by Subsection 3.4(d) of the Arrangement Agreement); and (6) after receiving the advice of outside legal counsel, as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors of such Party in the discharge of its fiduciary duties under Applicable Laws;

(B)	the Party has been, and continues to be, in compliance with its obligations under Section 3.4 of the Arrangement Agreement; and

(C)
prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, the Party provides written notice to the Other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person or entity and provides to the

Other Party the information required to be provided under Subsection 3.4(d) of the Arrangement Agreement;

(viii)
comply with Division 3 of National Instrument 62-104 - Take-Over Bids and Issuer Bids and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(ix)
at any time prior to obtaining the approval of the Raging River Shareholders of the Arrangement Resolution or prior to obtaining the approval of the Baytex Shareholders of the Issuance Resolution, as applicable, withdraw any approval or recommendation contemplated by Subsection 3.4(b)(ii) of the Arrangement Agreement and accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party but only if prior to such acceptance, recommendation, approval or implementation, (A) the board of directors of such Party shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement as contemplated by Subsection 3.4(d) of the Arrangement Agreement and after receiving the advice of its financial advisor and outside legal counsel, as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in the discharge of its fiduciary duties under Applicable Laws, (B) such Party complies with its obligations set out in Subsection 3.4(d) of the Arrangement Agreement, and (C) such Party terminates the Arrangement Agreement in accordance with Subsection 8.1(g) or 8.1(h) of the Arrangement Agreement, as applicable, and concurrently therewith pays the amount required by Section 6.1 or 6.2 of the Arrangement Agreement, as applicable.

(c)
Any Party in receipt of an Acquisition Proposal or any request (which request may be reasonably considered to be in furtherance of, or in relation to, an Acquisition Proposal) for non-public information relating to the Receiving Party or its properties, facilities, books or records, except as in the circumstances disclosed in writing to Raging River by Baytex prior to the Agreement Date shall promptly (and in any event within 24 hours of receipt by such Party) notify the Other Party (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any amendments to the foregoing received by the Receiving Party. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) or any such request (which request may be reasonably considered to be in furtherance of, or in relation to, an Acquisition Proposal) for non-public information relating to the Receiving Party or its properties, facilities, books or records received by the Receiving Party or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making any inquiry, proposal or offer or request (to the extent then known by the Receiving Party). The Receiving Party shall also provide such further and other details of the Acquisition Proposal, request or any amendment thereto as the Responding Party may reasonably request (to the extent then known by the Receiving Party). The Receiving Party shall keep the Responding Party fully informed of the status, including any change to material terms, of any Acquisition Proposal, request or any amendment thereto, shall respond promptly to all reasonable inquiries by the Responding Party with respect thereto, and shall provide to the Responding Party copies of all material correspondence and other written material sent to or provided to the Receiving Party by any Person in connection with such inquiry, proposal, offer or request or sent or provided by the Receiving Party to any Person in connection with such inquiry, proposal, offer or request.

(d)
Following receipt of a Superior Proposal, the Receiving Party shall give the Responding Party, orally and in writing, at least 72 hours advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall (i) confirm that the board of directors of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal; (ii) identify the third party making the Superior Proposal; (iii) confirm that the entering into of a definitive agreement to implement such Superior Proposal is not subject to any due diligence or access condition; and (iv) confirm that a definitive agreement to implement such Superior Proposal has been settled between the Receiving Party and such third party in all material respects (including in respect of the value and financial terms) and the value ascribed to any non-cash consideration offered under such Acquisition

Proposal, and the Receiving Party will concurrently provide a true and complete copy thereof, together with all supporting materials, including any financing documents supplied to the Receiving Party in connection therewith, and will thereafter promptly provide any amendments thereto, to the Responding Party. During the 72 hour period commencing on the delivery of such notice, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change the Raging River Board Recommendation or Baytex Board Recommendation, as applicable. In addition, during such 72 hour period, the Receiving Party shall, and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors (subject to the final sentence of this paragraph) to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable the Receiving Party to proceed with the Plan of Arrangement, as amended, rather than the Superior Proposal. In the event the Responding Party confirms in writing its commitment to amend the Arrangement Agreement, and the proposed adjustments to the terms and conditions hereof, to provide a transaction financially superior for the shareholders of the Receiving Party than the Superior Proposal and so advises the board of directors of the Receiving Party prior to the expiry of such 72 hour period, the board of directors of the Receiving Party shall review the proposed adjustments to the terms and conditions of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposed adjustments would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and if it so concludes, shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change the Raging River Board Recommendation or Baytex Board Recommendation, as applicable. Notwithstanding the foregoing, and for greater certainty, the Responding Party shall have no obligation to make or negotiate any changes to the Arrangement Agreement in the event that the Receiving Party is in receipt of a Superior Proposal. The Receiving Party acknowledges that each successive material modification of any Superior Proposal that results in an increase in the consideration (or the value thereof) to be received by the Receiving Party's shareholders or other material terms or conditions shall constitute a new Superior Proposal for purposes of the requirement under Subsection 3.4(d) of the Arrangement Agreement to initiate a new 72 hour notice period.

(e)
The Baytex Board or the Raging River Board shall reaffirm the Raging River Board Recommendation or Baytex Board Recommendation, as applicable, by news release promptly, and in any event within 72 hours of being requested to do so by the Other Party (or in the event that the Baytex Meeting or Raging River Meeting to approve the Issuance Resolution or the Arrangement Resolution, respectively, is scheduled to occur within such 72 hour period, prior to the scheduled date of such meeting), in the event that (i) any Acquisition Proposal is publicly announced unless the board of directors of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal in accordance with Section 3.4 of the Arrangement Agreement; or (ii) the Parties have entered into an amended agreement pursuant to Subsection 3.4(d) of the Arrangement Agreement that results in any Acquisition Proposal not being a Superior Proposal. The Receiving Party shall provide the Responding Party and its outside legal counsel with a reasonable opportunity to review the form and content of any such news release and shall make all reasonable amendments to such news release as requested by the Responding Party and its counsel.

(f)
Each of Baytex and Raging River agree that all information that may be provided to it by the Other Party with respect to any Superior Proposal pursuant to Section 3.4 of the Arrangement Agreement shall be treated as if it were "Evaluation Material" as that term is defined in the Raging River Confidentiality Agreement or Baytex Confidentiality Agreement, as applicable, and such information shall not be disclosed or used except in accordance with the Raging River Confidentiality Agreement or Baytex Confidentiality Agreement or in order to enforce its rights under the Arrangement Agreement in legal proceedings.

(g)
Each Party shall ensure that its Representatives are aware of the provisions of Section 3.4 of the Arrangement Agreement. Each Party shall be responsible for any breach of Section 3.4 of the Arrangement Agreement by its Representatives.

Termination Fee Payable by Baytex
Pursuant to the Arrangement Agreement, if at any time after the execution of the Arrangement Agreement but prior to the termination of the Arrangement Agreement:

(a)
the Baytex Board (i) fails to make any of the Baytex Board Recommendation in a manner adverse to Raging River; (ii) withdraws, modifies or changes any of the Baytex Board Recommendation in a manner adverse to Raging River; (iii) fails to publicly reaffirm any of its Baytex Board Recommendation in the manner and within the time period set out in Subsection 3.4(e) of the Arrangement Agreement; or (iv) resolves to do any of the foregoing;

(b)
a bona fide Acquisition Proposal (or bona fide intention to make an Acquisition Proposal) is publicly announced, proposed, offered or made to Baytex or the Baytex Shareholders prior to the date of the Baytex Meeting and (i) remains outstanding at the time of the Baytex Meeting, (ii) the Baytex Shareholders do not approve the Issuance Resolution or the Issuance Resolution is not submitted for their approval at the Baytex Meeting, and (iii) any Acquisition Proposal is consummated within 12 months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made;

(c)
the Baytex Board (or any committee thereof) accepts, recommends, approves, agrees to, endorses or enters into, or proposes publicly to accept, recommend, approve, agree to, endorse or enter into an agreement to implement a Superior Proposal;

(d)
Baytex breaches any of the covenants made by it in the Arrangement Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to result in a material adverse change, or to have a material adverse effect, in respect of Baytex, provided that Raging River shall have given Baytex written notice of, and five Business Days to cure, any such breach and such breach shall not have been cured (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(e)
Baytex breaches any of the representations and warranties made by it in the Arrangement Agreement, which breach of such representations and warranties, individually or in the aggregate, would or would reasonably be expected to result in a material adverse change, or to have a material adverse effect, in respect of Baytex, provided that Raging River shall have given Baytex written notice of, and five Business Days to cure, any such breach and such breach shall not have been cured (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

provided no Baytex Damages Event has occurred, Baytex shall pay to Raging River the Raging River Termination Fee as liquidated damages, in immediately available funds, to an account designated by Raging River, within two Business Days after the occurrence of the first Raging River Damages Event, and after the occurrence of such Raging River Damages Event, but prior to payment of such amount, Baytex shall be deemed to hold any amount owing to Raging River under Section 6.2 of the Arrangement Agreement in trust for Raging River. Baytex shall only be obligated to pay one Raging River Termination Fee pursuant to Section 6.2 of the Arrangement Agreement.
At the time of entering into the Original Arrangement Agreement, the enterprise value of Baytex was approximately $3.0 billion based on (i) the number of issued and outstanding Baytex Shares multiplied by the closing price of the Baytex Shares on the TSX on the trading day immediately prior to the Agreement Date, plus (ii) the approximate net debt of Baytex on the Agreement Date. As such, the Raging River Termination Fee (the fee payable by Baytex to Raging River in certain circumstances including upon the acceptance by Baytex of a Superior Proposal) represented approximately 1.7% of the enterprise value of Baytex on the Agreement Date. In approving the Arrangement Agreement, the Baytex Board considered the Raging River Termination Fee to be appropriate as an inducement (together with Raging River's right to match) to Raging River to enter into the Arrangement Agreement while still being low enough to not substantially hinder the potential for Baytex to receive a Superior Proposal.

Termination Fee Payable by Raging River
Pursuant to the Arrangement Agreement, if at any time after the execution of the Arrangement Agreement but prior to the termination of the Arrangement Agreement:

(a)
the Raging River Board (i) fails to make any of the Raging River Board Recommendation in a manner adverse to Baytex; (ii) withdraws, modifies or changes any of the Raging River Board Recommendation in a manner adverse to Baytex; (iii) fails to publicly reaffirm any of its Raging River Board Recommendation in the manner and within the time period set out in Subsection 3.4(e) of the Arrangement Agreement; or (iv) resolves to do any of the foregoing;

(b)
a bona fide Acquisition Proposal (or bona fide intention to make an Acquisition Proposal) is publicly announced, proposed, offered or made to Raging River or the Raging River Shareholders prior to the date of the Raging River Meeting and (i) remains outstanding at the time of the Raging River Meeting, (ii) the Raging River Shareholders do not approve the Arrangement Resolution or the Arrangement Resolution is not submitted for their approval at the Raging River Meeting, and (iii) any Acquisition Proposal is consummated within 12 months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made;

(c)
the Raging River Board (or any committee thereof) accepts, recommends, approves, agrees to, endorses or enters into, or proposes publicly to accept, recommend, approve, agree to, endorse or enter into an agreement to implement a Superior Proposal;

(d)
Raging River breaches any of the covenants made by it in the Arrangement Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to result in a material adverse change, or to have a material adverse effect, in respect of Raging River, provided that Baytex shall have given Raging River written notice of, and five Business Days to cure, any such breach and such breach shall not have been cured (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(e)
Raging River breaches any of the representations or warranties made by it in the Arrangement Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to result in a material adverse change, or to have a material adverse effect, in respect of Raging River, provided that Baytex shall have given Raging River written notice of, and five Business Days to cure, any such breach and such breach shall not have been cured (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

provided no Raging River Damages Event has occurred, Raging River shall pay to Baytex the Baytex Termination Fee as liquidated damages, in immediately available funds, to an account designated by Baytex, within two Business Days after the occurrence of the first Baytex Damages Event, and after the occurrence of such Baytex Damages Event, but prior to payment of such amount, Raging River shall be deemed to hold any amount owing to Baytex under Section 6.1 of the Arrangement Agreement in trust for Baytex. Raging River shall only be obligated to pay one Baytex Termination Fee pursuant to Section 6.1 of the Arrangement Agreement.
At the time of entering into the Original Arrangement Agreement, the enterprise value of Raging River was approximately $1.9 billion based on (i) the number of issued and outstanding Raging River Shares multiplied by the Exchange Ratio and the closing price of the Baytex Shares on the TSX on the trading day immediately prior to the Agreement Date, plus (ii) the approximate net debt of Raging River on the Agreement Date. As such, the Baytex Termination Fee (the fee payable by Raging River to Baytex in certain circumstances including upon the acceptance by Raging River of a Superior Proposal) represented approximately 2.6% of the enterprise value of Raging River on the Agreement Date. In approving the Arrangement Agreement, the Special Committee and Raging River Board, after receiving advice from the Raging River Advisors and legal counsel, considered the Baytex Termination Fee to be appropriate as an inducement (together with Baytex's right to match) to Baytex to enter into the Arrangement Agreement while still being low enough to not substantially hinder the potential for Raging River to receive a Superior Proposal; however, given the broad process undertaken by Raging River prior to entering into the Original Arrangement Agreement, the Special Committee and the Raging River Board recognized that the likelihood of receiving a Superior Proposal after entering into the Original Arrangement Agreement was relatively low.
Termination
Raging River and Baytex have agreed that the Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of Baytex and Raging River;

(b)
by either Baytex or Raging River if: (i) the Raging River Shareholders fail to approve the Arrangement Resolution in accordance with the Raging River Shareholders' Vote (including any adjournment or postponement thereof) in accordance with the Interim Order; or (ii) the Baytex Shareholders fail to approve the Issuance Resolution by the requisite vote at the Baytex Meeting (including any adjournment or postponement thereof);

(c)
by either Baytex or Raging River, if the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate the Arrangement Agreement under Subsection 8.1(c) of the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(d)
by either Party as provided in Subsection 5.4(b) of the Arrangement Agreement, provided that the failure to satisfy the particular condition precedent being relied upon as a basis for termination of the Arrangement Agreement did not occur as a result of a breach by the Party seeking to rely on the condition precedent of any of its covenants or obligations under the Agreement;

(e)	by Baytex upon the occurrence of a Baytex Damages Event, as provided in Section 6.1 of the Arrangement Agreement;

(f)	by Raging River upon the occurrence of a Raging River Damages Event, as provided in Section 6.2 of the Arrangement Agreement;

(g)
by Raging River upon the occurrence of a Baytex Damages Event, as set out in Subsection 6.1(c) of the Arrangement Agreement, and the payment by Raging River to Baytex of the Baytex Termination Fee, provided that Raging River has complied with its obligations set out in Section 3.4 of the Arrangement Agreement; or

(h)
by Baytex upon the occurrence of a Raging River Damages Event, as set out in Subsection 6.2(c) of the Arrangement Agreement, and the payment by Baytex to Raging River of the Raging River Termination Fee, provided that Baytex has complied with its obligations set out in Section 3.4 of the Arrangement Agreement.

Under the provisions of the Arrangement Agreement, in the event of the termination of the Arrangement Agreement in the circumstances set out in Section 8.1 of the Arrangement Agreement, the Arrangement Agreement shall forthwith become void and be of no further force or effect and no Party shall have any liability or further obligation to the other thereunder except with respect to the obligations set out in any of Section 4.3 of the Arrangement Agreement, Article 6 of the Arrangement Agreement, (provided in the case of Sections 6.1 and 6.2 of the Arrangement Agreement, the right of payment (in the case of Subsections 6.1(b) and 6.2(b) of the Arrangement Agreement, being the public announcement or making of such Acquisition Proposal) arose prior to the termination of the Arrangement Agreement); Article 9 and Article 10 of the Arrangement Agreement, all of which shall survive such termination. For greater certainty, the termination of the Arrangement Agreement pursuant to Article 8 of the Arrangement Agreement shall not affect the rights or obligations of any Party under the Raging River Confidentiality Agreement or the Baytex Confidentiality

Agreement and such confidentiality agreements shall remain in full force and effect, subject to any further agreement of the Parties.
Unless otherwise provided in the Arrangement Agreement, the exercise by either Party of any right of termination thereunder shall be without prejudice to any other remedy available to such Party at law or equity.
Liquidated Damages
Each of Baytex and Raging River acknowledges that the payment of any amounts set out in Section 6.1 or Section 6.2 of the Arrangement Agreement is a payment of liquidated damages and represents a genuine pre-estimate of the damages that Baytex or Raging River (as applicable) will suffer or incur as a result of the event giving rise to such damages and the resultant termination of the Arrangement Agreement and is not a penalty. Each of Baytex and Raging River irrevocably waives any right it may have to raise as a defence that any such liquidated damages payable by it are excessive or punitive. Baytex and Raging River have agreed that receipt of an amount pursuant to Section 6.1 or Section 6.2 of the Arrangement Agreement is the sole monetary remedy of Baytex or Raging River (as applicable) under the Arrangement Agreement, provided, however, that this limitation shall not apply in the event of fraud or wilful or intentional breach of the Arrangement Agreement by the Party that has made, or is required to make, a payment pursuant to Article 6 of the Arrangement Agreement. Nothing in Article 6 of the Arrangement Agreement shall preclude Baytex or Raging River from seeking and obtaining injunctive relief to restrain any breach or threatened breach of the covenants of the Other Party set out in the Arrangement Agreement, the Raging River Confidentiality Agreement and the Baytex Confidentiality Agreement or specific performance of any of such covenants of the Other Party, without the necessity of posting bond or security in connection therewith.
Raging River Support Agreements
On June 17, 2018, the Raging River Supporting Shareholders, which includes all of the directors and officers of Raging River, holding an aggregate of 15,226,958 Raging River Shares (or 6.58% of the then issued and outstanding Raging River Shares), entered into the Raging River Support Agreements with Baytex pursuant to which they agreed, among other things, to vote the Raging River Shares beneficially owned or controlled or directed by them, directly or indirectly, in favour of the Arrangement Resolution and all matters related thereto at the Raging River Meeting.
Pursuant to the Raging River Support Agreements, each Raging River Supporting Shareholder agreed, among other things, to vote (or cause to be voted) all of the Raging River Supporting Shareholder's Raging River Shares in favour of the Arrangement Resolution. In addition, each Raging River Supporting Shareholder has agreed not to directly or indirectly: (i) solicit, assist, initiate or knowingly facilitate or encourage or take any action to solicit or knowingly facilitate, initiate, entertain or encourage any Acquisition Proposal, or engage in any communication regarding the making of any proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, including, without limitation, by way of furnishing information or access to properties, facilities or books and records; or (ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to the business, properties, operations, or conditions (financial or otherwise) of Raging River in connection with, or performance of an Acquisition Proposal or otherwise cooperate in any way with, or assist or knowingly participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing.
The Raging River Support Agreements may be terminated on the earlier of: (i) the Effective Time; (ii) the date on which the Raging River Support Agreement is terminated by the mutual written agreement of the parties thereto; and (iii) the date on which the Arrangement Agreement is terminated in accordance with its terms. In addition, the Raging River Support Agreements may be terminated by the Raging River Supporting Shareholder by notice in writing to Baytex if the Arrangement Agreement is amended to reduce or change the form of the consideration payable to the Raging River Shareholders for the Raging River Shares pursuant to the Arrangement.
Baytex Support Agreements

On June 17, 2018, the Baytex Supporting Shareholders, which includes all of the directors and officers of Baytex, holding an aggregate of 3,287,892 Baytex Shares (or 1.39% of the then issued and outstanding Baytex Shares), entered into the Baytex Support Agreements with Raging River pursuant to which they agreed, among other things, to vote the Baytex Shares beneficially owned or controlled or directed by them, directly or indirectly, in favour of the Issuance Resolution at the Baytex Meeting.
Pursuant to the Baytex Support Agreements, each Baytex Supporting Shareholder agreed, among other things, to vote (or cause to be voted) all of the Baytex Supporting Shareholder's Baytex Shares in favour of the Issuance Resolution. In addition, each of the Baytex Supporting Shareholders has agreed not to directly or indirectly: (i) solicit, assist, initiate or knowingly facilitate or encourage or take any action to solicit or knowingly facilitate, initiate, entertain or encourage any Acquisition Proposal, or engage in any communication regarding the making of any proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, including, without limitation, by way of furnishing information or access to properties, facilities or books and records; or (ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to the business, properties, operations, or conditions (financial or otherwise) of Baytex in connection with, or performance of an Acquisition Proposal or otherwise cooperate in any way with, or assist or knowingly participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing.
The Baytex Support Agreements may be terminated on the earlier of: (i) the Effective Time; (ii) the date on which the Baytex Support Agreement is terminated by the mutual written agreement of the parties thereto; and (iii) the date on which the Arrangement Agreement is terminated in accordance with its terms.
PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE
Procedural Steps
The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement Resolution must be approved by the Raging River Shareholders at the Raging River Meeting in the manner set forth in the Interim Order;

(b)	the Issuance Resolution must be approved by the Baytex Shareholders at the Baytex Meeting;

(c)	the Court must grant the Final Order approving the Arrangement;

(d)	the Competition Act Approval must be obtained on terms and conditions acceptable to each of Baytex and Raging River, acting reasonably;

(e)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

(f)	the Final Order and the Articles of Arrangement in the form prescribed by the ABCA, must be filed with the Registrar.
There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all.
Upon the conditions precedent set forth in the Arrangement Agreement being satisfied or waived, Raging River intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.
Shareholder Approvals

Raging River Shareholder Approval
Pursuant to the terms of the Interim Order, the Arrangement Resolution must be approved by: (i) not less than 66⅔% of the votes cast by Raging River Shareholders, present in person or represented by proxy, at the Raging River Meeting; and (ii) a simple majority of the votes cast by Raging River Shareholders, present in person or represented by proxy at the Raging River Meeting, after excluding the votes cast by persons whose votes may not be included in determining minority approval of a "business combination" pursuant to MI 61-101 which includes the votes cast with respect to the Raging River Shares beneficially owned or over which control or direction is exercised by an executive officer of Raging River. If the Arrangement Resolution is not approved by Raging River Shareholders, the Arrangement cannot be completed.
It is the intention of the persons named in the enclosed form of proxy for the Raging River Meeting, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Arrangement Resolution set forth in Appendix "A" to this Circular.
Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Raging River Shareholders authorizes the Raging River Board, without further notice to or approval of such Raging River Shareholders, subject to the terms of the Arrangement Agreement and the Interim Order, to amend the Arrangement Agreement or the Plan of Arrangement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Effective Time. See Appendix "A" to this Circular for the full text of the Arrangement Resolution and "The Raging River Meeting".
Baytex Shareholder Approval
The Issuance Resolution must be approved by a simple majority of the votes cast by the Baytex Shareholders present in person or represented by proxy at the Baytex Meeting. It is a condition to the completion of the Arrangement that the Issuance Resolution be approved at the Baytex Meeting. See "The Baytex Meeting".
It is the intention of the persons named in the enclosed form of proxy for the Baytex Meeting, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Issuance Resolution set forth in Appendix "B" to the Circular. See "The Baytex Meeting".
Notwithstanding the foregoing, the Issuance Resolution proposed for consideration by the Baytex Shareholders authorizes the Baytex Board to decide not to proceed with the Arrangement and to otherwise not give effect to the Issuance Resolution at any time prior to the Effective Time. See Appendix "B" to this Circular for the full text of the Issuance Resolution and "The Baytex Meeting".
Court Approval
Interim Order
On July 12, 2018, Raging River obtained the Interim Order providing for the calling and holding of the Raging River Meeting and other procedural matters. The Interim Order is attached as Appendix "C" to this Circular.
Final Order
The Arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, if the Arrangement Resolution and the Issuance Resolution are approved at the applicable Meeting, Raging River will make an application to the Court for the Final Order at the Court House, 601 - 5th Street, S.W., Calgary, Alberta, Canada, on August 21, 2018 at 1:45 p.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Application for the Final Order accompanies this Circular. At the application, the Court will be requested to consider the fairness of the Arrangement.

Any Raging River Shareholder, or other interested party desiring to support or oppose the application with respect to the Arrangement, may appear at the hearing in person or by counsel for that purpose, subject to filing with the Court and serving on Raging River on or before 5:00 p.m. (Calgary time) on August 14, 2018, a notice of intention to appear setting out their address for service and indicating whether they intend to support or oppose the Application or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on Raging River is required to be effected by service upon the solicitors for Raging River: Burnet, Duckworth & Palmer LLP, Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1, Attention: Jeffrey Sharpe. Raging River Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.
The Baytex Shares and the Raging River Subco Notes issuable, directly or indirectly, to Raging River Shareholders in exchange for their Raging River Shares pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act. The Court has been advised that the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, pursuant to Section 3(a)(10) thereof, with respect to the issuance of the Baytex Shares and Raging River Subco Notes issuable to Raging River Shareholders pursuant to the Arrangement.
Raging River has been advised by its counsel that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Raging River Shareholders and any other interested party as the Court determines appropriate. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate. Either Baytex or Raging River may, subject to the terms of the Arrangement Agreement, determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to such Party.
Regulatory Approvals
The Arrangement Agreement provides that receipt of all required regulatory approvals, including, without limitation, the Competition Act Approval and conditional approval of the TSX and NYSE for listing of the Baytex Shares issuable pursuant to the Arrangement (including, without limitation, the Baytex Shares issuable upon the exercise or vesting and settlement of all Raging River Options and Raging River Awards which remain outstanding following the Effective Date in accordance with Subsections 2.5(b) and 2.5(c)(ii) of the Arrangement Agreement), is a condition precedent to the Arrangement becoming effective. See "Effect of the Arrangement".
Competition Act Approval
The Arrangement is a "notifiable transaction" for the purposes of Part IX of the Competition Act. When a transaction is a notifiable transaction under the Competition Act, certain prescribed information must be provided to the Commissioner under Part IX of the Competition Act and the transaction may not be completed until the expiry, waiver or termination of the applicable waiting period. Parties to a notifiable transaction must obtain the Competition Act Approval prior to closing a proposed transaction by: (i) filing a request for an ARC under subsection 102(1) of the Competition Act (an "ARC Request"); and/or (ii) submitting a notification under section 114 of the Competition Act (a "Notification").
Where a transaction does not raise substantive issues under the Competition Act, the Commissioner may issue an ARC. If the notifiable transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order under the merger provisions in Section 92 of the Competition Act in respect of the notifiable transaction solely on the basis of information that is the same or substantially the same as the information on which the ARC was based. Upon the issuance of an ARC, the parties to a notifiable transaction are legally entitled to complete their transaction.
It is a mutual condition to completion of the Arrangement that the Competition Act Approval shall have been obtained. Raging River and Baytex jointly filed an ARC request on June 29, 2018 and on July 9, 2018, the Parties were issued an ARC in respect of the Arrangement.

Stock Exchange Listings
Raging River is a reporting issuer or the equivalent under the securities laws of each of the provinces of Canada. The Raging River Shares are listed and posted for trading on the TSX under the symbol "RRX".
On June 15, 2018, the last trading day on which the Raging River Shares traded prior to announcement of the Arrangement, the closing price of the Raging River Shares on the TSX was $6.28. On July 11, 2018, the last trading day prior to the date of this Circular, the closing price of the Raging River Shares on the TSX was $6.03.
Baytex is a reporting issuer or the equivalent under the securities laws of each of the provinces of Canada and the Baytex Shares are registered pursuant to Section 12 of the U.S. Exchange Act. The Baytex Shares are listed and posted for trading on the TSX and NYSE under the symbol "BTE".
On June 15, 2018, the last trading day on which the Baytex Shares traded prior to announcement of the Arrangement, the closing prices of the Baytex Shares on the TSX and the NYSE were $5.10 and US$3.86, respectively. On July 11, 2018, the last trading day prior to the date of this Circular, the closing prices of the Baytex Shares on the TSX and the NYSE were $4.59 and US$3.46, respectively.
It is anticipated that the Raging River Shares will be delisted from the TSX following completion of the Arrangement. For information with respect to the trading history of the Raging River Shares and the Baytex Shares, see "Information Concerning Raging River Exploration Inc. – Market for Securities" and "Information Concerning Baytex Energy Corp. – Market for Securities", as applicable.
It is a condition to the completion of the Arrangement that the TSX shall have conditionally approved the issuance and the listing and posting of the Baytex Shares to be issued to Raging River Shareholders pursuant to the Arrangement (including without limitation, the Baytex Shares issuable on the exercise or vesting and settlement of the Raging River Options, Raging River Restricted Awards and the Raging River Performance Awards) and that the NYSE shall have approved the issuance of such Baytex Shares, subject to official notice of issuance, in each case subject only to customary conditions reasonably expected to be satisfied. The TSX has conditionally approved the listing of such Baytex Shares. In addition, application has been made to list the Baytex Shares to be issued to Raging River Shareholders pursuant to the Arrangement (including without limitation, the Baytex Shares issuable on the exercise or vesting and settlement of the Raging River Options, Raging River Restricted Awards and the Raging River Performance Awards) on the NYSE. Listing is subject to Baytex fulfilling all of the listing requirements of the TSX and NYSE, as applicable. See "Procedure for the Arrangement to Become Effective – Regulatory Approvals".
Timing
If the Raging River Meeting and the Baytex Meeting are held as scheduled and are not adjourned or postponed, Raging River will apply for the Final Order approving the Arrangement on August 21, 2018. If the Final Order is obtained in form and substance satisfactory to Raging River and Baytex, acting reasonably, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Raging River and Baytex expect the Effective Date to occur on or about August 22, 2018. The Effective Date could be delayed, however, for a number of reasons, including a delay in receiving required regulatory approvals or an objection before the Court at the hearing of the application for the Final Order.
Procedure for Exchange of Raging River Share Certificates
A copy of the Letter of Transmittal and Election Form is being provided to the Raging River Shareholders with this Circular. Raging River Shareholders who are eligible and who wish to receive Baytex Shares pursuant to the Arrangement on a tax-deferred basis should complete the accompanying Letter of Transmittal and Election Form and deliver it together with the share certificate(s) or DRS Advice representing its Raging River Shares, to the Depositary prior to 5:00 p.m. (Calgary time) on August 20, 2018 (unless such time is extended by agreement of Raging River and Baytex) in order to ensure that such Raging River Shareholder is considered an Electing Raging River Shareholder. Raging River Shareholders who: (i) fail to submit their duly executed and properly completed Letter of Transmittal and Election Form electing to be an Electing Raging River Shareholder prior to the Election Deadline; or (ii) are not eligible to elect to be an Electing Raging River Shareholder, will be considered to be Non-Electing Raging River Shareholders and will dispose of their Raging River Shares to Raging River Subco in exchange for Raging River Subco Notes, which Raging River Subco Notes will then be transferred to Baytex in exchange for Baytex Shares and as a result such Raging River Shareholder will generally realize a capital gain or capital loss on the disposition of their Raging River Shares pursuant to the Arrangement.
Any Raging River Shareholder that is not: (a) a Person who holds a Raging River Share other than as capital property for purposes of the Tax Act, (b) a non-resident of Canada for purposes of the Tax Act unless any Raging River Shares are taxable Canadian property for purposes of the Tax Act for such non-resident Person, or (c) a Person exempt from Tax under Part I of the Tax Act other than a Deferred Plan, shall be eligible to be an Electing Raging River Shareholder. Raging River Shareholders who hold their Raging River Shares in a Deferred Plan will be deemed to be an Electing Raging River Shareholder and will dispose of their Raging River Shares directly to Baytex for Baytex Shares regardless of whether such Raging River Shareholder submits a Letter of Transmittal and Election Form or not.
Generally, a Raging River Shareholder whose adjusted cost base of their Raging River Shares is greater than the fair market value of the Raging River Shares should not need to elect to be an Electing Raging River Shareholder since, absent such election, such Raging River Shareholder will realize a capital loss on the disposition of their Raging River Shares pursuant to the Arrangement.
Generally, a Raging River Shareholder whose adjusted cost base of their Raging River Shares is less than the fair market value of the Raging River Shares should consider electing to be an Electing Raging River Shareholder prior to the Election Deadline in order to receive the Baytex Shares pursuant to the Arrangement on a tax-deferred basis and, accordingly, not realize a capital gain on the disposition of their Raging River Shares pursuant to the Arrangement.
Raging River Shareholders should review the discussion under "Certain Canadian Federal Income Tax Considerations" and are urged to consult their Tax advisors regarding the Tax consequences of the Arrangement.

The Canadian federal income Tax consequences may be materially different for Raging River Shareholders who are Electing Raging River Shareholders and Raging River Shareholders who are Non-Electing Raging River Shareholders (excluding Deferred Plans).
From and after the Election Deadline, certificates or DRS Advice formally representing Raging River Shares shall represent only the right to receive, as a Non-Electing Raging River Shareholder, Baytex Shares to which the holder is entitled pursuant to the Arrangement. As a result, any Raging River Shareholder (other than Raging River Shareholders that are Deferred Plans) who fails to submit its duly executed and properly completed Letter of Transmittal and Election Form prior to the Election Deadline will dispose of its Raging River Shares on a taxable basis, will indirectly receive the Baytex Shares they are entitled to pursuant to the Arrangement and will realize a capital gain or loss on the disposition of their Raging River Shares equal to the difference between the fair market value of the Baytex Shares received at that time and the adjusted cost base of their Raging River Shares. Raging River Shareholders whose Raging River Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Raging River Shares.

To receive the Baytex Shares issuable pursuant to the Arrangement, the enclosed Letter of Transmittal and Election Form must be duly completed, executed and returned with the share certificate(s) or DRS Advice representing Raging River Shares, and any other documentation as provided in the Letter of Transmittal and Election Form, to the offices of the Depositary specified in the Letter of Transmittal and Election Form. No certificates representing Raging River Subco Notes will be issued and all Non-Electing Raging River Shareholders will receive a DRS Advice representing the Baytex Shares to which they are entitled under the Arrangement without any further action on their part other than the delivery of a duly executed Letter of Transmittal and Election Form and certificates representing Raging River Shares. Upon surrender to the Depositary of a duly completed and executed Letter of Transmittal and Election Form, the share certificate(s) or DRS Advice representing Raging River Shares and any other documentation as provided in the Letter of Transmittal and Election Form, the Depositary shall (subject to any withholdings, if applicable) deliver to such holder a DRS Advice evidencing the number of Baytex Shares to which such holder was issued entitled pursuant to the Arrangement (together with any dividends or distributions with respect thereto pursuant to the Plan of Arrangement). The Letter of Transmittal and Election Form will also be filed under Raging River's SEDAR profile at www.sedar.com.
Raging River Shareholders whose Raging River Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Raging River Shares.
The use of mail to transmit certificates representing Raging River Shares and the Letter of Transmittal and Election Form is at each Raging River Shareholder's option and risk. Raging River recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or, if mailed, mailed by registered mail with return receipt being used and that appropriate insurance be obtained.
If any share certificate or DRS Advice which immediately prior to the Effective Time represented an interest in outstanding Raging River Shares that were exchanged pursuant to the Arrangement has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the former Raging River Shareholder is entitled pursuant to the Arrangement (and any dividends or distributions thereon). The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of Raging River and Baytex and their respective transfer agents, which bond shall be in form and substance satisfactory to each of Raging River and Baytex and their respective transfer agents, or shall otherwise indemnify Raging River and Baytex and their respective transfer agents against any claim that may be made against any of them with respect to the share certificate alleged to have been lost, stolen or destroyed. Alternatively, refer to additional replacement instructions contained in the Letter of Transmittal and Election Form.
Any certificate formerly representing Raging River Shares that is not deposited with all other documents as required by the Plan of Arrangement on or before the last Business Day prior to the third anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature including the right of the former Raging River Shareholder to receive Baytex Shares (and any dividends and other distributions thereon). In such case, such Baytex Shares (together with all dividends and other distributions thereon) shall be returned to Baytex for cancellation and any dividends or other distributions in respect of Baytex Shares shall be returned to Baytex.
In the event that the Arrangement does not proceed, all certificates or DRS Advice representing Raging River Shares deposited with a related Letter of Transmittal and Election Form will be returned to Raging River Shareholders at the name and address specified in the Letter of Transmittal and Election Form by first class mail or, if no name or address is specified, at such name and such address as is shown on the register maintained by Raging River.
Notwithstanding the provisions of the Circular, the Letter of Transmittal and Election Form, the Arrangement Agreement or Plan of Arrangement, DRS Advice evidencing Baytex Shares and certificates or DRS Advice representing Raging River Shares to be returned, will not be mailed if Baytex determines that delivery thereof by mail may be delayed. Persons entitled to a DRS Advice and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates or DRS Advice representing Raging River Shares in respect of which DRS Advice evidencing the Baytex Shares are being issued were originally deposited upon application to the Depositary until such time as Baytex has determined that delivery by mail will no longer be delayed. Notwithstanding the foregoing, the DRS Advice and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Raging River Shares were deposited and payment for those Raging River Shares shall be deemed to have been immediately made upon such deposit.
The Depositary will receive reasonable and customary compensation from Baytex for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liability under securities laws and expenses in connection therewith.

Securities Law Matters
Canada
General
The Baytex Shares and, in the case of Non-Electing Raging River Shareholders (excluding the Raging River Shareholders that are Deferred Plans), the Raging River Subco Notes and the Baytex Shares issued in exchange for the Raging River Subco Notes, to be issued to Raging River Shareholders pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of Applicable Canadian Securities Laws, and the Baytex Shares will generally be "freely tradable" and the resale of such Baytex Shares will be exempt from the prospectus requirements (and not subject to any "restricted period" or "hold period") under Applicable Canadian Securities Laws if the following conditions are met: (i) the trade is not a control distribution (as defined in Applicable Canadian Securities Laws); (ii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling shareholder is an insider or an officer of Baytex, the selling shareholder has no reasonable grounds to believe that Baytex is in default of securities legislation. Raging River Shareholders are urged to consult their legal advisors to determine the applicability to them of the resale restrictions prescribed by Applicable Canadian Securities Laws.
MI 61-101
MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to "business combinations" that terminate the interests of securityholders without their consent. In accordance with MI 61-101, the Arrangement Resolution must be approved by at least a majority of the votes cast by Raging River Shareholders, either in person or by proxy, at the Raging River Meeting, after excluding those Raging River Shares beneficially owned or over which control or direction is exercised by individuals whose votes may not be included in determining minority approval pursuant to MI 61-101.
MI 61-101 provides that, in certain circumstances, where a related party of an issuer (such as a director or executive officer) is entitled to receive a "collateral benefit" in connection with an arrangement transaction (such as the Arrangement) and such transaction is a "business combination" for the purposes of MI 61-101, the transaction will be subject to minority approval requirements. However, the minority approval requirements of MI 61-101 do not apply to related parties who: (i) have beneficial ownership of or control or direction over less than 1% of the issuer's outstanding equity securities at the time the transaction was agreed to; or (ii) (A) the related party discloses to an independent committee of the issuer the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities beneficially owned by the related party; (B) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in subclause (A); and (C) the independent committee's determination is disclosed in the disclosure document for the transaction.
Neil Roszell and Jerry Sapieha are the Executive Chairman and Chief Executive Officer and, the Vice President, Finance and Chief Financial Officer of Raging River, respectively, and are therefore each considered to be a "related party" of Raging River within the meaning of MI 61-101. Messrs. Roszell and Sapieha beneficially own (as such term is defined in MI 61-101) 3.23% and 1.11% of the issued and outstanding Raging River Shares, respectively (or 3.41% and 1.27%, respectively, on the basis that all Raging River Incentives held by the executive officer have been exercised, vested or settled, as applicable). If both Messrs. Roszell and Sapieha are Terminated Employees, they will be entitled to their respective Raging River Severance Amounts and the vesting of their Raging River Performance Awards and Raging River Restricted Awards will be accelerated to immediately prior to the Effective Time. As a result, they will each receive Raging River Shares on the vesting and settlement of such Raging River Performance Awards and Raging River Restricted Awards immediately prior to the Effective Time. Upon review and consideration by the Special Committee, Mr. Roszell is not considered to be receiving a collateral benefit under MI 61-101 as the Special Committee has determined that the value of the Raging River Severance Amount, and the Raging River Shares received on vesting and settlement of Mr. Roszell's Raging River Restricted Awards and Raging River Performance Awards, net of offsetting costs, directly or indirectly, represents less than 5% of the value of the consideration to be received by him pursuant to the Arrangement in exchange, directly or indirectly, for the Raging River Shares beneficially owned by him. Upon similar review, however, assuming Mr. Sapieha is a Terminated Employee, Mr. Sapieha was determined by the Special Committee to be receiving a collateral benefit under MI 61-101 as the receipt of the value of the Raging River Severance Amount, and the Raging River Shares received on vesting and settlement of Mr. Sapieha's Raging River Restricted Awards and Raging River Performance Awards, net of offsetting costs, directly or indirectly, represents more than 5% of the value of the consideration to be received by him pursuant to the Arrangement in exchange, directly or indirectly, for the Raging River Shares beneficially owned by him.
Accordingly, the Arrangement Resolution requires "minority approval" in accordance with MI 61-101 and must be approved by a majority of the votes cast by Raging River Shareholders after excluding those votes attaching to Raging River Shares beneficially owned, or over which control or direction is exercised, by Mr. Sapieha.
The number of Raging River Shares beneficially owned, or over which control or direction is exercised, by Mr. Sapieha and for which the votes attached to which will be excluded in determining minority approval of the Arrangement Resolution is 2,569,906 Raging River Shares representing approximately 1.11% of the issued and outstanding Raging River Shares (on a non-diluted basis).
Although the Arrangement is considered a "business combination" under MI 61-101, Raging River is not required to obtain a "formal valuation" under MI 61-101 as no Interested Party would, as a consequence of the Arrangement, directly or indirectly acquire Raging River or the business of Raging River, or combine with Raging River, through the Arrangement or otherwise, whether alone or with joint actors. Raging River did not consider it necessary to obtain a formal valuation for the purposes of the Arrangement as the Arrangement and the Exchange Ratio was the result of negotiation between two arm's length unrelated parties, being Baytex and Raging River, with both parties having the assistance of independent financial advisors. In addition, prior to entering into the Arrangement Agreement, as detailed under the heading "The Arrangement – Background to the Arrangement – Raging River" Raging River had conducted a broad public review of strategic alternatives that may be available to maximize value for Raging River Shareholders pursuant to which over 260 third parties had been approached to determine their interest in considering a wide variety of potential transactions with Raging River.
United States
The Baytex Shares and the Raging River Subco Notes issuable, directly or indirectly, to Raging River Shareholders in exchange for their Raging River Shares pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act, and will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on July 12, 2018 and, subject to the approval of the Arrangement by Raging River Shareholders and satisfaction of certain other conditions, a hearing on the Arrangement will be held on August 21, 2018 by the Court. See "Procedure for the Arrangement to Become Effective – Court Approval".
The Baytex Shares and the Raging River Subco Notes, issuable directly or indirectly, to Raging River Shareholders pursuant to the Arrangement will be, following completion of the Arrangement, freely tradeable under the U.S. Securities Act, except by persons who will be "affiliates" of Baytex after the Effective Date or were affiliates of Baytex within 90 days before the Effective Date. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Baytex Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom. Subject to certain limitations, affiliates (and former affiliates) solely by virtue of their status as an officer or director of Baytex, may immediately resell Baytex Shares outside the United States without registration under the U.S. Securities Act pursuant to Rule 904 of Regulation S under the U.S. Securities Act. If available, such affiliates (and former affiliates) may also resell such Baytex Shares pursuant to Rule 144 under the U.S. Securities Act.
Affiliates – Rule 144
In general, under Rule 144, persons who are affiliates of Baytex after the Effective Date (or were affiliates of Baytex within 90 days prior to the Effective Date) will be entitled to sell, during any three-month period, the Baytex Shares that they receive in connection with the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange (such as the NYSE) and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale, filing requirements, aggregation rules and the availability of current public information about Baytex. Persons who are affiliates of Baytex after the Effective Date (or within 90 days prior thereto) will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Baytex.
Affiliates – Regulation S
In general, under Rule 904 of Regulation S, persons who are affiliates of Baytex following the Effective Date (or were affiliates of Baytex within 90 days prior to the Effective Date) solely by virtue of their status as an officer or director of Baytex may sell their Baytex Shares outside the United States in an "offshore transaction" if neither the seller, an affiliate nor any person acting on its behalf engages in "directed selling efforts" in the United States and provided that no selling commission, fee or other remuneration is paid in connection with such sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent. For purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered". Also, under Regulation S, subject to certain exceptions contained in Regulation S, an "offshore transaction" is a transaction in which the offer of the applicable securities is not made to a person in the United States, and either (i) at the time the buy order is originated, the buyer is outside the United States or the seller reasonably believes that the buyer is outside of the United States, or (ii) the transaction is executed in, on or through the facilities of a designated offshore securities market (which would include a sale on the TSX).
Certain additional restrictions, set forth in Rule 903 of Regulation S, are applicable to sales outside the United States and to "U.S. persons" (as such term is defined in Regulation S) by a holder of Baytex Shares who is an affiliate of Baytex after the completion of the Arrangement (or was an affiliate of Baytex within 90 days prior to the Effective Date) other than by virtue of his or her status as an officer or director of Baytex.
The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the resale of Baytex Shares received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with Applicable U.S. Securities Laws.
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
Raging River
Raging River Shares
As at July 9, 2018 the directors and executive officers of Raging River and their associates beneficially owned, controlled or directed, directly or indirectly, an aggregate of 15,399,700 Raging River Shares representing 6.65% of the issued and outstanding Raging River Shares (excluding any Raging River Shares that are issuable on exercise or settlement of any Raging River Incentives held by the directors and executive officers of Raging River).
All of the Raging River Shares held by such directors and executive officers of Raging River and their associates will be treated in the same fashion under the Arrangement as Raging River Shares held by any other Raging River Shareholder. If the Arrangement is completed, the directors and executive officers of Raging River and their associates will receive in exchange for such Raging River Shares, directly or indirectly, an aggregate of approximately 20,943,952 Baytex Shares (excluding any Baytex Shares that may be issuable on exercise or settlement of any Raging River Incentives held by the directors and executive officers).
As at July 9, 2018, Baytex did not beneficially own, control or direct, directly or indirectly, any Raging River Shares. As at July 9, 2018, the directors and executive officers of Baytex, as a group, beneficially owned, controlled or directed, directly or indirectly, an aggregate of less than 0.1% of the Raging River Shares.
The Raging River Shares held by each individual director and executive officer of Raging River are set out in the table below under "Summary of Interests of Directors and Executive Officers in the Arrangement".
Raging River Options
As at July 9, 2018, the directors and executive officers of Raging River held an aggregate of 3,256,945 Raging River Options. Based on the closing trading price of the Baytex Shares on the trading day immediately prior to the Agreement Date (and as of the date hereof) and the Exchange Ratio, all of the Raging River Options held by the directors and executive officers are "out-of-the-money".
Pursuant to the Plan of Arrangement, Baytex will be the successor to Raging River under the Raging River Option Plans and as such Baytex will assume the obligations of Raging River under the Raging River Option Plans in respect of currently outstanding Raging River Options. Upon exercise of Raging River Options following the Effective Time, holders of such Raging River Options will be entitled to receive Baytex Shares on the exercise thereof equal to the number of Raging River Shares issuable under such Raging River Options multiplied by the Exchange Ratio at the exercise price of such Raging River Options divided by 1.36. Other than such adjustments as are necessary to reflect the Exchange Ratio, the Raging River Options held by the Continuing Employees will continue to be governed by the terms of the applicable Raging River Option Plan and existing option agreements (including with respect to the vesting provisions) following the Effective Time.

The vesting of Raging River Options granted under the Raging River New Option Plan automatically accelerates upon the occurrence of a "Change of Control" (as defined in the Raging River New Option Plan and which includes a transaction such as the Arrangement) if the employment of the holder of such Raging River Options is terminated without cause in connection with the Change of Control. In addition, the Raging River Board has approved the acceleration of vesting of all Raging River Options granted under the Raging River Old Option Plan held by Terminated Employees to immediately prior to the Effective Time. As a result, the vesting of all unvested Raging River Options held by Terminated Employees granted under either the Raging River New Option Plan or Raging River Old Option Plan will be accelerated to provide that all Raging River Options held by the Terminated Employees will be fully vested at the Effective Time. In addition, pursuant to the terms of the Arrangement Agreement, Raging River and Baytex have agreed that all Terminated Employees will have a period ending on the earlier of: (i) 90 days following the Effective Date; and (ii) the expiry date of the applicable Raging River Option, to exercise the Raging River Options held by such Terminated Employees.
With respect to the Raging River Options held by non-management directors, if (i) the non-management director becomes a director of Baytex at the Effective Time, all Raging River Options held by such non-management director will be treated in the same manner as the Raging River Options are treated for Continuing Employees; and (ii) the non-management director does not become a director of Baytex at the Effective Time, all Raging River Options held by such non-management director will be treated in the same manner as the Raging River Options are treated for Terminated Employees.

The Raging River Options held by each individual director and executive officer of Raging River are set out in the table below under "Summary of Interests of Directors and Executive Officers in the Arrangement".
Raging River Awards
As of July 9, 2018, the executive officers of Raging River held an aggregate of 171,581 Raging River Restricted Awards and an aggregate of 583,250 Raging River Performance Awards. No directors of Raging River, other than Neil Roszell, Executive Chairman and Chief Executive Officer of Raging River, and Bruce Beynon, President of Raging River, held any Raging River Awards.
The completion of the Arrangement will result in a "Change of Control" under the Raging River Award Plan and as a result:

(i)
all unvested Raging River Restricted Awards and Raging River Performance Awards held by Terminated Employees will conditionally vest immediately prior to the Effective Time and Raging River shall issue Raging River Shares immediately prior to the Effective Time as settlement of such Raging River Awards;

(ii)
all unvested Raging River Restricted Awards and Raging River Performance Awards held by Continuing Employees will, subject to (iii) below, continue on the same terms and conditions (including with respect to the vesting provisions) and such Raging River Awards will entitle holders to receive Baytex Shares following the Effective Time in lieu of Raging River Shares with such number of Baytex Shares based on the number of Raging River Shares underlying such Raging River Awards multiplied by the Exchange Ratio; and

(iii)
pursuant to the Arrangement Agreement, the Raging River Payout Multiplier applicable to the Raging River Performance Awards, whether held by Terminated Employees or Continuing Employees, will be fixed at 1.0.

The Raging River Awards held by each individual executive officer of Raging River are set out in the table below under "Summary of Interests of Directors and Executive Officers in the Arrangement".
Raging River DSUs
As of July 9, 2018, the non-management directors of Raging River held an aggregate of 199,512 Raging River DSUs. Neil Roszell, Executive Chairman and Chief Executive Officer of Raging River, and Bruce Beynon, President of Raging River, did not hold any Raging River DSUs.
Pursuant to the Arrangement Agreement, all non-management directors of Raging River will cease to be members of the Raging River Board as at the Effective Time. As a result, at the Effective Time each director who holds Raging River DSUs (having agreed to accelerate the maturity date thereof to the Effective Date) will be entitled to a cash payment equal to the number of Raging River DSUs held by such director at the Effective Time multiplied by the closing price of the Raging River Shares on the TSX on the trading day immediately prior to the Effective Date.
The Raging River DSUs held by each individual director of Raging River are set out in the table below under "Summary of Interests of Directors and Executive Officers in the Arrangement".
Baytex Shares
As at July 9, 2018, Raging River did not beneficially own, control or direct, directly or indirectly, any Baytex Shares. The directors and officers of Raging River, as a group, beneficially owned, controlled or directed, directly or indirectly less than 1% of the issued and outstanding Baytex Shares.
Severance and Retention Bonuses

Raging River does not have any employment agreements with any of its executive officers. Any executive officer who will be a Terminated Employee will receive the Raging River Severance Amount at the Effective Time. Any executive officer of Raging River who will be a Continuing Employee will be paid the Raging River Retention Bonus (equal in value to the calculation of the Raging River Severance Amount in respect to such executive officer) on the following basis: (i) fifty percent (50%) of such Raging River Retention Bonus at the Effective Time, provided such former executive officer of Raging River has not voluntarily resigned or been terminated with cause prior to the Effective Time; and (ii) fifty percent (50%) of such Raging River Retention Bonus on the earlier of: (A) April 1, 2019, or (B) the date of termination without cause, provided such former executive officer of Raging River has not voluntarily resigned or been terminated with cause prior to April 1, 2019.
The Raging River Severance Amount and the aggregate Raging River Retention Bonus to be received by each individual executive officer is set out in the table below under "Summary of Interests of Directors and Executive Officers in the Arrangement".
Continuing Insurance Coverage for Directors and Officers of Raging River
Pursuant to the Arrangement Agreement, Baytex has agreed that, it will maintain or will cause to be maintained in effect, for six years from the Effective Time, policies of directors' and officers' insurance providing coverage comparable to the coverage provided by the directors' and officers' policies of Raging River that are in effect immediately prior to the Effective Time and providing coverage in respect of claims arising from facts or events that occurred on or prior to the Effective Time and which will cover all claims made prior to the Effective Date or within six years of the Effective Date. Prior to the Effective Time, Raging River may, in the alternative, purchase run off directors' and officers' liability insurance for the benefit of its officers and directors having a coverage period of up to six years from the Effective Time.

Summary of Interests of Directors and Executive Officers in the Arrangement
Non-Management Directors
The interests of the non-management directors of Raging River in the Arrangement are summarized in the following table. The Raging River Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement to Raging River Shareholders.

Name	Number and Percentage of Raging River Shares held(1)	Number of Raging River Shares Issuable pursuant to all Raging River Options held(2)(3)	Expected Number of Baytex Shares Issuable pursuant to the Arrangement in Exchange for Raging River Shares held(4)	Maximum Number of Baytex Shares Issuable pursuant to the Arrangement in Exchange for Raging River Shares held (assuming exercise of all Raging River Options held)(5)	Number of Raging River DSUs held(6)	Estimated Payment for the outstanding Raging River DSUs held(7) ($)

Gary Bugeaud	358,966 (0.16%)	58,000	488,194	567,074	44,364	307,709
George Fink	865,303 (0.37%)	58,000	1,176,812	1,255,692	41,370	286,942
Raymond Mack	586,336 (0.25%)	58,000	797,417	876,297	21,309	147,799
Kevin Olson	1,194,059 (0.52%)	58,000	1,623,920	1,702,800	48,853	338,844
Dave Pearce	100,000 (0.04%)	58,000	136,000	214,880	43,616	302,521
Total:	3,104,664 (1.34%)	290,000	4,222,343	4,616,743	199,512	1,383,815
Notes:

(1)
If Messrs. Bugeaud, Fink, Mack, Olson or Pearce were to exercise the Raging River Options held by each of them they would hold 416,966 Raging River Shares (0.18%), 923,303 Raging River Shares (0.40%), 644,336 Raging River Shares (0.28%), 1,252,059 Raging River Shares (0.54%) or 158,000 Raging River Shares (0.07%), respectively.

(2)	All Raging River Options held by the directors are vested.

(3)
The exercise price of all of the Raging River Options held by the non-management directors is $8.90 per Raging River Share and as a result all such Raging River Options are "out-of-the-money" based on the closing trading price of $5.10 per Baytex Share on the trading day immediately prior to the Agreement Date, which implies a price of $6.94 per Raging River Share based on the Exchange Ratio.

(4)
As all of the Raging River Options held by non-management directors are "out-of-the-money", it is currently not expected that any Raging River Options held by non-management directors will be exercised prior to the Effective Time.

(5)
To the extent that the trading price of the Raging River Shares increases prior to the expiry time of such Raging River Options, such Raging River Options may be exercised by the holders thereof and therefore this column reflects the maximum number of Baytex Shares that could be issued if all Raging River Options held by the non-management directors of Raging River were exercised prior to such expiry time. Assumes no Raging River Options held by the non-management directors are exercised on a "cashless" basis.

(6)	Includes Raging River DSUs issued to certain directors received in lieu of such directors receiving cash payments in respect of their annual retainer fees.

(7)
Calculated assuming a value for the Baytex Shares of $5.10 per Baytex Share (based on the closing trading price of the Baytex Shares on the TSX on June 15, 2018, the trading day immediately prior to the Agreement Date) multiplied by the Exchange Ratio multiplied by the number of Raging River DSUs.

Executive Officers
The interests of the executive officers of Raging River in the Arrangement are summarized in the following table. The Raging River Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement to Raging River Shareholders. The interests of each executive officer is shown both as if such executive officer is determined to be a Continuing Employee or a Terminated Employee as it has not yet been determined for all executive officers who will be Continuing Employees and who will be Terminated Employees; however, as announced in the joint press release of Baytex and Raging River dated June 18, 2018, it is expected that both Bruce Beynon, President of Raging River, and Jason Jaskela, Vice President, Production and Chief Operating Officer of Raging River, will be Continuing Employees as they are expected to fill senior management positions with Baytex and that Neil Roszell, Executive Chairman and Chief Executive Officer of Raging River, will be a Terminated Employee as he will not be an employee of Raging River or Baytex following the Effective Time (Mr. Roszell will assume the role as Chairman of the Baytex Board following the Effective Time).

Name and Position	Number and Percentage of Raging River Shares held(1)	Number of Raging River Shares Issuable pursuant to all Raging River Options held (vested/unvested)(2)	Number of Raging River Shares issuable pursuant to all Raging River Awards held(3)	Expected Number of Baytex Shares Issuable at the Effective Time pursuant to the Arrangement in Exchange for Raging River Shares held by Continuing Employees(4)	Expected Number of Baytex Shares Issuable at the Effective Time pursuant to the Arrangement in Exchange for Raging River Shares held by Terminated Employees(5)	Maximum Number of Baytex Shares issuable pursuant to the Arrangement (assuming exercise or settlement of all Raging River Incentives)(6)	Estimated Raging River Severance Payment or Raging River Retention Bonus(7)(8) ($)
Neil Roszell Executive Chairman and Chief Executive Officer	7,474,224 (3.23%)	322,001/99,999	118,333	10,164,945	10,325,878	10,899,798	1,191,667
Bruce Beynon President	582,849 (0.25%)	248,334/85,666	92,500	792,675	918,475	1,372,715	975,000
Jerry Sapieha Vice President, Finance and Chief Financial Officer	2,569,906 (1.11%)	244,001/76,999	87,000	3,495,072	3,613,392	4,049,952	821,667
Jason Jaskela Vice President, Production and Chief Operating Officer	1,268,608 (0.55%)	244,001/76,999	87,000	1,725,307	1,843,627	2,280,187	821,667
Jesse Barlow Vice President, Engineering	56,801 (0.02%)	371,835/216,165	67,666	77,249	169,275	968,955	480,000
Terry Danku Vice President, Exploitation	296,859 (0.13%)	227,501/60,499	67,666	403,728	495,754	887,434	480,000
Jon Grimwood Vice President, Exploration	Nil (0.0%)	Nil/150,000	70,000	Nil	95,200	299,200	480,000
Chad Lundberg Vice President, Operations	18,466 (0.01%)	83,334/227,166	97,000	25,114	157,034	579,314	480,000
Scott Rideout Vice President, Land	27,323 (0.01%)	116,280/116,165	67,666	37,159	129,185	445,310	480,000
Total:	12,295,036 (5.31%)	1,857,287/1,109,658	754,831	16,721,249	17,747,819	21,782,864	6,210,000
Notes:

(1)
If Messrs. Roszell, Beynon, Sapieha, Jaskela, Barlow, Danku, Grimwood, Lundberg or Rideout were to exercise the Raging River Options (including both vested and unvested Raging River Options) held by each of them and Raging River Shares were issued on settlement of all Raging River Awards (utilizing the fixed Raging River Payout Multiplier of 1.0 in respect of Raging River Performance Awards) held by each of them, they would hold 8,014,557 Raging River Shares (3.41%), 1,009,349 Raging River Shares (0.43%), 2,977,906 Raging River Shares (1.27%), 1,676,608 Raging River Shares (0.71%), 712,467 Raging River Shares (0.30%), 652,525 Raging River Shares (0.28%), 220,000 Raging River Shares (0.09%), 425,966 Raging River Shares (0.18%) or 327,434 Raging River Shares (0.14%), respectively.

(2)
The vesting of all unvested Raging River Options held by Terminated Employees will be accelerated such that the Terminated Employees shall be entitled to exercise all Raging River Options for Baytex Shares, subject to adjustment for the Exchange Ratio, for a period ending on the earlier of: (i) 90 days following the Effective Time; and (ii) the expiry date of the applicable Raging River Option. Following the Effective Time, Raging River Options held by a Continuing Employee will continue to be governed by the Raging River Old Option Plan and/or the Raging River New Option Plan, as applicable, and upon vesting of such Raging River Options in accordance with the existing vesting provisions such Continuing Employees shall be entitled to exercise all such Raging River Options for Baytex Shares, subject to adjustment for the Exchange Ratio. The exercise prices of the outstanding Raging River Options held by the executive officers of Raging River range from $7.26 to $10.76 per Raging River Share and as a result all of such Raging River Options are "out-of-the-money" based on the closing trading price of $5.10 per Baytex Share on the trading day immediately prior to the Agreement Date, which implies a price of $6.94 per Raging River Share based on the Exchange Ratio.

(3)
Terminated Employees will have all unvested Raging River Restricted Awards and Raging River Performance Awards conditionally vest immediately prior to the Effective Time and Raging River shall issue Raging River Shares immediately prior to the Effective Time as settlement of the Raging River Awards, with the Raging River Payout Multiplier applicable to the Raging River Performance Awards fixed at 1.0. Raging River Awards held by a Continuing Employee will continue on their existing terms and conditions and such Raging River Awards will entitle holders to receive Baytex Shares following the Effective Time in lieu of Raging River Shares with such number of Baytex Shares based on the Exchange Ratio and the Raging River Payout Multiplier applicable to the Raging River Performance Awards, which will be fixed at 1.0.

(4)
Assumes each executive officer will be a Continuing Employee and as such will only receive Baytex Shares at the Effective Time in exchange for Raging River Shares currently held by such executive officer because no Raging River Awards held by Continuing Employees will vest prior to the Effective Time and all Raging River Options (whether vested or unvested) are not expected to be exercised prior to the Effective Time as such Raging River Options are currently out-of-the-money. As indicated above, the Raging River Awards and Raging River Options held by Continuing Employees will remain outstanding after the Effective Time.

(5)
Assumes each executive officer will be a Terminated Employee and as such will receive Baytex Shares at the Effective Time in exchange for Raging River Shares currently held by such executive officer and in exchange for Raging River Shares received on settlement of Raging River Awards held by such executive officer because all Raging River Awards held by Terminated Employees will vest immediately prior to the Effective Time and all Raging River Options (whether vested or unvested) are not expected to be exercised prior to the Effective Time as such Raging River Options are currently "out-of-the-money".

(6)
Represents the maximum number of Baytex Shares that could be issued to each executive officer including: (i) in exchange for Raging River Shares currently held by such executive officer; (ii) on the exercise of all Raging River Options (whether vested or unvested and whether "in-the-money" or "out-of-the-money") held by such executive officer; and (iii) on vesting and settlement of all Raging River Awards (whether vested or unvested and utilizing the fixed Raging River Payout Multiplier of 1.0) held by such executive officer. As the Raging River Awards held by Continuing Employees and all of the Raging River Options will survive the closing of the Arrangement, the Baytex Shares issuable to the executive officers as reflected in this column may be issued at or after the Effective Time.

(7)	Terminated Employees will receive the Raging River Severance Amount at the Effective Time.

(8)
Continuing Employees will be paid the Raging River Retention Bonus on the following basis: (i) fifty percent (50%) of such Raging River Retention Bonus at the Effective Time, provided such former executive officer of Raging River has not voluntarily resigned or been terminated with cause prior thereto; and (ii) fifty percent (50%) of such Raging River Retention Bonus on the earlier of: (A) April 1, 2019 or (B) the date of termination without cause, provided such former executive officer of Raging River has not voluntarily resigned or been terminated with cause prior to April 1, 2019.

Baytex
To the knowledge of Baytex, the directors and executive officers of Baytex have no material interest in the Arrangement and the Issuance Resolution that differs from the interests of Baytex Shareholders generally.
As at the date hereof, the current directors and executive officers of Baytex and their associates and affiliates, as a group, beneficially own, or control or direct, directly or indirectly, less than 2% of each of the outstanding Baytex Shares (on a non-diluted basis) and Raging River Shares (on a non-diluted basis).
The Baytex Board has determined, acting in good faith, that a "Change of Control" as defined in the Baytex Award Plan is not intended to occur as a result of the completion the Arrangement and as a result the vesting or the "Issue Date" (as defined in the Baytex Award Plan) of Baytex Performance Awards and Baytex Restricted Awards will not be accelerated as a result of the completion of the Arrangement.
Baytex Energy Ltd. has entered into the Baytex Employment Agreements with its executive officers that provide for certain payments to be made following the occurrence of a "Change of Control" of Baytex and a subsequent termination without cause, constructive dismissal or involuntary relocation. The Baytex Employment Agreements do not apply in the event of a termination of employment in advance of a Change of Control. In such circumstances, the officers' entitlements would be based on the common law, statute and the rights granted to such individuals under the Baytex Award Plan.
The completion of the Arrangement will constitute a "change of control" under the Baytex Employment Agreements. As a result, if following the completion of the Arrangement, the officer does not continue to be employed at a level of responsibility and compensation at least commensurate with such officer's level of responsibility and compensation immediately prior to the completion of the Arrangement or the officer is relocated to a location other than Calgary, Alberta without such officer's consent, the officer may, within six months following the date of the completion of the Arrangement, treat his or her employment as being terminated and such officer will be entitled to certain termination payments as provided for in the Baytex Employment Agreements. For further information concerning the compensation arrangements that would be provided to terminated officers, please refer to the Baytex Information Circular which is incorporated by reference into this Circular. See "Information Concerning Baytex Energy Corp.".
Messrs. Bowzer, Chwyl and Shwed and Ms. Peters will not be continuing as members of the Baytex Board upon completion of the Arrangement. Each of Messers. Chwyl and Shwed and Ms. Peters hold 4,846 Baytex Performance Awards and 43,834 Baytex Restricted Awards. Mr. Bowzer holds 74,444 Baytex Performance Awards and 57,019 Baytex Restricted Awards. The Baytex Board has approved an amendment of these Baytex Restricted Awards and Baytex Performance Awards to provide that the "Issue Dates" (as defined in the Baytex Award Plan) for such awards shall be accelerated to the Effective Date. In addition, the "Payout Multiplier" (as defined in the Baytex Award Plan) for the Baytex Performance Awards held by these directors will be 1.0x, which is based on the actual Payout Multiplier for 2015, 2016 and 2017.
Based on the closing price of the Baytex Shares on June 15, 2018, the last trading day on which the Baytex Shares traded prior to the announcement of the Arrangement, of $5.10 and a Payout Multiplier of 1.0x, the benefit of the accelerated issuance to Messrs. Bowzer, Chwyl and Shwed and Ms. Peters would be $248,268 each (before Tax) and the benefit to Mr. Bowzer would be $670,461 (before Tax). These amendments were made in accordance with the amendment provision contained in the Baytex Award Plan, have been approved by the TSX and did not require Baytex Shareholder approval.
The directors and officers of Baytex have indicated their intention to vote their Baytex Shares in favour of the Issuance Resolution and have entered into Baytex Support Agreements with Raging River agreeing to do so. See "Effect of the Arrangement – Baytex Support Agreements".
Baytex has retained CIBC and Scotia to be co-financial advisors to Baytex with respect to the Arrangement. CIBC and Scotia have received or will receive fees from Baytex for services rendered. See "The Arrangement – Baytex Financial Advisors and Fairness Opinion".
LEGAL DEVELOPMENTS
Section 193 of the ABCA provides that, where it is impracticable for a corporation to effect an arrangement under any other provision of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Raging River for approval of the Arrangement. Raging River has been advised by its counsel, Burnet, Duckworth & Palmer LLP, that the Court has broad discretion under the ABCA when making orders with respect to plans of arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Raging River may determine not to proceed with the Arrangement.
There have been a number of judicial decisions considering Section 193 of the ABCA and applications to various arrangements. There have been recent judicial decisions which may apply in this instance, particularly with respect to the role of fairness opinions in a transaction of the nature of a plan of arrangement. Raging River Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.
DISSENT RIGHTS
The following description of the Dissent Rights to which registered Raging River Shareholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such Dissenting Shareholder's Raging River Shares and is qualified in its entirety by the reference to the full text of the Interim Order, and the text of Section 191 of the ABCA, which are attached to this Circular as Appendix "C" and Appendix "H", respectively, and the Plan of Arrangement which is appended to the Arrangement Agreement as Schedule "A" and is available under each of Raging River's and Baytex's SEDAR profile www.sedar.com. A Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order. Failure to strictly adhere to the procedures established therein may result in the loss of all rights thereunder. Accordingly, each Dissenting Shareholder who might desire to exercise Dissent Rights should consult their own legal advisor.
A Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.
Each registered Raging River Shareholder shall have Dissent Rights. A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a Raging River Shareholder and shall only be entitled to be paid the fair value of the Dissenting Shareholder's Raging River Shares. A Dissenting Shareholder who is paid the fair value of the Dissenting Shareholder's Raging River Shares shall be deemed to have transferred the Dissenting Shareholder's Raging River Shares to Baytex for cancellation at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the Dissenting Shareholder's Raging River Shares shall be deemed to have participated in the Arrangement on the same basis as a non‑dissenting Raging River Shareholder. The fair value of the Raging River Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Raging River Shareholders at the Raging River Meeting, but in no event shall Raging River or Baytex be required to recognize such Dissenting Shareholder as a Raging River Shareholder after the Effective Date and the name of such holder shall be removed from the register of Raging River Shares after the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted or has instructed a proxyholder to vote their Raging River Shares in favour of the Arrangement shall be entitled to exercise Dissent Rights.
Dissenting Shareholders must provide a written objection to the Arrangement Resolution to Raging River c/o Burnet, Duckworth & Palmer LLP, Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1, Attention: Jeffrey Sharpe, by 5:00 p.m. on August 17, 2018 or the second last Business Day immediately preceding the date of any adjournment or postponement of the Raging River Meeting.
Baytex or a Dissenting Shareholder may apply to the Court, by way of an originating notice, after the approval of the Arrangement Resolution, to fix the fair value of the Dissenting Shareholder's Raging River Shares. If such an application is made to the Court by either Raging River or a Dissenting Shareholder, Raging River must, unless the Court orders otherwise, send to each Dissenting Shareholder a written offer to pay the Dissenting Shareholder an amount considered to be the fair value of the Raging River Shares held by such Dissenting Shareholders. The offer, unless the Court orders otherwise, must be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if Raging River is the applicant, or within 10 days after Raging River is served a copy of the originating notice, if a Dissenting Shareholder is the applicant. Every offer will be made on the same terms to each Dissenting Shareholder of Raging River Shares and contain or be accompanied with a statement showing how the fair value was determined.
A Dissenting Shareholder may make an agreement with Raging River for the purchase of such holder's Raging River Shares in the amount of the offer made by Raging River or otherwise, at any time before the Court pronounces an order fixing the fair value of the Raging River Shares.

A Dissenting Shareholder will not be required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Raging River Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against Raging River and in favour of each of those Dissenting Shareholders, and fixing the time within which Raging River must pay the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Raging River Shareholder, until the date of payment.
On the Arrangement becoming effective, or upon the making of an agreement between Raging River and the Dissenting Shareholder as to the payment to be made by Raging River to the Dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a Raging River Shareholder other than the right to be paid the fair value of such holder's Raging River Shares in the amount agreed upon or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw the Dissenting Shareholder's dissent, or if the Arrangement has not yet become effective, Raging River may rescind the Arrangement Resolution, and in either event, the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.
Raging River shall not make a payment to a Dissenting Shareholder under Section 191 of the ABCA if there are reasonable grounds for believing that it is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the aggregate of its liabilities. In such event, Raging River shall notify each Dissenting Shareholder that it is unable lawfully to pay the Dissenting Shareholder for their Raging River Shares, in which case the Dissenting Shareholder may, by written notice to Raging River within 30 days after receipt of such notice, withdraw such holder's written objection, in which case the holder shall be deemed to have participated in the Arrangement as a Raging River Shareholder. If the Dissenting Shareholder does not withdraw such holder's written objection, such Dissenting Shareholder retains status as a claimant against Raging River to be paid as soon as it is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of its creditors but in priority to its shareholders.
All Raging River Shares held by Dissenting Shareholders who exercise Dissent Rights will, if the holders do not otherwise withdraw their written objection, be deemed to be transferred to Raging River under the Arrangement, and cancelled in exchange for the fair value thereof or will, if such Dissenting Shareholders ultimately are not so entitled to be paid the fair value thereof, be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Raging River Shares, and such Raging River Shares will be deemed to be exchanged for Baytex Shares based on the Exchange Ratio pursuant to the Arrangement.
The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Dissenting Shareholders who seek payment of the fair value of their Raging River Shares. Section 191 of the ABCA, as modified by the Interim Order, requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, Dissenting Shareholders who might desire to exercise Dissent Rights should carefully consider and comply with the provisions of Section 191 of the ABCA, the full text of which is set out in Appendix "H" to this Circular, as modified by the Interim Order, the full text of which is set out in Appendix "C" to this Circular, and consult their own legal advisor.
Unless otherwise waived, it is a condition to the completion of the Arrangement that, holders of not more than 5% of the issued and outstanding Raging River Shares shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Burnet, Duckworth & Palmer LLP, counsel to Raging River, the following summary describes, as of the date hereof, the principal Canadian federal income Tax considerations generally applicable to Raging River Shareholders that, for purposes of the Tax Act and at all relevant times: (i) hold their Raging River Shares, and will hold any Baytex Shares acquired as part of the Arrangement, as capital property; (ii) deal at arm’s length with Raging

River and Baytex; (iii) are not affiliated with Raging River or Baytex; and (iv) are not connected with Raging River or Baytex.
Baytex Shares acquired as part of the Arrangement generally will be considered to be capital property to a holder thereof unless the shares are held in the course of carrying on a business or in connection with an adventure or concern in the nature of trade. Certain Shareholders that are resident in Canada for purposes of the Tax Act and whose Raging River Shares or Baytex Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such shares, and any other "Canadian security" (as defined in the Tax Act), deemed to be capital property. Raging River Shareholders contemplating making such an election should first consult their own Tax advisors.
This summary is not applicable to a Raging River Shareholder: (a) that is a "financial institution", as defined in the Tax Act for the purpose of the mark-to-market rules; (b) that is a "specified financial institution" as defined in the Tax Act; (c) that has an interest in which is a "tax shelter" or a "tax shelter investment" as defined in the Tax Act; (d) that reports its "Canadian tax results" (as defined in the Tax Act) in a currency other than Canadian currency; (e) who enters into a "derivative forward agreement" (as defined in the Tax Act); (f) who, immediately following the Arrangement, will, either alone or together with persons with whom such Shareholder does not deal at arm’s length, either control Baytex or beneficially own shares of Baytex which have a fair market value in excess of 50% of the fair market value of all outstanding shares of the capital stock of Baytex; or (g) who receives dividends under or as part of a "dividend rental arrangement" (as defined in the Tax Act). In addition, this summary does not address the Tax considerations applicable to a Raging River Shareholder in respect of Raging River Shares acquired pursuant to employee compensation plans or arrangements. Such a Raging River Shareholder should consult its own Tax advisors with respect to the Arrangement.
Additional considerations, not discussed herein, may be applicable to a Raging River Shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such a Raging River Shareholder should consult its own Tax advisors.
This summary is based on the facts set out in this Circular, the provisions of the Tax Act and the regulations thereunder ("Tax Regulations") in force as of the date hereof, all specific proposals to amend the Tax Act and the Tax Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof ("Proposed Amendments"), the Canada-U.S. Income Tax Convention (the "Canada-U.S. Treaty"), and Burnet, Duckworth & Palmer LLP's understanding of the current published administrative and assessing policies of the Canada Revenue Agency ("CRA").
This summary assumes that all Proposed Amendments will be enacted in the form proposed. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative, or judicial action or decision, nor does it take into account provincial, territorial or foreign income Tax considerations, which may be different from the Canadian federal income Tax considerations discussed below.
This summary does not take into consideration the Proposed Amendments announced by the Minister of Finance (Canada) as part of the Federal Budget tabled on February 27, 2018 pertaining to the taxation of private corporations and their shareholders. Each Holder that is a private corporation should consult with its own Tax advisors for advice with respect to the Tax consequences that could arise as a result of such Proposed Amendments.
This summary is of a general nature only, and is not exhaustive of all possible Canadian federal income Tax considerations. This summary is not intended to be, nor should it be construed to be, legal or Tax advice or representations to any particular Raging River Shareholder. Accordingly, Raging River Shareholders should consult their own Tax advisors for advice in respect of the consequences to them of the Arrangement having regard to their particular circumstances.
Shareholders Resident in Canada
This section of the summary of Canadian federal income Tax considerations is applicable to a Raging River Shareholder that is, or is deemed to be, a resident of Canada for the purposes of the Tax Act.

Under the Arrangement, Electing Raging River Shareholders and Raging River Shareholders that are Deferred Plans will dispose of their Raging River Shares directly to Baytex in exchange for Baytex Shares.
Non-Electing Raging River Shareholders (excluding Non-Electing Raging River Shareholders that are Deferred Plans) will dispose of their Raging River Shares to Raging River Subco in exchange for Raging River Subco Notes, which will then be disposed of to Baytex in exchange for Baytex Shares.
Electing Raging River Shareholders
An Electing Raging River Shareholder will transfer its Raging River Shares to Baytex in exchange for the number of Baytex Shares as determined pursuant to the Exchange Ratio. This transfer will be a tax-deferred exchange under section 85.1 of the Tax Act, unless the Electing Raging River Shareholder includes any portion of the gain or loss, otherwise determined, in computing its income for the taxation year which includes the Arrangement. As a result, provided no part of the gain or loss is so included, an Electing Raging River Shareholder will be deemed to have disposed of its Raging River Shares for proceeds of disposition equal to the adjusted cost base to the Electing Raging River Shareholder of such shares immediately before the exchange. An Electing Raging River Shareholder will be deemed to have acquired its Baytex Shares at a cost equal to the adjusted cost base to the Electing Raging River Shareholder of its Raging River Shares immediately before the exchange. Raging River Shareholders are referred to CRA Income Tax Folio S4-F5-C1 for further information respecting section 85.1 of the Tax Act.
If an Electing Raging River Shareholder chooses to treat the disposition of such shareholder's Raging River Shares and acquisition of Baytex Shares as a taxable transaction by including any portion of the gain or loss in computing its income, the Electing Raging River Shareholder will realize a capital gain (or capital loss) to the extent that the fair market value of the Baytex Shares exceeds (or is less than) the adjusted cost base to Electing Raging River Shareholder of such shareholder's Raging River Shares immediately before the exchange and any reasonable costs of disposition.
In this event, the cost to the Electing Raging River Shareholder of the Baytex Shares received will be equal to the fair market value of such Baytex Shares determined at such time as the Baytex Shares are received. See "– Taxation of Capital Gains and Capital Losses" below.
Non-Electing Raging River Shareholders
Non-Electing Raging River Shareholders (excluding Raging River Shareholders that are Deferred Plans) will dispose of their Raging River Shares to Raging River Subco in exchange for Raging River Subco Notes, which will then be disposed of to Baytex in exchange for Baytex Shares. Such a Non-Electing Raging River Shareholder will be considered to have disposed of its Raging River Shares for proceeds of disposition equal to the aggregate of the fair market value of the Raging River Subco Note(s) received which fair market value should be equal to the Baytex Shares received in exchange for the Raging River Subco Note(s) at the time of this later exchange. Such a Non-Electing Raging River Shareholder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Raging River Shares, net of any reasonable costs associated with the disposition, exceed (or are less than) the Non-Electing Raging River Shareholder’s adjusted cost base of its Raging River Shares. The cost to the Non-Electing Raging River Shareholder of the Baytex Shares received will be equal to the fair market value of such Baytex Shares at such time as the Baytex Shares are received. The general Tax treatment of capital gains and losses is discussed below under the heading "– Taxation of Capital Gains and Capital Losses".
Taxation of Capital Gains and Capital Losses
Generally, one-half of any capital gain (a "taxable capital gain") realized by a Raging River Shareholder in a taxation year must be included in the Raging River Shareholder’s income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Raging River Shareholder in a taxation year will be deducted from taxable capital gains realized by the Raging River Shareholder in that year.
Allowable capital losses realized in a taxation year in excess of taxable capital gains generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.
The amount of any capital loss realized by a Raging River Shareholder that is a taxable Canadian corporation may be reduced by the amount of dividends received or deemed to be received by such Raging River Shareholder on the particular shares disposed of (or on shares for which such shares have been substituted) to the extent and under the circumstances described in the Tax Act. Analogous rules apply to a partnership or certain trusts of which a corporation is a member or beneficiary.
A Raging River Shareholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable Tax on certain investment income, including taxable capital gains. Capital gains realized by a Raging River Shareholder who is an individual may give rise to a liability for minimum Tax.
Taxation of Dividends on Baytex Shares
In the case of a Raging River Shareholder who is an individual, a dividend received or deemed to be received on the Baytex Shares will be included in computing the Raging River Shareholder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations, as defined in the Tax Act.
Provided that appropriate designations are made by Baytex, such dividend will be treated as an "eligible dividend" for the purposes of the Tax Act and a Raging River Shareholder who is an individual will be entitled to an enhanced dividend Tax credit in respect of such dividend. There may be limitations on Baytex's ability to designate dividends and deemed dividends as eligible dividends.
Dividends received or deemed to be received on the Baytex Shares by a Raging River Shareholder that is a corporation will be included in computing the corporation’s income and normally will be deductible in computing its taxable income to the extent and in the circumstances provided in the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Raging River Shareholder that is a corporation as proceeds of disposition or a capital gain. Raging River Shareholders that are corporations should consult their own Tax advisors having regard to their own circumstances.
A Raging River Shareholder that is a "private corporation" as defined in the Tax Act or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable Tax under Part IV of the Tax Act on dividends received or deemed to be received on the Baytex Shares to the extent that such dividends are deductible in computing the Raging River Shareholder’s taxable income.
A dividend received by a Raging River Shareholder who is an individual (including certain trusts) may result in such Raging River Shareholder being liable for minimum Tax under the Tax Act. Raging River Shareholders who are individuals should consult their own Tax advisors in this regard.
Disposition of Baytex Shares
A disposition or a deemed disposition of a Baytex Share by a Raging River Shareholder (except to Baytex) will generally result in the Raging River Shareholder realizing a capital gain (or capital loss) in the year of the disposition equal to the amount by which the proceeds of disposition of the Baytex Share are greater (or less) than the aggregate of the Raging River Shareholder’s adjusted cost base thereof and any reasonable costs of disposition. The cost of a Baytex Share to a Raging River Shareholder generally will be the average of the cost of all Baytex Shares held by such Resident Shareholder as capital property. Such capital gain (or capital loss) will be subject to the Tax treatment described above under "– Taxation of Capital Gains and Capital Losses".
Dissenting Shareholders

Dissenting Shareholders will transfer their Raging River Shares to Baytex in exchange for cash consideration in an amount equal to the fair value of such Raging River Shares at the Effective Time. A Dissenting Shareholder will be considered to have disposed of its Raging River Shares for proceeds of disposition equal to the amount received by the Dissenting Shareholder (less any interest awarded by a court). As a result, such Dissenting Shareholder will realize a capital gain (or a capital loss) equal to the amount by which the aggregate proceeds of disposition received exceed (or are less than) the aggregate of (i) the adjusted cost base to the Dissenting Shareholder of its Raging River Shares immediately before such disposition; and (ii) any reasonable costs of disposition. See " – Taxation of Capital Gains and Capital Losses" above.
Interest awarded to a Dissenting Shareholder by the Court will be included in the Dissenting Shareholder's income for the purposes of the Tax Act.
In addition, a Dissenting Shareholder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable Tax on its "aggregate investment income" (as defined in the Tax Act), including interest income and taxable capital gains (See " – Taxation of Capital Gains and Capital Losses" above).
Additional income Tax considerations may be relevant to Dissenting Shareholders that fail to perfect or withdraw their claims pursuant to the Dissent Rights. Dissenting Shareholders should consult their own Tax advisors.
Eligibility for Investment
If, at the Effective Time of the Arrangement, the Baytex Shares are listed on a "designated stock exchange", as defined in the Tax Act (which currently includes the TSX and NYSE), the Baytex Shares will be a "qualified investment", as defined in the Tax Act, for Deferred Plans.
Notwithstanding the foregoing, a holder of a TFSA or an RDSP, an annuitant under an RRSP or RRIF, or the subscriber of an RESP (as applicable) will be subject to a penalty Tax if the Baytex Shares are a "prohibited investment", as defined in the Tax Act, for such Deferred Plan. Generally, the Baytex Shares will not be a "prohibited investment" for a trust governed by a TFSA, RRSP, RRIF, RDSP or RESP provided that the holder of the TFSA or RDSP, the annuitant under the RRSP or RRIF, or the subscriber of the RESP, as the case may be, deals at arm’s length with Baytex for purposes of the Tax Act and does not have a "significant interest", as defined in the Tax Act, in Baytex.
Shareholders who hold Raging River Shares in a Deferred Plan will be deemed to be Electing Raging River Shareholders pursuant to the Plan of Arrangement.
Shareholders who hold Raging River Shares or who will hold Baytex Shares in a Deferred Plan should consult their own Tax advisors.
Shareholders Not Resident in Canada
The following section of the summary is applicable to a Raging River Shareholder that, for the purposes of the Tax Act and any applicable income Tax treaty or convention and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Raging River Shares or Baytex Shares acquired pursuant to the Arrangement in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a "Non-Resident Shareholder").
Electing Non-Resident Shareholders
Under the Arrangement only a Non-Resident Shareholder that holds its Raging River Shares as taxable Canadian property (an "Electing Non-Resident Shareholder") will be eligible to elect to have its Raging River Shares disposed of directly to Baytex under section 85.1 of the Tax Act.

An Electing Non-Resident Shareholder will transfer its Raging River Shares to Baytex in exchange for the number of Baytex Shares as determined pursuant to the Exchange Ratio. This transfer will be a tax-deferred exchange under section 85.1 of the Tax Act, unless the Electing Non-Resident Shareholder includes any portion of the gain or loss, otherwise determined, in computing its income for the taxation year which includes the Arrangement. As a result, provided no part of the gain or loss is so included, an Electing Non-Resident Shareholder will be deemed to have disposed of its Raging River Shares for proceeds of disposition equal to the adjusted cost base to the Electing Raging River Shareholder of such shares immediately before the exchange. An Electing Non-Resident Shareholder will be deemed to have acquired its Baytex Shares at a cost equal to the adjusted cost base to the Electing Non-Resident Shareholder of its Raging River Shares immediately before the exchange. Raging River Shareholders are referred to CRA Income Tax Folio S4-F5-C1 for further information respecting section 85.1 of the Tax Act.
Pursuant to the provisions of the Tax Act, where Raging River Shares constitute "taxable Canadian property" to an Electing Non-Resident Shareholder, any Baytex Shares received by the Electing Non-Resident Shareholder who exchanges such Raging River Shares for Baytex Shares utilizing the rollover available under Section 85.1 of the Tax Act will be deemed to constitute "taxable Canadian property" to the Electing Non-Resident Shareholder throughout the period that begins at the time of exchange on the Effective Date and ends on the day that is 60 months after the time of exchange on the Effective Date. See " – Taxable Canadian Property" below.
Non-Electing Non-Resident Shareholder
A Non-Electing Raging River Shareholder that is a Non-Resident Shareholder (a "Non-Electing Non-Resident Shareholder") will dispose of its Raging River Shares to Raging River Subco in exchange for Raging River Subco Notes (excluding Non-Electing Non-Resident Shareholders that are Deferred Plans), which will then be disposed of to Baytex in exchange for Baytex Shares.
Such a Non-Electing Non-Resident Shareholder will not be subject to Tax under the Tax Act in respect of any capital gain realized on the disposition of its Raging River Shares unless such shares constitute "taxable Canadian property" for the purposes of the Tax Act and the Non-Electing Non-Resident Shareholder is not entitled to relief under an applicable income Tax treaty or convention. See " – Taxable Canadian Property" below.
Taxation of Dividends on Baytex Shares Held by Non-Resident Shareholders
Dividends paid or credited or deemed to be paid or credited to a Non-Resident Shareholder on Baytex Shares will be subject to Canadian withholding Tax at a rate of 25%. This rate may be reduced in the case of a Non-Resident Shareholder that is qualified to claim benefits under an applicable income Tax treaty or convention. For example, under the Canada-U.S. Treaty, the withholding Tax rate is generally reduced to 15% in respect of a dividend paid to a person who is the beneficial owner of the dividend and who is resident in the United States for purposes of the Canada-U.S. Treaty and qualified to claim full benefits under the Canada-U.S. Treaty.
Disposition of Baytex Shares
A Non-Resident Shareholder who disposes or is deemed to dispose of Baytex Shares that were acquired under the Arrangement will not be liable to Tax under the Tax Act in respect of any capital gain realized on the disposition unless such shares constitute "taxable Canadian property" for purposes of the Tax Act. See " – Taxable Canadian Property" below.
Non-Resident Shareholders whose Baytex Shares constitute taxable Canadian property will generally be subject to the Tax considerations described above under "Holders Resident in Canada – Disposition of Baytex Shares" and "Holders Resident in Canada – Taxation of Capital Gains and Capital Losses" in respect of Resident Shareholders except that, to the extent a Non-Resident Shareholder realizes a capital loss from the disposition of Baytex Shares, the amount of the capital loss may not be deductible against capital gains of such Non-Resident Shareholder for the purposes of the Tax Act. Non-Resident Shareholders whose Baytex Shares constitute taxable Canadian property may nonetheless be exempted from taxation on capital gains to the extent that they can avail themselves of the provisions of an applicable income Tax treaty between Canada and their jurisdiction of residence.

Dissenting Shareholders that are Non-Resident Shareholders
Dissenting Shareholders that are Non-Resident Shareholders ("Non-Resident Dissenting Shareholders") will transfer their Raging River Shares to Baytex in exchange for cash consideration in an amount equal to the fair value of such Raging River Shares at the Effective Time. A Non-Resident Dissenting Shareholder will be considered to have disposed of its Raging River Shares for proceeds of disposition equal to the cash payment received by such Non-Resident Dissenting Shareholder (less any interest awarded by a court). As a result, such Non-Resident Dissenting Shareholder will realize a capital gain (or a capital loss) equal to the amount by which the aggregate proceeds of disposition received exceed (or are less than) the aggregate of (i) the adjusted cost base to the Non-Resident Dissenting Shareholder of its Raging River Shares immediately before such disposition and (ii) any reasonable costs of disposition."
A capital gain realized by a Non-Resident Dissenting Shareholder will not be subject to Tax under the Tax Act unless the Shares constitute "taxable Canadian property" to such Non-Resident Shareholder for purposes of the Tax Act and such Non-Resident Shareholder is not entitled to relief under an applicable income Tax treaty or convention, as described above under the heading "– Non-Electing Non-Resident Shareholder". See also " – Taxable Canadian Property" below.
A Non-Resident Dissenting Shareholder will not be subject to Canadian withholding Tax on any amount of interest that is awarded by the Court.
Additional income Tax considerations may be relevant to Non-Resident Dissenting Shareholders that fail to perfect or withdraw their claims pursuant to the Dissent Rights. Non-Resident Dissenting Shareholders should consult their own Tax advisors.
Taxable Canadian Property
Generally, the Raging River Shares or the Baytex Shares, as the case may be, will not be "taxable Canadian property" to a Non-Resident Shareholder at a particular time provided that such Raging River Shares or Baytex Shares, as the case may be, are listed on a "designated stock exchange" (as defined in the Tax Act, which currently includes the TSX and the NYSE), and are not otherwise deemed under the Tax Act to be "taxable Canadian property", unless, at any time during the 60-month period that ends at the Effective Date: (a) any combination of (i) the Non-Resident Shareholder, (ii) persons with whom the Non-Resident Shareholder did not deal at arm’s length, (iii) partnerships in which the Non-Resident Shareholder or a person described in (ii) holds an interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of shares in the capital stock of Raging River or Baytex, as the case may be; and (b) more than 50% of the fair market value of the Raging River Shares or Baytex Shares, as the case may be, was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource property", "timber resource property", or any option in respect of, or interest in, such properties, whether or not the property or properties exist (all as defined in the Tax Act).
Pursuant to the provisions of the Tax Act, where Raging River Shares constitute "taxable Canadian property" to an Electing Raging River Shareholder, any Baytex Shares received by the Electing Raging River Shareholder who exchanges such Raging River Shares for Baytex Shares utilizing the rollover available under Section 85.1 of the Tax Act will be deemed to constitute "taxable Canadian property" to the Electing Raging River Shareholder throughout the period that begins at the time of exchange on the Effective Date and ends on the day that is 60 months after the time of exchange on the Effective Date.
INTERESTS OF EXPERTS
Certain Canadian legal matters relating to the Arrangement are to be passed upon by Burnet, Duckworth & Palmer LLP on behalf of Raging River and by Stikeman Elliott LLP on behalf of Baytex. Certain United States legal matters relating to the Arrangement are to be passed on by Paul, Weiss, Rifkind, Wharton & Garrison LLP. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, Stikeman Elliott LLP, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, respectively, beneficially own, directly or indirectly, less than 1% of the outstanding Raging River Shares and less than 1% of the outstanding Baytex Shares.

RISK FACTORS
Ownership of Baytex Shares is subject to certain risks. Shareholders should consider carefully the risk factors to which the Combined Enterprise and its Shareholders are subject, which are described under "Risk Factors" in the Baytex AIF and the Raging River AIF, which are incorporated by reference herein. The following are risks related specifically to the Arrangement.
See also the risk factors set forth in "Appendix "G" – Pro Forma Information Concerning the Combined Enterprise" for risk factors in respect of the Combined Enterprise and those in the Baytex AIF, Baytex MD&A, Raging River AIF and Raging River MD&A, each of which are incorporated herein by reference and specifically relating to Baytex and Raging River.
Possible failure to realize anticipated benefits of the Arrangement
The Arrangement is subject to normal commercial risks that such transaction may not be completed on the terms negotiated or at all. Raging River and Baytex are proposing to complete the Arrangement to create the opportunity to realize certain benefits described under "Benefits of the Arrangement". Achieving the benefits of the Arrangement depends in part on successfully consolidating functions and integrating personnel, operations and procedures in a timely and efficient manner, as well as the ability of the Combined Enterprise to realize the anticipated growth opportunities and synergies from combining the business of Raging River with that of Baytex. The integration of the Raging River business requires the dedication of substantial effort by management of the Combined Enterprise following the Arrangement which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, and employee relationships that may adversely affect the Combined Enterprise's ability to achieve the anticipated benefits of the Arrangement.
The Arrangement is subject to satisfaction or waiver of various conditions
Completion of the Arrangement is subject to, among other things, the approval of the Court, Raging River Shareholder approval, Baytex Shareholder approval and the receipt of all necessary regulatory approvals, including Competition Act Approval, all of which may be outside the control of both Raging River and Baytex. There can be no assurance that these conditions will be satisfied or that the Arrangement will be completed as currently contemplated or at all. Delays in the completion of the Arrangement could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with uncertainty about completion of the Arrangement. In addition, if the Arrangement is not completed, Raging River or Baytex could be subject to litigation related to any failure to complete the Arrangement or related to any enforcement proceeding commenced against Raging River or Baytex to perform their respective obligations under the Arrangement Agreement.
The Arrangement Agreement may be terminated
Each of Raging River and Baytex has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can either of Baytex or Raging River provide any assurance, that the Arrangement will not be terminated by either Raging River or Baytex before the completion of the Arrangement. For instance, either Baytex or Raging River has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that have a material adverse effect on the other Party. There is no assurance that a material adverse effect will not occur before the Effective Date, in which case Raging River or Baytex could elect to terminate the Arrangement Agreement and the Arrangement would not proceed. If the Arrangement is not completed, Shareholders will not realize the benefits of the Arrangement. Under the Arrangement Agreement, a Party is required to pay the other Party a termination fee in certain circumstances. This termination fee may discourage other parties from attempting to enter into a business transaction with either Raging River or Baytex, even if those parties would otherwise be willing to enter into an agreement with Raging River or Baytex for a business combination. See "Effect of the Arrangement - The Arrangement Agreement – Termination".

Market price of shares
If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Raging River Shares and/or Baytex Shares may be materially adversely affected.
Entry into new oil and gas plays
Completion of the Arrangement will result in a combination of the business activities currently carried on by each of Raging River and Baytex as separate entities. The combination of these activities into the Combined Enterprise may expose Shareholders to different business risks than those to which they were exposed prior to the Arrangement. The Combined Enterprise will face the same risks currently facing each of Raging River and Baytex, in addition to other risks.
While the Arrangement is pending, Raging River and Baytex are restricted from taking certain actions
The Arrangement Agreement restricts Raging River and Baytex from taking specified actions until the Arrangement is completed, without the consent of the other Party. These restrictions may prevent Raging River and/or Baytex from pursuing attractive business opportunities that may arise prior to completion of the Arrangement.
The Exchange Ratio is fixed and will not be adjusted in the event of any change in either Raging River's or Baytex's respective Share prices
Upon closing of the Arrangement, each Raging River Shareholder (other than a Dissenting Shareholder) will receive, directly or indirectly, 1.36 Baytex Shares for each Raging River Share. This Exchange Ratio is fixed in the Plan of Arrangement and will not be adjusted for changes in the market price of either the Raging River Shares or the Baytex Shares. Changes in the price of the Baytex Shares prior to the consummation of the Arrangement will affect the market value that Raging River Shareholders will be entitled to receive upon closing. Neither Raging River nor Baytex are permitted to terminate the Arrangement Agreement or resolicit the vote of their respective Shareholders solely because of changes in the market price of either Party's Shares. Share price changes may result from a variety of factors (many of which are beyond Baytex's or Raging River's control), including the risk factors identified in the Raging River AIF and the Baytex AIF.
Raging River and Baytex directors and officers may have interests in the Arrangement different from the interests of Raging River Shareholders and Baytex Shareholders following completion of the Arrangement
Certain of the directors and executive officers of Raging River and Baytex negotiated the terms of the Arrangement Agreement, and the Raging River Board has unanimously recommended that Raging River Shareholders vote in favour of the Arrangement Resolution and the Baytex Board has unanimously recommended that Baytex Shareholders vote in favour of the Issuance Resolution. These directors and executive officers may have interests in the Arrangement that are different from, or in addition to, those of Raging River Shareholders and Baytex Shareholders generally. These interests include, but are not limited to, the continued employment of certain executive officers of Raging River and Baytex by Baytex following the Arrangement, and the continued service of certain directors of Raging River and Baytex as directors of Baytex following the Arrangement. Raging River Shareholders and Baytex Shareholders should be aware of these interests when they consider their respective board of directors’ unanimous recommendations. The Raging River Board and the Baytex Board were each aware of, and considered, these interests when they declared the advisability of the Arrangement Agreement and unanimously recommended that Raging River Shareholders and Baytex Shareholders approve the Arrangement Resolution and the Issuance Resolution, respectively. See "Interests of Certain Persons or Companies in Matters to be Acted Upon".
The unaudited pro forma financial information of the Combined Enterprise is presented for illustrative purposes only and may not be an indication of the Combined Enterprise's financial condition or results of operations following the Arrangement

The unaudited pro forma financial information contained in this Circular is presented for illustrative purposes only as of its respective dates and may not be an indication of the financial condition or results of operations of the Combined Enterprise following the Arrangement for several reasons. The unaudited pro forma financial information has been derived from the respective historical financial statements of Baytex and Raging River, and certain adjustments and assumptions made as of the dates indicated therein have been made to give effect to the Arrangement. The information upon which these adjustments and assumptions have been made is preliminary and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the unaudited pro forma financial information does not include, among other things, estimated cost or synergies, adjustments related to restructuring or integration activities, future acquisitions or disposals not yet known or probable, or impacts of Arrangement-related change in control provisions that are currently not factually supportable and/or probable of occurring. Therefore, the pro forma financial information is presented for informational purposes only and is not necessarily indicative of what the Combined Enterprise's actual financial condition or results of operations would have been had the Arrangement been completed on the date indicated. Accordingly, the combined business, assets, results of operations and financial condition may differ significantly from those indicated in the unaudited pro forma financial information. See Schedule "A" of "Appendix "G" - Pro Form Information of the Combined Enterprise".
Credit ratings of Baytex may be downgraded or there may be adverse conditions in the credit markets, which may impede Baytex's access to the debt markets or raise its borrowing rates
Access to financing for Baytex will depend on, among other things, suitable market conditions and maintenance of credit ratings in the range of credit ratings currently assigned to Baytex. The credit ratings of Baytex, may be adversely affected by various factors including increased debt levels, decreased earnings, declines in commodity prices, increased competition and the deterioration in general economic and business conditions. Any downgrades in the credit ratings of Baytex, may impede its access to the debt markets or raise its borrowing rates.
Dissent Rights
Raging River Shareholders have the right to exercise certain dissent and appraisal rights and demand payment of the fair value of their Raging River Shares in cash in connection with the Arrangement in accordance with the ABCA. If there are a significant number of Dissenting Shareholders, a substantial cash payment may be required to be made to such Dissenting Shareholders, which payment could have an adverse effect on the Combined Enterprise's financial condition and cash resources. It is a condition to completion of the Arrangement that holders of less than 5% of the outstanding Raging River Shares have exercised Dissent Rights in respect of the Arrangement; however, such condition may be waived upon the mutual consent of Baytex and Raging River.
THE RAGING RIVER MEETING
The Raging River Meeting
At the Raging River Meeting, Raging River Shareholders will be asked to consider the Arrangement Resolution in the form set forth in Appendix "A" to this Circular. Raging River Shareholders are urged to carefully review this Circular when considering the Arrangement Resolution. For information relating to the impact of the Arrangement on Raging River and Baytex, see "Appendix "G" – Pro Forma Information Concerning the Combined Enterprise".
The Arrangement Resolution must be approved by: (i) not less than 66⅔% of the votes cast by Raging River Shareholders, in person or represented by proxy, at the Raging River Meeting; and (ii) a simple majority of the votes cast by Raging River Shareholders, present in person or represented by proxy at the Raging River Meeting, after excluding the votes cast by persons whose votes may not be included in determining minority approval of a "business combination" pursuant to MI 61-101 which includes the votes cast with respect to the Raging River Shares beneficially owned or over which control or direction is exercised by an executive officer of Raging River. If the Arrangement Resolution is not approved by Raging River Shareholders, the Arrangement cannot be completed.
Unless otherwise directed, the persons named in the enclosed form of proxy for the Raging River Meeting intend to vote in favour of the Arrangement Resolution.

Solicitation of Proxies
This Circular is provided in connection with the solicitation of proxies by the management of Raging River for use at the Raging River Meeting and the associated costs thereof will be borne by Raging River. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of, or advisors to, Raging River (who will not be specifically remunerated therefor). The Parties have engaged Laurel Hill as their proxy solicitation and information agent to assist management of the Parties in the solicitation of proxies from Shareholders for both Meetings. Raging River and Baytex have agreed to pay Laurel Hill an aggregate fee of $110,000, plus a fee for calls made to retail Shareholders and reasonable out-of-pocket expenses. Raging River will bear half the costs of this solicitation.
The Raging River Meeting is being called pursuant to the Interim Order of the Court to seek the requisite approval of Raging River Shareholders of the Arrangement in accordance with Section 193 of the ABCA. See "The Arrangement" and "The Raging River Meeting ".
The information set forth below generally applies to registered holders of Raging River Shares (i.e., if your Raging River Shares are registered in your name). If you are a Beneficial Holder of Raging River Shares (i.e., if your Raging River Shares are held through a broker, financial institution or other nominee), please see "Information for Beneficial Holders" on page 22 of this Circular.
Appointment and Revocation of Proxies
Accompanying this Circular is a form of proxy for registered Raging River Shareholders. The persons named in the enclosed form of proxy are directors and/or officers of Raging River. A Raging River Shareholder has the right to appoint a person (who need not be a Raging River Shareholder) other than the persons designated in the form of proxy provided by Raging River to represent the Raging River Shareholder at the Raging River Meeting. To exercise this right, the Raging River Shareholder should strike out the names of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy. If you are a registered Raging River Shareholder and are unable to attend the Raging River Meeting in person, please exercise your right to vote by completing, dating, signing and returning the enclosed form of proxy to Computershare Trust Company of Canada, Raging River's transfer agent. To be valid, completed proxy forms must be completed, dated, signed and deposited with Raging River's transfer agent, Computershare Trust Company of Canada, (i) by mail, using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (iii) by facsimile, to (416) 263-9524 or 1-866-249-7775. Raging River Shareholders may also vote through the internet and if you do vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form.
All proxy or voting instructions must be received in each case no later than 9:30 a.m. (Calgary time) on August 17, 2018 or, if the Raging River Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment or postponement of the Raging River Meeting. The proxy shall be in writing and executed by the Raging River Shareholder or such Raging River Shareholder's attorney authorized in writing, or if such Raging River Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney. The Chairman of the Raging River Meeting shall have the discretion to accept all, but not less than all, valid proxies received after the foregoing deadline and prior to the Raging River Meeting.
In addition to revocation in any other manner permitted by law, a Raging River Shareholder may revoke a proxy: (i) by instrument in writing executed by the Raging River Shareholder or such Raging River Shareholder's attorney authorized in writing or if the Raging River Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either with Computershare Trust Company of Canada, acting as scrutineers, at the office of Computershare Trust Company of Canada designated in the Notice of Meeting to Raging River Shareholders and this Circular not later than 5:00 p.m. (Calgary time) on the Business Day preceding the day of the Raging River

Meeting (or any adjournment or postponement thereof) or with the Chairman on the day of the Raging River Meeting (or any adjournment or postponement thereof); or (ii) by a duly executed and deposited proxy bearing a later date or time than the date or time of the proxy being revoked.
It should be noted that the participation in person by a Raging River Shareholder in a vote by ballot at the Raging River Meeting will automatically revoke any proxy which has been previously given by the Raging River Shareholder in respect of business covered by that vote.
Exercise of Discretion by Proxy
The Raging River Shares represented by an effective proxy will be voted in accordance with the instructions specified therein. Where no choice is specified, the Raging River Shares will be voted FOR the approval of the Arrangement Resolution. The enclosed form of proxy confers discretionary authority upon the persons named therein in respect of amendments or variations to matters identified in the Notice of Meeting to Raging River Shareholders and with respect to other matters which may properly come before the Raging River Meeting or any adjournment or postponement thereof. As of the date hereof, management of Raging River knows of no amendments, variations or other matters to come before the Raging River Meeting; however, if any other matter properly comes before the Raging River Meeting, the enclosed form of proxy will be voted on such matter in accordance with the best judgment of the person(s) voting the proxies.
Computershare Trust Company of Canada will count and tabulate the proxies. Proxies will be referred to Raging River only in cases where a Raging River Shareholder clearly intends to communicate with Raging River's management (by making a written statement on the proxy form), in the event of a proxy contest or when it is necessary to do so to meet the requirements of Applicable Law. Following the Raging River Meeting, a report on the voting results will be filed with the Canadian securities regulators on SEDAR at www.sedar.com.
Notice-and-Access
Raging River has elected to use the "notice-and-access" provisions under National Instrument 54-101 -Communications with Beneficial Owners of Securities of a Reporting Issuer (the "Notice-and-Access Provisions") for the Raging River Meeting in respect of mailings to Beneficial Holders of Raging River Shares. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that issuers must physically mail to their shareholders by allowing such issuers to post the information circulars and related materials online.
Raging River has also elected to use procedures known as 'stratification' in relation to its use of the Notice-and-Access Provisions. Stratification occurs when Raging River while using the Notice-and-Access Provisions, provides a paper copy of its notice of Raging River Meeting and Circular to some Raging River Shareholders. In relation to the Raging River Meeting, the registered Raging River Shareholders will receive a paper copy of each of the Notice of the Meeting, this Circular, and a form of proxy whereas Raging River Shareholders who do not hold their Raging River Shares in their own name will receive only a notification regarding the use of the Notice-and-Access Provisions and a voting instruction form.
Raging River will be delivering a notification regarding the use of the Notice-and-Access Provisions and a voting instruction form to Beneficial Holders of Raging River Shares with the assistance of Broadridge and Raging River intends to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of Raging River Shares.
Voting Shares of Raging River and Principal Holders Thereof
Raging River is authorized to issue an unlimited number of Raging River Shares without nominal or par value. As at July 9, 2018, there were 231,426,212 Raging River Shares issued and outstanding which are its only outstanding voting securities. Each Raging River Share entitles the holder thereof to one vote per share at the Raging River Meeting.

The Raging River Record Date for determination of Raging River Shareholders entitled to receive notice of and to vote at the Raging River Meeting is the close of business on July 9, 2018. Raging River will prepare, as of the Raging River Record Date, a list of Raging River Shareholders entitled to receive notice of the Raging River Meeting and showing the number of Raging River Shares held by each such Raging River Shareholder. Only Raging River Shareholders whose names have been entered in the register of holders of Raging River Shares on the close of business on the Record Date will be entitled to receive notice of and to vote the Raging River Shares shown opposite such Raging River Shareholder's name at the Raging River Meeting; provided that, to the extent that a Raging River Shareholder transfers ownership of any Raging River Shares after the Raging River Record Date and the transferee of those Raging River Shares establishes ownership of such Raging River Shares and demands, not later than 10 days before the Raging River Meeting, to be included in the list of Raging River Shareholders eligible to vote at the Raging River Meeting, such transferee will be entitled to vote such Raging River Shares at the Raging River Meeting.
To the knowledge of the directors and executive officers of Raging River, as of the date hereof, no person or company beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding Raging River Shares.
Quorum
In accordance with the by-laws of Raging River and the Interim Order, the quorum required at the Raging River Meeting will be two Persons present at the Raging River Meeting, holding or representing by proxy, in the aggregate not less than 25% of the votes attached to the outstanding Raging River Shares, provided that if a quorum is not so present within 30 minutes of the appointed time of the Raging River Meeting, the Raging River Meeting shall stand adjourned to a date not less than seven nor more than 30 days later, as determined by the Chairman of the Raging River Meeting. At the adjourned Raging River Meeting, the Raging River Shareholders present in person or represented by proxy, entitled to vote at the Raging River Meeting, will constitute a quorum for the adjourned Raging River Meeting.
Procedure and Votes Required
The Interim Order provides that each holder of Raging River Shares at the close of business on the Raging River Record Date will be entitled to receive notice of, to attend and to vote at the Raging River Meeting.
Pursuant to the Interim Order:

(a)	each Raging River Share will entitle the holder to one vote at the Raging River Meeting in respect of the Arrangement Resolution; and

(b)
the number of votes required to pass the Arrangement Resolution shall be (i) not less than 66⅔% of the votes cast by Raging River Shareholders, present in person or represented by proxy, at the Meeting; and (ii) a simple majority of the votes cast by Raging River Shareholders, present in person or represented by proxy at the Raging River Meeting, after excluding the votes cast by persons whose votes may not be included in determining minority approval of a "business combination" pursuant to MI 61-101 which includes the votes cast with respect to the Raging River Shares beneficially owned or over which control or direction is exercised by an executive officer of Raging River.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Raging River Board, without further notice to, or approval of, the Raging River Shareholders, subject to the terms of the Plan of Arrangement, the Arrangement Agreement and the Interim Order, to amend the Plan of Arrangement or the Arrangement Agreement or to decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix "A" to this Circular for the full text of the Arrangement Resolution.
THE BAYTEX MEETING
The Baytex Meeting

The Baytex Meeting is being called to seek the requisite approval of the Issuance Resolution by the Baytex Shareholders. See "The Arrangement". Baytex Shareholders are urged to carefully review this Circular when considering the Issuance Resolution. For information relating to the impact of the Arrangement on Baytex, see "Appendix "G" – Pro Forma Information Concerning the Combined Enterprise".
The Arrangement will result in the strategic combination of Baytex and Raging River pursuant to which Baytex will acquire, directly or indirectly, all of the issued and outstanding Raging River Shares. Pursuant to the Arrangement, Raging River Shareholders (other than those held by Dissenting Shareholders) will receive, directly or indirectly, 1.36 Baytex Shares for every Raging River Share held. As at July 9, 2018, there were 231,426,212 Raging River Shares outstanding. Accordingly, based on the Raging River Shares outstanding as at July 9, 2018, Baytex will issue 314,739,648 Baytex Shares (subject to rounding) to acquire, directly or indirectly, all of the currently outstanding Raging River Shares pursuant to the Arrangement.
Following the Arrangement, Baytex will be the successor to Raging River under the Raging River Old Option Plan and the Raging River New Option Plan. All Raging River Options will continue on the same terms and conditions except that (i) upon exercise of Raging River Options following the Effective Time, holders of such Raging River Options will be entitled to receive Baytex Shares on the exercise thereof equal to the number of Raging River Shares issuable under such Raging River Options multiplied by 1.36 at the exercise price of such Raging River Options divided by 1.36, and (ii) Raging River Options held by Terminated Employees will be exercisable for the period ending on the earlier of: (A) the expiry date of the applicable Raging River Option; and (B) the date that is 90 days following the Effective Date. Vesting of Raging River Options will be accelerated for all Terminated Employees immediately prior to the Effective Time. As of July 9, 2018, there were 6,999,114 Raging River Options outstanding. Accordingly, up to 9,518,795 Baytex Shares will be issuable pursuant to the Raging River Options in connection with the Arrangement whether such Raging River Options are exercised before or after the Effective Time.
Following the Arrangement, Baytex will be the successor to Raging River under the Raging River Award Plan. All Raging River Performance Awards and Raging River Restricted Awards held by Continuing Employees will continue on the same terms and conditions and such Raging River Performance Awards and Raging River Restricted Awards will entitle the holders thereof to receive 1.36 Baytex Shares following the Effective Time in lieu of a Raging River Share. As at July 9, 2018, there were 650,020 Raging River Performance Awards and 335,613 Raging River Restricted Awards outstanding. All Raging River Restricted Awards and Raging River Performance Awards held by Terminated Employees will conditionally vest prior to the Effective Time and Raging River shall issue Raging River Shares immediately prior to the Effective Time as settlement of the outstanding Raging River Restricted Awards and Raging River Performance Awards. The Raging River Board has agreed to fix the Raging River Payout Multiplier applicable to any such Raging River Performance Award at 1.0. Accordingly, up to 884,027 Baytex Shares will be issuable pursuant to the Raging River Performance Awards and 456,434 Baytex Shares will be issuable pursuant to Raging River Restricted Awards in connection with the Arrangement whether such Raging River Performance Awards and Raging River Restricted Awards are settled before or after the Effective Time.
The Parties have agreed pursuant to the Arrangement Agreement that: (i) as soon as reasonably practicable but in any event no later than ten (10) Business Days prior to the Effective Date, Raging River and Baytex shall identify the Terminated Employees; and (ii) such Terminated Employees may be granted up to 97,503 Raging River Performance Awards and 50,342 Raging River Restricted Awards prior to the Effective Date and, immediately prior to the Effective Time, such Terminated Employees will receive Raging River Shares (and subsequently Baytex Shares pursuant to the Arrangement) on the vesting or settlement of such Raging River Performance Awards and Raging River Restricted Awards. The proposed grants of Raging River Awards represent a portion of each Terminated Employee's entitlement to their 2018 annual grant which otherwise would have been granted but for Raging River being in a trading blackout during the Strategic Repositioning Process. Accordingly, up to 201,070 Baytex Shares may be issuable in respect of these 97,503 Raging River Performance Awards and 50,342 Raging River Restricted Awards that may be granted by Raging River to certain officers, employees and consultants of Raging River following the date hereof but prior to the Effective Date in accordance with Section 2.5(f) of the Arrangement Agreement.
The TSX requires shareholder approval in circumstances where an issuance of securities will result in the issuance of 25% or more of the issuer's outstanding securities on a non-diluted basis in connection with an acquisition. As the

Arrangement will result in the issuance or potential issuance of a total of approximately 137% of the 238,288,378 Baytex Shares outstanding as at July 9, 2018, Baytex Shareholders will be asked to approve the issuance of up to 325,810,000 Baytex Shares in connection with the Arrangement, consisting of: (i) up to 314,739,648 Baytex Shares to be issued based on the issued and outstanding Raging River Shares as of July 9, 2018; (ii) up to 10,859,256 Baytex Shares that may be issued upon the exercise or settlement of Raging River Options, Raging River Performance Awards and Raging River Restricted Awards; (iii) up to 201,070 Baytex Shares that may be issued in respect of Raging River 97,503 Performance Awards and 50,342 Raging River Restricted Awards that may be granted by Raging River to certain officers, employees and consultants of Raging River following the date hereof but prior to the Effective Date in accordance with Section 2.5(f) of the Arrangement Agreement; and (iv) an additional 10,026 Baytex Shares to account for clerical and administrative matters, including the rounding of fractional Baytex Shares to ensure that there are a sufficient amount of Baytex Shares to effect the Arrangement. Therefore, the Issuance Resolution authorizes Baytex to issue up to 325,810,000 additional Baytex Shares.
At the Baytex Meeting, Baytex Shareholders will be asked to vote to approve the Issuance Resolution in the form set forth in Appendix "B" to this Circular. The Issuance Resolution must be approved by a simple majority of the votes cast by the Baytex Shareholders present in person or represented by proxy at the Baytex Meeting. As of July 9, 2018, the Baytex directors and executive officers as a group beneficially owned or exercised control or direction over 20,000 Raging River Shares, which will entitle the holders thereof to receive an aggregate of 27,200 Baytex Shares pursuant to the Plan of Arrangement.
Unless otherwise directed, the persons named in the form of proxy for the Baytex Meeting intend to vote in favour of the Issuance Resolution. It is a condition of the Arrangement that the Issuance Resolution be approved by the Baytex Shareholders.
Solicitation of Proxies
This Circular is provided in connection with the solicitation of proxies by the management of Baytex for use at the Baytex Meeting.
If you are a registered Baytex Shareholder and are unable to attend the Baytex Meeting in person, please exercise your right to vote by completing, dating, signing and returning the enclosed form of proxy to Computershare Trust Company of Canada, Baytex's transfer agent. To be valid, completed proxy forms must be completed, dated, signed and deposited with Baytex's transfer agent, Computershare Trust Company of Canada, (i) by mail, using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (iii) by facsimile, to (416) 263-9524 or 1-866-249-7775. Baytex Shareholders may also vote through the internet and if you do vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. All proxy or voting instructions must be received in each case no later than 10:30 a.m. (Calgary time) on August 17, 2018 or, if the Baytex Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment or postponement of the Baytex Meeting. The proxy shall be in writing and executed by the Baytex Shareholder or such Baytex Shareholder's attorney authorized in writing, or if such Baytex Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney. The Chairman of the Baytex Meeting shall have the discretion to accept all, but not less than all, valid proxies received after the foregoing deadline and prior to the Baytex Meeting.
The Baytex Record Date for determination of Baytex Shareholders entitled to receive notice of and to vote at the Baytex Meeting is the close of business on July 9, 2018. Only Baytex Shareholders of record will be entitled to vote at the Baytex Meeting, unless that Baytex Shareholder has transferred any Baytex Shares subsequent to that date and the transferee shareholder, not later than ten (10) days before the meeting, establishes ownership of the Baytex Shares and demands that the transferee's name be included on the list of Baytex Shareholders entitled to vote at the Baytex Meeting.
Accompanying this Circular is a form of proxy for registered Baytex Shareholders. The persons named in the enclosed form of proxy are directors and/or officers of Baytex. A Baytex Shareholder has the right to appoint a person, who need not be a Baytex Shareholder, to represent the Baytex Shareholder at the Baytex Meeting. To exercise this right, the Baytex Shareholder should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy. Registered Baytex Shareholders who vote through the internet may also appoint another person to be their proxyholder.
The information set forth below generally applies to registered holders of Baytex Shares (i.e., if your Baytex Shares are registered in your name). If you are a Beneficial Holder of Baytex Shares (i.e., if your Baytex Shares are held through a broker, financial institution or other nominee), please see "Information for Beneficial Holders" on page 22 of this Circular.
Notice-and-Access
Baytex has elected to use the Notice-and-Access Provisions for the Baytex Meeting in respect of mailings to Beneficial Holders of Baytex Shares (i.e., a shareholder who holds their shares in the name of a broker or an agent) and registered holders of Baytex Shares (i.e., a shareholder whose name appears on our records as a holder of Baytex Shares). The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials on-line.
Baytex has also elected to use procedures known as 'stratification' in relation to its use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an information circular and, if applicable, a paper copy of financial statements and related management's discussion and analysis, to some shareholders together with a notice of a meeting of its shareholders. A paper copy of the notice of Baytex Meeting, the Circular, and a form of proxy or voting instruction form will be mailed to those Baytex Shareholders who have previously requested to receive paper copies of these materials.
Baytex will be delivering proxy-related materials to Beneficial Holders of Baytex Shares directly with the assistance of Broadridge. Baytex intends to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of Baytex Shares.
Revocability of Proxy
Only a registered Baytex Shareholder may revoke their proxy at any time prior to a vote. If a Baytex Shareholder or the person they give their proxy attends personally at the Baytex Meeting, the Baytex Shareholder or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Baytex Shareholder or their attorney authorized in writing or, if a Baytex Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at the Baytex head office at any time up to and including the last Business Day before the Baytex Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the chairman of the Baytex Meeting on the day of the Baytex Meeting, or any adjournment or postponement thereof.
Beneficial Holders who wish to change their vote must, in sufficient time in advance of the Baytex Meeting, arrange for their respective intermediaries to change their vote and, if necessary, revoke their proxy in accordance with the revocation procedures set out above.
Persons Making the Solicitation
This solicitation is made on behalf of Baytex management. Baytex will bear the costs incurred in the preparation and mailing of the form of proxy, notice of meeting and this Circular. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.

The Parties have engaged Laurel Hill as their proxy solicitation and information agent to assist management of the Parties in the solicitation of proxies from Shareholders for both Meetings. Raging River and Baytex have agreed to pay Laurel Hill an aggregate fee of $110,000, plus a fee for calls made to retail Shareholders and reasonable out-of-pocket expenses. Baytex will bear half the costs of this solicitation. Baytex has arranged for intermediaries to forward the meeting materials to beneficial owners of the Baytex Shares held of record by those intermediaries and Baytex may reimburse the intermediaries for their reasonable fees and disbursements in that regard.
Exercise of Discretion by Proxy
The Baytex Shares represented by proxy in favour of management nominees will be voted on any poll at the Baytex Meeting. Where a Baytex Shareholder specifies a choice with respect to any matter to be acted upon, the Baytex Shares will be voted on any poll in accordance with the specification so made. If a Baytex Shareholder does not provide instructions, such holder's Baytex Shares will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy which Baytex has furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of Baytex Meeting and with respect to any other matters which may properly be brought before the Baytex Meeting or any adjournment or postponement thereof. At the time of printing this Circular, Baytex knows of no such amendment, variation or other matter.
Computershare Trust Company of Canada will count and tabulate the proxies. Proxies will be referred to Baytex only in cases where a Baytex Shareholder clearly intends to communicate with Baytex's management (by making a written statement on the proxy form), in the event of a proxy contest or when it is necessary to do so to meet the requirements of Applicable Law. Following the Baytex Meeting, a report on the voting results will be filed with the Canadian securities regulators on SEDAR at www.sedar.com.
Voting Shares of Baytex and Principal Holders Thereof
Baytex is authorized to issue an unlimited number of Baytex Shares without nominal or par value. As at July 9, 2018 there were 238,288,378 Baytex Shares issued and outstanding. Each Baytex Shareholder of record on the Baytex Record Date is entitled to vote at the Baytex Meeting or any adjournment(s) or postponement(s) thereof and is entitled to one vote for each Baytex Share held. See "Solicitation of Proxies" above.
As at July 9, 2018, directors and officers of Baytex, as a group, beneficially owned, or controlled or directed, directly or indirectly, 3,915,919 Baytex Shares, representing approximately 1.64% of the issued and outstanding Baytex Shares (and the votes entitled to be cast at the meeting). To the knowledge of directors and officers of Baytex, as at July 9, 2018, no person or company beneficially owned, or controlled or directed, directly or indirectly, Baytex Shares entitled to more than 10% of the votes which may be cast at the Baytex Meeting.
Quorum
Pursuant to the by-laws of Baytex, a quorum of Baytex Shareholders is present at the Baytex Meeting if at least two persons are present in person each being a Baytex Shareholder entitled to vote thereat or a duly appointed proxy or representative for an absent Baytex Shareholder so entitled, and representing in the aggregate not less than 25% of the outstanding Baytex Shares carrying voting rights at the Baytex Meeting. If a quorum is not present at the Baytex Meeting, the Baytex Meeting may be adjourned or postponed to a fixed time and place, but no other business shall be transacted at the Baytex Meeting.
INFORMATION CONCERNING RAGING RIVER EXPLORATION INC.
Raging River was incorporated pursuant to the ABCA on December 15, 2011 as "1646988 Alberta Ltd." for the purpose of oil and natural gas production, exploitation and acquisition in the Dodsland area of southwest Saskatchewan. On January 26, 2012, Raging River filed Articles of Amendment to change its name to "Raging River Exploration Inc.".

On March 15, 2012, Raging River ceased to be a wholly-owned subsidiary of Wild Stream Exploration Inc. ("Wild Stream") following the completion of the plan of arrangement under the ABCA amongst Raging River, Crescent Point Energy Corp., Wild Stream and the shareholders of Wild Stream. The head office of Raging River is located at 1700, 605 – 5th Avenue S.W., Calgary, Alberta T2P 3H5 and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1.
Raging River has one (1) wholly-owned subsidiary, Raging River Subco. Raging River Subco has no business, assets or liabilities and is being used solely to participate in the Plan of Arrangement. Raging River Subco was incorporated pursuant to the ABCA on February 14, 2018 as 2099011 Alberta Ltd. The directors of Raging River Subco are Neil Roszell, Bruce Beynon and Jerry Sapieha. The officers of Raging River Subco are Neil Roszell as Executive Chairman and Chief Executive Officer, Bruce Beynon as President and Jerry Sapieha as Vice President, Finance and Chief Financial Officer. Raging River Subco is authorized to issue an unlimited number of common shares without nominal or par value. There are ten (10) common shares of Raging River Subco issued and outstanding, all of which are held by Raging River.
Computershare Trust Company of Canada is the transfer agent and registrar of Raging River. Raging River's auditors are KPMG LLP, Chartered Professional Accountants, in Calgary, Alberta.
Recent Developments
On June 17, 2018, Raging River entered into the Original Arrangement Agreement with Baytex, which was subsequently amended and restated by the Arrangement Agreement. Pursuant to the Arrangement Agreement, Baytex will acquire, directly or indirectly, all of the issued and outstanding Raging River Shares, on the basis of 1.36 Baytex Shares for each Raging River Share held. See "The Arrangement".
Documents Incorporated by Reference
Information in respect of Raging River has been incorporated by reference in this Circular from documents filed with the Canadian securities regulatory authorities. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of Raging River, at Suite 1700, 605 – 5th Avenue S.W., Calgary, Alberta T2P 3H5, telephone (403) 767-1265. In addition, copies of documents incorporated by reference may be obtained from the securities commissions or similar authorities in Canada through Raging River's profile at www.sedar.com.
The following documents of Raging River, filed with the Canadian securities regulatory authorities, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the Raging River AIF;

(b)	the Raging River Financial Statements;

(c)	the Raging River MD&A;

(d)	the Raging River Information Circular; and

(e)	the material change report of Raging River dated June 21, 2018 relating to the proposed Arrangement.
Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus filed by Raging River with the Canadian securities regulatory authorities subsequent to the date of this Circular and prior to the Effective Date are deemed to be incorporated by reference into this Circular.
Any statement contained in a document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.
Market for Securities
The Raging River Shares trade on the TSX under the trading symbol "RRX". The following table sets forth the price range and trading volumes for the Raging River Shares on the TSX for the periods set forth therein:

Period	High ($)	Low ($)	Volume

2018
January	$8.89	$7.30	28,769,110
February	$7.52	$6.03	22,352,789
March	$6.54	$5.52	30,699,549
April	$7.25	$5.82	29,679,427
May	$8.10	$7.01	24,105,928
June	$7.77	$5.42	69,258,766
July (1-11)	$6.25	$5.55	14,451,647
On June 15, 2018, the last trading day prior to the public announcement of the Arrangement, the closing price of the Raging River Shares was $6.28. On July11, 2018, the last trading day prior to the date of this Circular, the closing price of the Raging River Shares was $6.03.
For additional information relating to the market for securities of Raging River, see "Market for Securities" in the Raging River AIF.
Prior Sales
The following table summarizes the Raging River Shares or securities convertible into Raging River Shares that Raging River has issued in the twelve months prior to the date of this Circular:

Date of Issuance	Description of Transaction	Number and Type of Securities	Price per Security
August 2017	Grant of Raging River Options	93,000 Raging River Options	$7.54
August 2017	Grant of Raging River Restricted Awards	4,640 Raging River Restricted Awards	n/a
August 2017	Vesting of Raging River Restricted Awards	1,666 Raging River Shares	$6.53
August 2017	Grant of Raging River Performance Awards	320 Raging River Performance Awards	n/a
October 2017	Grant of Raging River Options	150,000 Raging River Options	$7.87
October 2017	Grant of Raging River Restricted Awards	45,000 Raging River Restricted Awards	n/a
October 2017	Vesting of Raging River Restricted Awards	15,000 Raging River Shares	$7.70
October 2017	Grant of Raging River Performance Awards	25,000 Raging River Performance Awards	n/a
December 2017	Grant of Raging River Options	159,500 Raging River Options	$7.26
December 2017	Exercise of Raging River Options	216 Raging River Shares	$6.24
December 2017	Grant of Raging River Restricted Awards	34,780 Raging River Restricted Awards	n/a
December 2017	Vesting of Raging River Restricted Awards	6,365 Raging River Shares	$7.17
December 2017	Grant of Raging River Performance Awards	38,940 Raging River Performance Awards	n/a
January 2018	Exercise of Raging River Options	31,064 Raging River Shares	$6.95
June 2018	Vesting of Raging River Restricted Awards	123,656 Raging River Shares	$5.65
Notes:

i.	The exercise of some or all of the Raging River Options, as the case may be, was made on a "cashless" basis in accordance with their respective terms.

ii.	Raging River does not receive any proceeds pursuant to a grant of Raging River Options, Raging River Restricted Awards or Raging River Performance Awards.

Capitalization
There has been no material change in Raging River's share or debt capital structure since March 31, 2018. Readers should also refer to the Raging River Financial Statements and the related Raging River MD&A incorporated by reference herein.
Risk Factors
An investment in Raging River Shares is subject to certain risks. Readers should consider carefully the risk factors in this Circular, including under the heading "Risk Factors", and in the Raging River documents which are incorporated by reference into and form a part of this Circular, including as described under "Forward-Looking Information" in the Raging River MD&A and as described under "Risk Factors" in the Raging River AIF. All statements regarding Raging River's business should be viewed in light of these risk factors. Readers should consider carefully whether an investment in Raging River Shares is suitable for them in light of the information set forth in this Circular and in the documents incorporated by reference. Such information does not purport to be an exhaustive list. If any of the identified risks were to materialize, Raging River's business, financial position, results and/or future operations may be materially affected. Additional risks and uncertainties not presently known to Raging River, or which Raging River currently deems immaterial, may also have an adverse effect upon Raging River. Readers should carefully review and consider all other information contained in this Circular and in the documents incorporated by reference under "Information Concerning Baytex Energy Corp." before making an investment decision and consult their own professional advisors when necessary.

Material Contracts
Raging River is not a party to any contracts entered into outside the ordinary course of business that, on completion of the Arrangement, will be material to Raging River other than the Arrangement Agreement (filed on SEDAR on July 5, 2018).
Additional Information
Additional information relating to Raging River is available via SEDAR at www.sedar.com. A Raging River Shareholder may obtain copies of the documents incorporated by reference herein without charge from the Vice President, Finance and Chief Financial Officer of Raging River, at Suite 1700, 605 – 5th Avenue S.W., Calgary, Alberta T2P 3H5, telephone (403) 767-1265. In addition, copies of documents incorporated by reference may be obtained from the securities commissions or similar authorities in Canada through Raging River's SEDAR profile at www.sedar.com.
INFORMATION CONCERNING BAYTEX ENERGY CORP.
Baytex was incorporated on October 22, 2010 pursuant to the provisions of the ABCA. Baytex is the successor to the business of Baytex Energy Trust, which was transitioned to Baytex on December 31, 2010. The head and principal office of Baytex is located at Suite 2800, Centennial Place, East Tower, 520 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 0R3. Baytex's registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.
Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario, is the transfer agent and registrar of the Baytex Shares in Canada. Computershare Trust Company, N.A., at its principal office in Jersey City, New Jersey, is the transfer agent and registrar of the Baytex Shares in the U.S. Baytex's auditors are KPMG LLP, Chartered Professional Accountants, in Calgary, Alberta.
Recent Developments
On June 17, 2018, Baytex entered into the Original Arrangement Agreement with Raging River, which was subsequently amended and restated by the Arrangement Agreement. Pursuant to the Arrangement Agreement, Baytex will acquire, directly or indirectly, all of the issued and outstanding Raging River Shares, on the basis of 1.36 Baytex Shares for each Raging River Share held. See "The Arrangement".
Documents Incorporated by Reference
Information in respect of Baytex has been incorporated by reference in this Circular from documents filed with the Canadian securities regulatory authorities. Copies of the documents incorporated herein by reference may be obtained on request without charge from Baytex's Corporate Secretary at Suite 2800, Centennial Place, East Tower, 520 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 0R3, Telephone: (587) 952-3000. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.
The following documents of Baytex, filed with the Canadian securities regulatory authorities, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the Baytex AIF;

(b)	the Baytex Financial Statements;

(c)	the Baytex MD&A;

(d)	the Baytex Information Circular; and

(e)	the material change report of Baytex dated June 27, 2018 relating to the proposed Arrangement.
Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus filed by Baytex with the Canadian securities regulatory authorities subsequent to the date of this Circular and prior to the Effective Date are deemed to be incorporated by reference into this Circular. In addition, to the extent that any document or information incorporated by reference into this Circular is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with the SEC after the date of this Circular, that document or information shall be deemed to be incorporated by reference into this Circular.
Any statement contained in a document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.
Market for Securities
The Baytex Shares trade on the TSX and the NYSE under the trading symbol "BTE". The following table sets forth the price range and trading volumes for the Baytex Shares on the TSX and the NYSE, respectively, for the periods set forth below:

	Canada Composite Trading			United States Composite Trading
	Price Range			Price Range
Period	High ($)	Low ($)	Volume Traded	High (U.S.$)	Low (U.S.$)	Volume Traded
2017
June	4.13	2.87	140,710,138	3.07	2.15	42,462,225
July	3.66	2.76	107,492,483	2.95	2.13	23,628,107
August	3.67	2.88	83,218,633	2.92	2.31	31,831,165
September	3.93	3.08	80,127,009	3.16	2.50	26,389,364
October	3.83	2.95	81,641,163	3.06	2.30	25,504,445
November	4.38	3.52	172,000,696	3.44	2.75	48,741,471
December	4.59	3.45	107,702,386	3.61	2.68	39,403,127
2018
January	4.35	3.66	141,677,233	3.54	2.97	44,114,735
February	3.87	3.01	92,345,877	3.14	2.38	33,080,354
March	4.00	3.05	112,444,289	3.04	2.37	41,043,628
April	5.83	3.34	199,963,925	4.55	2.59	52,355,947
May	6.23	5.10	232,750,483	4.85	4.04	65,896,429
June	5.69	4.21	283,604,104	4.38	3.16	57,560,556
July (1-11)	4.73	4.26	54,433,124	3.62	3.23	15,013,905

On June 15, 2018, the last trading day prior to the public announcement of the Arrangement, the closing prices of the Baytex Shares on the TSX and the NYSE were $5.10 and US$3.86, respectively. On July 11, 2018 the last trading day prior to the date of this Circular, closing prices of the Baytex Shares on the TSX and the NYSE were $4.59 and US$3.46, respectively.
Prior Sales
The following is a description of prior sales of Baytex Shares and securities convertible into Baytex Shares during the twelve-month period prior to the date of this Circular:

•	1,173,798 Baytex Shares were issued on July 7, 2017 pursuant to outstanding Baytex Restricted Awards and Baytex Performance Awards granted under the Baytex Award Plan;

•	72,564 Baytex Shares were issued on July 10, 2017 pursuant to outstanding Baytex Restricted Awards and Baytex Performance Awards granted under the Baytex Award Plan;

•	444 Baytex Shares were issued on August 8, 2018 pursuant to outstanding Baytex Restricted Awards and Baytex Performance Awards granted under the Baytex Award Plan;

•	1,127,215 Baytex Shares were issued on January 22, 2018 pursuant to Baytex Restricted Awards and Baytex Performance Awards granted under the Baytex Award Plan;

•	83,995 Baytex Shares were issued on May 8, 2018 pursuant to outstanding Baytex Restricted Awards and Baytex Performance Awards granted under the Baytex Award Plan;

•	1,626,272 Baytex Shares were issued on July 3, 2018 pursuant to outstanding Baytex Restricted Awards and Baytex Performance Awards granted under the Baytex Award Plan;

•	48,838 Baytex Restricted Awards and 60,262 Baytex Performance Awards were granted on July 1, 2017 under the Baytex Award Plan;

•	1,944,498 Baytex Restricted Awards and 1,853,578 Baytex Performance Awards were granted on January 18, 2018 under the Baytex Award Plan; and

•	26,478 Baytex Restricted Awards and 6,475 Baytex Performance Awards were granted on July 3, 2018 under the Baytex Award Plan.
Baytex Restricted Awards and Baytex Performance Awards granted pursuant to the Baytex Award Plan do not have an issuance or exercise price. See "Executive Compensation – Share Award Incentive Plan" in the Baytex Information Circular.
Capitalization
There has been no material change in Baytex's share or debt capital structure since March 31, 2018. Readers should also refer to the Baytex Financial Statements and the related Baytex Annual MD&A and Baytex Interim MD&A incorporated by reference herein.
Risk Factors
An investment in Baytex Shares is subject to certain risks. Readers should consider carefully the risk factors in this Circular, including under the heading "Risk Factors", and in the Baytex documents which are incorporated by reference into and form a part of this Circular, including as described under "Advisory Regarding Forward-Looking Statements" in the Baytex Annual MD&A and as described under "Risk Factors" in the Baytex AIF. All statements regarding Baytex's business should be viewed in light of these risk factors. Such information does not purport to be an exhaustive list. If any of the identified risks were to materialize, Baytex's business, financial position, results and/or future operations may be materially affected. Additional risks and uncertainties not presently known to

Baytex, or which Baytex currently deems immaterial, may also have an adverse effect upon Baytex. Readers should carefully review and consider all other information contained in this Circular and in the documents incorporated by reference before making an investment decision and consult their own professional advisors when necessary.
Material Contracts
Baytex is not a party to any contracts entered into outside the ordinary course of business that, on completion of the Arrangement, will be material to Baytex other than (i) the Arrangement Agreement (filed on SEDAR on July 10, 2018); (ii) the first amending agreement dated April 25, 2018 for the Baytex Credit Facilities (filed on SEDAR on May 2, 2018) and (iii) the other contracts noted under the heading "Material Contracts" in the Baytex AIF.
Additional Information
Additional information relating to Baytex is available via SEDAR at www.sedar.com. A Baytex Shareholder may obtain copies of the documents incorporated by reference herein without charge upon request from Baytex's Corporate Secretary at Suite 2800, Centennial Place, East Tower, 520 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 0R3, Telephone: (587) 952-3000. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.
QUESTIONS AND OTHER ASSISTANCE
If you are a Raging River Shareholder or Baytex Shareholder and have any questions, need assistance in voting your Raging River Shares or completing your Letter of Transmittal and Election Form (including making a Tax election pursuant thereto, if applicable), please contact your financial, legal or other professional advisors or the Parties' proxy solicitation and information agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (toll free in North America) or 416-304-0211 (collect outside North America), or by email at assistance@laurelhill.com.